

GENTHERM

PROXY STATEMENT

Notice of 2025 Annual
Meeting of Shareholders

May 8th, 2025

GENTHERM

March 27, 2025

Dear Gentherm Shareholders:

On behalf of the Board of Directors, I invite you to attend the 2025 annual meeting of shareholders on Thursday, May 8, 2025, at 8:30 a.m., Eastern time. The annual meeting will be held in a virtual-only format to provide broad access for shareholders and employees. We encourage you to submit your proxy vote in advance of the meeting by following the instructions on the accompanying proxy card.

2024 In Review

In 2024, the global Gentherm team continued the strong execution of its strategy under former CEO, Phillip Eyler's leadership. We recorded over $2 billion in automotive new business awards for the second consecutive year, including breakthrough awards for several new, innovative products, Puls.A™ and ComfortScale™.

Further, we achieved record Adjusted EBITDA of $183 million in 2024 and expanded Adjusted EBITDA margins by 30 basis points compared to the prior year, despite a modest decrease in revenue and a continued challenging automotive light vehicle production environment. Going forward, the Company remains committed to driving continued profitability improvements over the long term.

Finally, the Company's balance sheet remained strong with net leverage of approximately 0.5x. During the year, the Company made significant investments in operations, returned $50 million dollars to shareholders through share repurchases and positioned itself well for future investments in growth.

CEO Succession

In November 2024, following regular annual succession discussions among the board with the then-current CEO, Phil Eyler, a year ago, we announced a planned succession that allowed him to pursue new professional interests and served the best interest of the Company for the next phase of growth. In January 2025, the Company welcomed Bill Presley as the new President, CEO and Board Director following an extensive and thorough search and review process led by the Board with the assistance of a large national search firm and industry connections. Our Board views orderly transitions as critical to all stakeholders and ensuring continuity in the business, and we believe we delivered on this commitment. Bill is the right successor to build on the success achieved through Phil's leadership and continue to drive shareholder value over the long term through strong execution of the Company's strategy and growth aspirations.

Bill joins Gentherm with more than 30 years of experience in roles of increasing responsibilities at Chrysler Corporation, Lear Corporation and, most recently, as Vice-Chairman and Chief Operating Officer of Aptiv PLC. As a recognized leader in the industry, Bill possesses exceptionally deep management, sales, engineering and manufacturing expertise. Bill has a proven track record of driving growth in core and adjacent markets both organically and inorganically. Furthermore, his operational knowledge enables him to help teams create a culture that expand margins through efficient execution in every phase of product creation, manufacturing and delivery.

At the beginning of 2025, the Company also welcomed Jon Douyard as the new Executive Vice President, Chief Financial Officer and Treasurer. The Board further assisted Bill and management in the selection of Jon by ensuring the CFO search process was closely integrated with the CEO search process and provided confidence in a shared vision and partnership in these closely connected roles. Jon has 25 years of global finance experience, most recently the Chief Financial Officer of The Shyft Group, where he demonstrated a track record of delivering profitable growth through business cycles by successfully leading a strategy to drive financial performance, and generate increased cash flow.

On behalf of the board and Gentherm's global team, I thank Phil for his leadership driving the Company's Focused Growth Strategy and enhancing its culture, and welcome Bill and Jon to Gentherm to build on the success. We look forward to working together to drive the Company's long-term growth and success.

Thank you for your continued investment and support of Gentherm. We respectfully request you to vote in accordance with our recommendations at the 2025 annual meeting.

Sincerely,

Ron Hundzinski
Chair, Gentherm Board of Directors

Dear Gentherm Shareholders:

I am honored to have been selected as the new President and Chief Executive Officer of Gentherm, and look forward to leading the organization through its next phase of profitable growth.

Gentherm has a solid foundation built on a scalable technology portfolio, strong customer relationships, culture of innovation, and financial health. Gentherm continues to drive market adoption of new, innovative products and secure new business awards that maintain its position as a clear global market leader of innovative thermal management and pneumatic comfort technologies. These strong attributes drew me to Gentherm and I believe demonstrate the company is positioned well for profitable growth and attainment of its growth aspirations.

Since joining Gentherm at the beginning of 2025, I have been focused on gaining a deep understanding of the product portfolio, business operations and key drivers of the Company's financial performance. I have spent time meeting with the global Gentherm team, visiting many of our locations, and getting to know our key stakeholders. I have also begun a deep dive into the Company's corporate strategy. I will continue these efforts as the year progresses, and ensure our shareholders and the broader investment community understand our strategy and our top priorities for driving revenue growth, margin expansion, and cash generation in the next chapter.

I look forward to working with the Board and the entire global Gentherm team to drive shareholder value.

Bill Presley
President and Chief Executive Officer

GENTHERM
NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS

Meeting Date	Time	Virtual Location	Record Date
Thursday, May 8, 2025	8:30 a.m. Eastern Daylight Time	*www.virtualshareholdermeeting.com/THRM2025*	March 11, 2025

PROPOSAL		BOARD OF DIRECTORS RECOMMENDATION	PROPOSAL PAGES
01	Election of Nine Directors. To elect nine directors named in the accompanying proxy statement, each to serve for a one-year term until the 2026 annual meeting of shareholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.	**FOR** each nominee	11-28
02	Say-on-Pay. To approve (on an advisory basis) the compensation of our named executive officers.	**FOR** approval	53-55
03	Ratify Appointment of Ernst & Young for 2025. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025.	**FOR** ratification	102-104

We will also transact any other business that may properly come before the meeting or any postponement or adjournment of the meeting. We are not aware of any such business. Only holders of our common stock at the close of business on March 11, 2025, the record date, are entitled to receive this notice and to attend and vote at the annual meeting.

We have designed the format of the annual meeting to provide our shareholders with similar rights and opportunities to participate to what they would have at an in-person meeting. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the meeting log-in page.

By Order of the Board of Directors

Wayne Kauffman
Senior Vice President, General Counsel and Secretary

Novi, Michigan

March 27, 2025

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to vote promptly. If you virtually attend the annual meeting, you may revoke your proxy in accordance with the procedures set forth in the proxy statement and vote online during the meeting.



Important Notice: Regarding the availability of proxy materials for the shareholder meeting to be held **May 8, 2025**. The Notice of 2025 Annual Meeting of Shareholders, the accompanying Proxy Statement, and the 2024 annual report to shareholders are available at *www.proxyvote.com.*

Table of Contents

Non-GAAP Financial Measures. This proxy statement, including the preceding letter to shareholders from the Chair of the Board, includes non-GAAP financial measures that excludes the impact of certain amounts. For their definitions, supplemental information and reconciliations to the most directly comparable GAAP financial measure, see our earnings release issued on February 19, 2025 that was furnished to the SEC on a Form 8-K as of such date.

GENTHERM

GENTHERM

PROXY STATEMENT │ ANNUAL MEETING OF SHAREHOLDERS │ MAY 8, 2025

PROXY SUMMARY

This proxy summary does not contain all of the information that you should consider. You should read the entire proxy statement before voting. For more complete information regarding the 2024 performance of Gentherm Incorporated ("Gentherm", "we", "us", "our" or the "Company"), review our 2024 annual report to shareholders.

ATTEND AND VOTE AT ANNUAL MEETING

Meeting Date	Time	Virtual Location	Record Date
Thursday, May 8, 2025	8:30 a.m. Eastern Daylight Time	*www.virtualshareholdermeeting.com/THRM2025*	March 11, 2025

PLEASE VOTE TODAY

Your vote is important. Whether or not you plan to attend the 2025 annual meeting of shareholders (the "annual meeting") via live webcast, we urge you to vote promptly to save us the expense of additional solicitation. Please carefully review the proxy materials and follow the instructions below to cast your vote on all of the proposals.

VOTING METHODS IN ADVANCE OF ANNUAL MEETING

Make sure to have your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction card and follow the instructions. If you are a record holder, you may vote using one of the following methods. If you are a beneficial owner, you may vote using one of the methods listed on your voting instruction card.



Online	By Phone	By Mail
www.proxyvote.com	1-800-690-6903	Request a printed copy of the proxy materials and complete, sign and return your proxy card

BUSINESS OVERVIEW

Gentherm Incorporated is the global market leader of innovative thermal management and pneumatic comfort technologies for the automotive industry and a leader in medical patient temperature management. Automotive products include variable temperature Climate Control Seats®, heated interior systems (including heated seats, steering wheels, armrests and other components), battery performance solutions, cable systems, lumbar and massage comfort solutions, fuel management valve systems and other valve systems for brake and engine systems, and other electronic devices. Our automotive products can be found on light vehicles manufactured by nearly all the major original equipment manufacturers ("OEMs") operating in North America and Europe, and several major OEMs in Asia. We operate in locations aligned with our major customers' product strategies to provide locally enhanced design, integration and production capabilities. Medical products include patient temperature management systems. Our medical products can be found in hospitals throughout the world, primarily in the U.S., China, Germany and Brazil. The Company is also developing and launching a number of new technologies and products that will help enable improvements to existing products, improve health, wellness and patient outcomes and will lead to new product applications for existing and new and adjacent markets.

2024 COMPANY PERFORMANCE HIGHLIGHTS

Highlights of Gentherm's 2024 performance include[1][2]:



PRODUCT REVENUE

$1,456.1
MILLION

As compared with $1,469.1 million in 2023



ADJUSTED EBITDA (1)

$182.9
MILLION

A company record with an increase of $2.3 million from $180.6 million in 2023



AUTOMOTIVE NEW BUSINESS AWARDS (2)

$2.4
BILLION

Including breakthrough awards for ComfortScale™ and Puls.A™



GAAP DILUTED EARNINGS PER SHARE

$2.06

As compared with $1.22 for 2023

(1)   See the Table of Contents for information regarding our non-GAAP financial measures.

(2)   Automotive new business awards represent the aggregate projected lifetime revenue of new awards provided by our customers to Gentherm in the applicable period, with the value based on the price and volume projections received from each customer as of the award date. Although automotive new business awards are not firm customer orders, we believe that automotive new business awards are an indicator of future revenue. Automotive new business awards are not projections of revenue or future business as of December 31, 2023, December 31, 2024, the date of this proxy statement or any other date. Customer projections regularly change over time and we do not update our calculation of any automotive new business award after the date initially communicated. Automotive new business awards in 2023 and 2024 also do not reflect, in particular, the impact of macroeconomic and geopolitical challenges on future business. Revenues resulting from automotive new business awards also are subject to additional risks and uncertainties as described under "Forward-Looking Statements".

PROPOSAL NO. 1 – ELECTION OF NINE DIRECTOR NOMINEES

A Highly Skilled and Experienced Board

Board Recommendation	Proposal Pages
FOR election of each director nominee	11-28

Following a review of the individual and aggregate qualifications, attributes, skills and experience of members of the Board of Directors (the "Board"), the Board has nominated the nine current directors for re-election at the annual meeting. The Board believes that the director nominees will strongly position the Board to continue to collectively serve in the best interests of the shareholders and Company and fulfill the Board's significant oversight roles and responsibilities. All directors are elected annually and serve one-year terms until a successor has been duly elected and qualified or until such director's earlier resignation, retirement or other termination of service.

At the 2024 annual meeting, all eight continuing director nominees received over 95% of shareholder votes in favor of their re-election. Mr. Phillip Eyler, our former President and Chief Executive Officer and Interim Chief Financial Officer, resigned from such positions as well as from the Board effective as of December 31, 2024 in connection with his planned transition from the Company. Mr. Presley was appointed as our President and Chief Executive Officer, as well as to the Board, effective January 1, 2025.

The following table provides summary information about the director nominees.

	Name	Age	Current Role	Independent	Audit	M&A	COMP	NCG	TECH	Director Since
	Sophie Desormière	58	Chief Growth Officer, Aliaxis Group SA/NV	Yes	—	—	—	●	✓	2012
	David Heinzmann	61	**Retired** | President and CEO of Littelfuse, Inc.	Yes	✓	✓	—	—	✓	2020
	Ron Hundzinski* *(Chair)*	66	**Retired** | CFO and Executive Director, T.I. Fluid Systems	Yes	✓	✓	—	—	—	2016
	Laura Kowalchik*	56	CFO of Methode Electronics, Inc.	Yes	✓	—	—	—	—	2023
	Charles Kummeth	64	**Retired** | President and CEO of Bio-Techne Corporation	Yes	—	●	✓	—	✓	2018
	Betsy Meter*	64	**Retired** | Managing Partner, Michigan KPMG LLP	Yes	●	—	✓	—	—	2021
	William Presley	55	President and CEO, Gentherm	No	—	—	—	—	—	2025
	John Stacey	59	**Retired** | EVP and Chief Human Resources Officer of Harman International Industries, Inc.	Yes	—	—	●	✓	—	2018
	Kenneth Washington	64	SVP, Chief Technology and Innovation Officer of Medtronic PLC	Yes	—	—	—	—	●	2023

M&A: Mergers and Acquisitions   Comp: Compensation and Talent   NCG: Nominating and Corporate Governance   Tech: Technology

● Committee Chair   ✓ Committee Member   * Financial Expert

The following matrix provides a high-level summary of the individual qualifications, attributes, skills and experience that the Director nominees contribute to the Board:

Qualifications / Expertise

GOVERNANCE	
Financial & Accounting	**8** directors
Human Resources	**1** director
Public Company	**8** directors
Senior Leadership	**9** directors

COMPANY / INDUSTRY	
Automotive Industry	**8** directors
Global Management	**9** directors
Medical Industry	**2** directors
R&D and Commercialization of Technologies	**3** directors

Strong Commitment To Governance For The Benefit Of Shareholders

Independence

- Eight of nine continuing directors are independent
- Fully independent Board Committees
- Independent, non-executive Chair of the Board
- Average director tenure of approximately 5 years for independent directors
- Regular executive sessions of independent directors
- Board Committees authorized to hire independent advisors at Company expense

Best Practices

- No classified board
- No director overboarding under our guidelines
- Three female directors, including two Board Committee chairs
- Significant Board oversight of strategy, risk management, sustainability and human capital, including enhanced focus on climate change, cybersecurity and artificial intelligence
- Significant engagement of management and director succession planning, leading to successful implementation in recent years
- Nearly 100% director meeting attendance
- No related person transactions

Accountability

- Voting policy with the effect of majority voting for uncontested director elections
- Regular Board refreshment, including six new independent directors since 2018, and three new directors since 2023; average director tenure of approximately 5 years
- Robust annual self-evaluation process for Board and Board Committees
- Year-round shareholder engagement, including specific annual engagement on sustainability, human capital management and executive compensation matters

Shareholder Rights

- Shareholder right to call special meetings (25%)
- No super-majority voting for amendments to organizational documents
- No limitations on shareholder action by written consent
- No dual class common stock
- No poison pill

PROPOSAL NO. 2 – APPROVAL OF 2024 NAMED EXECUTIVE OFFICER COMPENSATION (SAY-ON-PAY)

Significant Pay-For-Performance and At-Risk Pay, with Enhanced Program Design, to Align with Shareholders

Board Recommendation	Proposal Pages
FOR approval of 2024 NEO compensation	53-55

At the annual meeting, the Board is asking our shareholders to provide advisory (non-binding) approval of the compensation of our named executive officers ("NEOs") in 2024, as disclosed in this proxy statement, commonly known as a "say-on-pay" proposal. See "Compensation Discussion and Analysis" for detailed information regarding our compensation philosophy, objectives and design, our compensation-setting process and our NEO compensation program components, as well as the decisions made for NEOs for 2024.

The say-on-pay proposal at our 2024 annual meeting regarding the compensation of NEOs in 2023 received approximately 86% approval.

Our Board recommends that shareholders vote to approve, on an advisory basis, the compensation paid to the Company's named executive officers ("Named Executives") as described in this proxy statement ("say-on-pay vote"), for the reasons below.

Pay for Performance

- Over 65% of the 2024 target annual compensation for our CEO was performance-based, and over 50% for our other NEOs
- Over 66% of the 2024 target annual compensation for our CEO was equity-based, and over 48% for our other NEOs, to drive long-term growth and alignment with shareholder returns
- Our incentive plans use numerous performance metrics aligned with our business strategy, providing appropriate retention and motivation and diversifying risk associated with any metric
- Our annual cash bonus plan solely includes pre-established objective goals, with 80% of the target value weighted on two key financial metrics and 20% of the target value weighted on key strategic operational goals
- In 2024, our PSUs include a relative total shareholder return ("rTSR") modifier to further align the long-term interests of NEOs and shareholders, and to ensure alignment with the significant outperformance or underperformance of our Common Stock price relative to the peer group
- Utilization of an objective adjustment policy for performance goals

Sound Program Design

- Provide a competitive total pay opportunity, annually benchmarked against a peer group and survey data (including for new hires)
- The performance metrics are reviewed annually to ensure they reflect evolving business strategies that drive long-term growth, and the utilization of metrics have evolved in recent years in practice
- An emphasis on pay-for-performance and equity compensation
- Long-term focus enhanced through multi-year performance requirements and vesting of equity
- Does not encourage unnecessary and excessive risk taking, including reasonable caps on incentive payout opportunities and effective policies (including stock ownership guidelines, equity grant guidelines, clawback policies, securities trading policy and prohibition on pledging/hedging of equity)

Eyler Departure. Following the implementation of the Company's planned transition process effective December 31, 2024, Mr. Eyler entered into a Separation and Consulting Agreement that confirmed specified severance and related benefits from his employment agreement. See "Named Executive Officer Compensation Tables—Potential Payments Upon Termination or Change in Control at December 31, 2024."

2024 NEO Compensation Program Design

In the first quarter of 2024, the Compensation and Talent Committee approved the design of our 2024 NEO compensation program. The Committee approved revisions to the incentive plans that continue the journey of balancing shareholder interests in an environment of continued macroeconomic, geopolitical and industry volatility by reducing the number of metrics and the duplication of metrics. This change allows the management team to focus on core financial metrics that bring shareholder value over the short- and long-term.

2024 Bonus Plan (% Weighted)


2023 Senior Level Bonus Plan
Rel. Automotive Rev. Growth 20%
Strategic Goals 20%
Revenue 20%
Adj. EBITDA 40%
2024 Senior Level Bonus Plan
Strategic Goals 20%
Revenue 40%
Adj. EBITDA 40%

In designing the 2024 Senior Level Bonus Program, the Compensation and Talent Committee determined to reduce the amount metrics and the duplication of metrics between the different components of the executive compensation program. Each of the performance goals payout independently, with a maximum 200% payout individually and in aggregate.

2024 Equity Awards – Target PSUs (Weighted as $ of Grant Value)

In establishing the 2024 long-term incentive program, the Compensation and Talent Committee determined to streamline the number of performance metrics comprising the program, while adding a modifier to address relative stock price alignment. Each of the performance goals payout independently, with a maximum 200% payout individually and 250% in aggregate.


2023 LTI Performance Metrics
3-YR Adj. EBITDA 40%
Rel. Rev. Growth 20%
Rel. TSR 20%
ROIC 20%
2024 LTI Performance Metrics
Rel. Rev. Growth 25%
3-YR Adj. EBITDA Margin 75%
Relative TSR modifier has the potential to impact overall performance +/- 25%

PROPOSAL NO. 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ERNST & YOUNG, FOR 2025

Continued Effective Collaboration with Audit Committee in Financial Statements, Internal Controls and Related Risk Management

Board Recommendation	Proposal Pages
FOR approval of ratification of EY appointment	102-104

At the annual meeting, the Board is asking our shareholders to ratify the appointment of Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm for 2025. The Audit Committee conducted a competitive process to select the Company's independent registered public accounting firm for the Company's year ending December 31, 2020, and the Audit Committee ultimately selected and appointed Ernst & Young and such relationship continued through 2024.

At the 2024 annual meeting, shareholders voted more than 99% in favor of the proposal to ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for 2024.

The Audit Committee has reappointed Ernst & Young as the Company's independent registered public accounting firm for the year ending December 31, 2025, including based upon the following factors:

- ✔ Efficiencies of continued engagement
- ✔ Audit effectiveness
- ✔ Expertise and industry knowledge
- ✔ External data on audit quality and performance
- ✔ Reasonableness of fees
- ✔ Strong quality of communications
- ✔ Strong ratification proposal support at the Company's 2024 annual meeting

INDEX OF FREQUENTLY REQUESTED INFORMATION

ADDITIONAL RESOURCES

Corporate Governance

- Articles and Bylaws
- Board Committee Charters
- Code of Business Conduct and Ethics
- Corporate Governance Guidelines
- Securities Trading Policy
- Fair Disclosure Policy
- Related Person Transactions Policy

Sustainability

- Sustainability Report
- Sustainability Reporting Frameworks (SASB, UN SDG, CDP)
- Anti-Bribery Policy
- Conflict Minerals Policy
- Global Human Rights Policy
- Modern Slavery Statement
- Environmental Health and Safety

Investor Relations

- Investor Relations
- Press Release

Annual Meeting

- Proxy Statement
- Annual Report

These policies and documents are available at either https://ir.gentherm.com/ under the "Corporate Governance" tab or https://gentherm.com/ under the "Sustainability" tab. A copy of these policies will be sent to any shareholder, without charge, upon written request to Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377.

PROPOSAL NO. 1—
ELECTION OF DIRECTORS

PROPOSAL NO. 1— ELECTION OF DIRECTORS

The Board has re-nominated the nine directors currently serving, listed below.

Name	Age	Title
Sophie Desormière	58	Director
David Heinzmann	61	Director
Ronald Hundzinski	66	Director and Chair of the Board
Laura Kowalchik	56	Director
Charles Kummeth	64	Director
Betsy Meter	64	Director
William Presley	55	President, Chief Executive Officer and Director
John Stacey	59	Director
Kenneth Washington	64	Director

One-year terms. All directors are elected annually and, upon election, will serve one-year terms until the 2026 annual meeting of shareholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service. Each nominee has consented to be listed in this proxy statement and agreed to serve as a director if elected by the shareholders. If any nominee becomes unable or unwilling to serve between the date of this proxy statement and the annual meeting, which we do not anticipate, then the Board may designate a new nominee. In that case, the persons named as proxies in the attached proxy card will vote for that substitute nominee (unless the proxies were previously instructed to withhold votes for the nominee who has become unable or unwilling to serve). Alternatively, the Board may reduce the size of the Board.

Director nominees with diverse governance, leadership and industry experience; annual review in connection with nomination process. Through regular refreshment, we have built a substantially independent Board that is exceptionally qualified and engaged. Each nominee meets the qualifications, attributes, skills and experience that the Board has established for continuing service on the Board. Further, we believe the combined attributes of the director nominees sufficiently address the Board's need to oversee critical matters relevant to the Company's strategy and operations and strongly position the Board to continue to collectively serve in the best interests of the shareholders and Company. See below and "Corporate Governance" for additional information regarding the combined attributes of the director nominees, director independence, Board leadership, director refreshment and recruitment, key areas of Board oversight and the responsibilities of Board Committees.

Eight of nine directors are independent; no related person transactions. The Board has affirmatively determined that the director nominees, except Mr. Presley, are independent under the applicable rules of the Nasdaq Global Select Market ("Nasdaq"). There are no family relationships among any of our directors or executive officers, and no directors have any related person transaction.

Appropriate tenure and Board refreshment. The Board has not adopted tenure limits and instead focuses on each director's qualifications and contributions to the Board and to the Company's business. The current average tenure of our independent directors and full Board is five years. Since 2018, six directors have joined the Board and five directors have ended their Board service.

Voting standard – Plurality (with effect of Majority Voting Policy). Notwithstanding that directors will be elected by a plurality of votes cast at the annual meeting, Gentherm has a voting policy that has the effect of a majority voting policy that ensures the Board can address shareholder concerns. The Corporate Governance Guidelines provide that if any director nominee receives a greater number of votes "withheld" than votes "for" such person's election, then the applicable director must promptly provide a resignation notice, conditioned on Board acceptance, following certification of the shareholder vote. The Board, upon recommendation of the Nominating and Corporate Governance Committee, will determine whether to accept such resignation offer. The Board will promptly publicly disclose in reasonable detail its decision and rationale regarding the acceptance or rejection of the resignation, as applicable. If a director's resignation is accepted by the Board, the Board may either fill the resulting vacancy or decrease the size of the Board pursuant to our Bylaws. This policy does not apply when the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest, in which case directors would be elected by a plurality of the votes cast.



The Board recommends that you vote **FOR** the election of each of the director nominees

BOARD LEADERSHIP

Significant Continuing Independent Leadership by Non-Executive Chair of the Board

Mr. Presley, the Company's President and Chief Executive Officer, is responsible for the Company's day-to-day operations and strategic leadership, and implementing those actions, policies and strategies approved by the Board. Mr. Hundzinski has served as the non-executive Chair of the Board since the 2020 annual meeting. He presides at all Board and shareholder meetings, as well as Board executive sessions of the independent directors, and has the additional responsibilities set forth below.

Corporate Governance Sustainability

Agendas	Prepares the agenda for Board Meetings in consultation with the CEO and other members of the Board, ensuring Board focuses on key issues and tasks facing the Company
Schedules	Approves meeting schedules for the Board to assure that there is sufficient time for discussion of all agenda items and that key advisors and employees are involved as appropriate
Materials	Reviews and approves meeting materials and other information periodically provided to the Board
Executive Session	Develops topics and leads Board discussion in executive session
Corporate Governance	Assists the Board, chair of the Nominating and Corporate Governance Committee and management in overseeing compliance with Corporate Governance Guidelines and promoting corporate governance best practices

Communicating with and Advising CEO

Liaison	Serves as a liaison between the CEO and the independent directors
Strategic Consulting	Regularly consults with the CEO regarding the Company's strategy and key operational matters
Advisor	Provides advice and counsel to the CEO with respect to his executive responsibilities

Supporting Board Development and Performance

Oversight	Ensures the Board fulfills its role in overseeing management
Third-Parties	Recommends Board advisers and consultants in consultation with other members of the Board and senior management
Evaluations	Manages the process for annual self-evaluations of Board and its committees (in collaboration with the Nominating and Corporate Governance Committee)
Board Composition	Supports the identification and evaluation of director candidates and consults on committee members and chairs
Culture	Establishes a close relationship and trust with management, providing support, guidance and feedback while respecting executive responsibility
Board Development	Encourages directors to participate in ongoing education programs
Executive Succession Planning	In 2024, led executive succession planning and implementation for CEO and CFO, in collaboration with other Board leaders and Board Committees
Emergency Succession Plan	Maintains an emergency succession plan for the Chair of the Board and the Chair of each Committee, with each planned successor in agreement to serve in such capacity

The Board has operated by separating the positions of Chair of the Board and Chief Executive Officer to provide significant leadership to management and strong oversight of key opportunities and risks impacting the Company. Further, the Board Committees consist solely of independent directors and provide significant oversight and leadership of key Board functions and considerations. The foregoing structure also provides more time for the Chief Executive Officer to manage the business and develop and implement strategies.

The Board has a policy that if the Chair of the Board is not independent under the applicable rules of Nasdaq, the Board will appoint a Lead Independent Director with significant responsibilities.

DIRECTOR SKILLS, EXPERIENCE, QUALIFICATIONS AND DIVERSITY

Balance of Knowledge, Experience, Skills and Expertise to Enhance the Board's Fulfillment of its Oversight Responsibilities

As part of the Board's annual self-evaluation process and in connection with director nominations and candidate searches, the Nominating and Corporate Governance Committee reviews and makes recommendations to the Board, from time to time, regarding the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board (including diversity attributes), the operations and strategy of the Company and the long-term interests of shareholders, as further discussed in this proxy statement.

The biographies of the director nominees set forth their specific qualifications, attributes, skills and experience that led to the Nominating and Corporate Governance Committee's conclusion that each director nominee should continue to serve on the Board. Although specific qualifications for Board membership may vary from time to time, the minimum core qualities include (A) the highest ethical character, integrity and shared values with the Company, (B) loyalty to the Company and concern for its success and welfare, (C) sound business judgment, and (D) sufficient commitment and availability to carry out a director's duties effectively.

Listed below are additional key skills and experience that we consider important for the directors to have in light of our current business and structure. In addition, the Board seeks to develop skills and experience in emerging issues, such as cybersecurity, artificial intelligence and sustainability, through its director training and related agenda topics addressed at Board and Board Committee meetings.

In addition, we believe that our Board benefits from the diverse and unique perspectives of the individual directors. Currently, three of our directors are female and one director is ethnically diverse.

Set forth below is a breakdown of the director nominees by independence, tenure and age:

DIRECTOR NOMINEES

	Skills and Experience	DESORMIÈRE	HEINZMANN	HUNDZINSKI	KOWALCHIK	KUMMETH	METER	PRESLEY	STACEY	WASHINGTON	Total No. of Directors
GOVERNANCE	**Financial & Accounting.** Expertise in financial markets, corporate finance, and accounting helps directors oversee our capital structure, budgeting, investments, financial reporting, and internal controls. The Company aims to have several audit committee financial experts.	●	●	●	●	●	●	●		●	**8**
GOVERNANCE	**Human Resources.** Expertise in talent management, HR, and executive compensation helps attract, develop, and retain executives, support the workforce, and strengthen corporate culture.								●		**1**
GOVERNANCE	**Public Company.** Experience in leading or serving on a public company board provides insights into governance, shareholder engagement, reporting, sustainability, and public company operations.	●	●	●	●	●		●	●	●	**8**
GOVERNANCE	**Senior Leadership.** Leadership experience at the senior level helps guide strategic, operational, and risk management decisions.	●	●	●	●	●	●	●	●	●	**9**
COMPANY / INDUSTRY	**Automotive Industry.** The automotive industry is our main market, and such experience is valuable for understanding our R&D, technologies, products, manufacturing, supply chain, customers, and market segments.	●	●	●	●		●	●	●	●	**8**
COMPANY / INDUSTRY	**Global Management.** With operations aligned to major customers in North America, Europe, and Asia, global management experience offers valuable business, regulatory, and cultural insights.	●	●	●	●	●	●	●	●	●	**9**
COMPANY / INDUSTRY	**Medical Industry.** Knowledge of patient temperature management and the medical sector aids in understanding product cycles, customers, distribution, payments, competition, and regulations.					●				●	**2**
COMPANY / INDUSTRY	**R&D and Commercialization of Technologies.** Directors with experience in companies who have prioritized research and development, and commercializing products can provide useful oversight of such matters.					●		●		●	**3**
	Demographic Information										
	Age	58	61	66	56	64	64	55	59	64	**61 (average)**
	Tenure										
	0 – 5 Years		●		●		●	●		●	
	6 – 10 Years			●		●			●		
	11 – 15 Years	●									
	Independence										
	Independent	●	●	●	●	●	●		●	●	
	Not-Independent							●			

DIRECTOR RECRUITMENT AND BOARD REFRESHMENT

Strong Board Refreshment Since 2018

 **6** New Independent Directors

 **2** Directors With CEO Experience At Public Companies

 Added Expertise In: Automotive (**5**), Financial & Accounting (**2**), Human Resources (**1**), R&D And Commercialization Of Technologies (**1**), And Medical (**2**)

 **3** New Diverse Directors: 2 Female And 1 Ethnic

 **2** New Female Board Committee Chairs

Generally, the Nominating and Corporate Governance Committee will re-nominate incumbent directors who continue to satisfy the Nominating and Corporate Governance Committee's criteria for membership on the Board, continue to make important contributions to the Board and consent to continue their service on the Board. If a vacancy on the Board occurs or the Board increases in size, the Nominating and Corporate Governance Committee will actively seek individuals that satisfy its criteria for membership on the Board. The Nominating and Corporate Governance Committee generally considers multiple sources for identifying and evaluating potential nominees, including referrals from our current directors, management and other third-party advisors and, from time to time, will engage a director search firm.

The Nominating and Corporate Governance Committee will evaluate nominees recommended by shareholders against the same criteria that it uses to evaluate other potential nominees. Nominations by shareholders intending to run a director slate in opposition to Company nominees must be sent on a timely basis and otherwise in accordance with our Bylaws and other applicable law and regulations. Please refer to "Additional Information—Requirements for Submission of Shareholder Proposals and Nominations for 2026 Annual Meeting." We did not receive any recommendations for director nominations from shareholders for the annual meeting.

Director Recruitment Process

The Nominating and Corporate Governance Committee historically has appointed a Search Committee for carrying out the day-to-day activities of director recruiting, while the Nominating and Corporate Governance Committee remains in an oversight capacity and remains focused on overall director succession planning.

The following director recruitment and succession planning process is designed to identify the highly qualified candidates in light of Company and Board needs and achieve desired composition, and reflects actions undertaken in 2023 in connection with the two director appointments. It is also the Board's desire to have our Chief Executive Officer serve concurrently as a director and therefore Mr. Presley was appointed to the Board effective January 1, 2025; the executive recruitment process is similar to the director recruitment process.

Director Recruitment Process

01. STRATEGIC PLANNING

Nominating and Corporate Governance Committee is committed to addressing long-term recruiting and succession planning needs and aligning with Company strategy, and it maintains an evergreen portfolio of potential candidates, informed by Board member and management recommendations from their professional networks and from a national search firm, that is regularly reviewed and updated (including focus on skills, gender and ethnic diversity).

02. DIRECTOR PROFILE AND BOARD COMPOSTION

Search Committee identifies desired qualifications, attributes, skills and experience that should be prioritized in near term to enrich the Board, and considers Company business and strategic needs and current Board composition.

03. CANDIDATE RECOMMENDATIONS

Search Committee refers to candidate portfolios and may solicit additional recommendations from one or more global search firms using director profile and also considers recommendations from Board members and management. Search Committee evaluates any recommendations from shareholders during the year.

04. CANDIDATE REVIEW AND INTERVIEWS

Search Committee and senior management review the qualifications, attributes, skills and experience of each proposed candidate and conducts interviews with leading candidates.

05. EVALUATION & RECOMMENDATIONS

Search Committee recommends one or more leading prospective candidates to the Board after an extensive and iterative evaluation process.

06. BOARD OF DIRECTORS REVIEW & DECISION

All or substantially all of Board interviews each recommended candidate and reviews such person's respective qualifications and overall suitability to the Board. Upon recommendation of the Nominating and Corporate Governance Committee of a specific candidate, the Board decides whether to concur with such recommendation and, if so, whether to appoint a candidate mid-year to fill a vacancy and/or nominate at the next annual meeting of shareholders.

07. ONBOARDING PLAN

The Board Chair, with guidance from other directors, and senior management develop and deliver an onboarding plan for the candidates designed to familiarize the candidate with Board members and senior management, Board structure and operation, key corporate policies, the Company and its performance, corporate objectives and goals and long-term strategy, to be implemented upon appointment or election.

08. BOARD APPOINTMENT AND/OR SHAREHOLDER VOTE

The Board may appoint the director to fill a mid-year vacancy for a term through the next annual meeting of shareholders, or the Company will submit such candidate as a director nominee together with other director nominees for shareholder vote at the annual meeting.



Sophie Desormière

Age: 58 • Director Since: 2012 • Independent

Committee(s):

- Nominating and Corporate Governance (Chair)
- Technology

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Public Company

 Senior Leadership

Other Public Board Services:
(within last 5 years)

- Somfy S.A. (2017–2022)
- Navya (2022)

Ms. Desormière has broad experience in product planning, product development and market analysis. Her background in these areas assists the Company in its development of long-term product strategies. In addition, the skills Ms. Desormière has developed while working at and serving on the board of global companies with significant European operations enables her to provide key insight with respect to the Company's integration of its worldwide operations and well as the development of its sustainability focus.

Professional Experience

Chief Growth Officer, Aliaxis Group SA/NV (2023–Present)

Chief Executive Officer, NAVYA (2022–2023)

Chief Executive Officer, AALPS Capital (2018–2021)

General Manager Marketing & Sales / Senior Executive Vice President, Solvay (2010–2018)

Various Leadership Roles, Valeo (17 years)

- – Research & Development Product Line Director
- – Branch Marketing Innovation Director
- – Group Product Marketing Director
- – Comfort Enhancement Domain Director

Education

Ms. Desormière is a graduate of the Ecole Nationale Supérieure de Chimie de Paris, the Institut de Formation du Caoutchouc and the Program for Management Development at Harvard Business School.



David Heinzmann

Age: 61 • Director Since: 2020 • Independent

Committee(s):

- Audit
- Mergers and Acquisitions
- Technology

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Public Company

 Senior Leadership

Other Public Board Services:
(within last 5 years)

- Littelfuse, Inc. (2017–2025)

As current Special Advisor and former President and Chief Executive Officer at Littelfuse, Inc., Mr. Heinzmann has extensive executive management and operational expertise, particularly in the automotive industry and regarding global manufacturing. In addition, as the Chief Executive Officer of a public company, he has expertise in strategic planning, risk management, public reporting considerations and public company governance.

Professional Experience

Retired | President & Chief Executive Officer, Littelfuse, Inc. (2017–2025)
- Served as a member of the board of directors.

Chief Operating Officer, Littelfuse, Inc. (2014–2017)

Vice President, Global Operations, Littelfuse, Inc. (2007–2014)

Various Roles at Littelfuse, Inc. (1985–2007)
- Began as a manufacturing engineer and progressed through positions of increasing responsibility.

Education

Mr. Heinzmann holds a Bachelor's degree in Mechanical Engineering from Missouri University of Science and Technology and is a graduate of Stanford Directors' College at Stanford University Law School and AeA/Stanford Executive Institute at Stanford University Graduate School of Business.



Ronald Hundzinski

Chair • Age: 66 • Director Since: 2016 • Independent

Committee(s):

- Audit
- Mergers and Acquisitions

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Public Company

 Senior Leadership

Other Public Board Services:
(within last 5 years)

- InfuSystem Holdings, Inc. (2024–Present)
- T.I. Fluid Systems (2020–2023)

Mr. Hundzinski's deep experience as the Chief Financial Officer of multiple large, global automotive suppliers, as well as serving as a public company director, brings important practical experience to the Board. He understands the key operational, strategic and financial issues of the Company as an executive of public and private companies in the automotive industry, and he can provide unique, real-time advice on critical industry matters. Mr. Hundzinski also has significant finance and accounting expertise, and the Board has determined this qualifies him as an "audit committee financial expert" under SEC rules. His expertise and knowledge in our largest industry segment brings invaluable insight to the Board.

Professional Experience

Retired | Chief Financial Officer & Executive Director, TI Fluid Systems (2020–2023)

Executive Vice President of Finance, Tenneco Inc. (2018–2019)

Executive Vice President & Chief Financial Officer, BorgWarner, Inc. (2012–2018)

Various Finance Roles, BorgWarner, Inc. (2005–2012)
  – Treasurer (2011–2012)
  – Controller (2010–2011)

Education

Mr. Hundzinski holds a Bachelor of Business Administration in Finance from Western Michigan University and a Master of Business Administration from the University of Colorado.



Laura Kowalchik

Age: 56 • Director Since: 2023 • Independent

Committee(s):

• Audit

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Public Company

 Senior Leadership

Other Public Board Services:
(within last 5 years)

• None

Ms. Kowalchik has substantial experience and expertise in leading finance, operations, M&A and information technology matters for global companies across various industries, including automotive, which benefits the Board's oversight of key growth strategies and risk management. She has also had significant senior leadership experience for global companies. In addition, her significant roles and expertise in finance, accounting and financial reporting supports the Board's determination that she is an "audit committee financial expert" under SEC rules.

Professional Experience

Chief Financial Officer, Methode Electronics, Inc. (2024–Present)

Chief Financial Officer, Communications & Power Industries LLC (2023–2024)

Chief Financial Officer, Dayco Incorporated (2019–2023)

Chief Financial Officer, Kenwal Steel Corp. (2018–2019)

Chief Financial Officer & Treasurer, Urban Science (2014–2018)

Vice President, Corporate Controller & Chief Accounting Officer, Kaydon Corporation (2010–2014)

Various Senior Financial Roles, International Automotive Suppliers (1998–2010)
- Held leadership positions at Metaldyne Corporation, Microheat, Inc., and Dura Automotive Systems, Inc.

Education

Ms. Kowalchik has a Bachelor of Science in Business Administration from the University of Richmond and a Master of Business Administration from Indiana University.



Charles Kummeth

Age: 64 • Director Since: 2018 • Independent

Committee(s):

- Compensation and Talent
- Mergers and Acquisitions (Chair)
- Technology

Director Qualifications

 Medical

 Financial & Accounting

 Global Management

 Public Company

 R&D and Commercialization of Technologies

 Senior Leadership

Other Public Board Services:
(within last 5 years)

- Quantum-Si, Inc. (2024–Present)
- Orthofix Medical, Inc. (2023–Present)
- Bio-Techne Corp. (2023–2024)

Mr. Kummeth's significant experience in the medical industry is important to our business as we seek to grow our medical business and introduce new medical products to the market. In addition, his leadership experience, including as President and Chief Executive Officer of a public company and as a director of multiple public companies, provides the Board with an important perspective on many topics, including governance, shareholder engagement and risk management.

Professional Experience

Senior Advisor, New Mountain Capital Group, L.P. (2024–Present)

Retired | President & Chief Executive Officer, Bio-Techne Corporation (2013–2024)
- Served as a member of the board of directors.

President, Mass Spectrometry & Chromatography, Thermo Fisher Scientific Inc. (2011–2013)

President, Laboratory Consumables Division, Thermo Fisher Scientific Inc. (2009–2011)

Various Roles at 3M Corporation (24 years)
- Vice President, Medical Division (2006–2008)

Education

Mr. Kummeth received a Master of Science in Software Development and Design from the University of St. Thomas and a Master of Business Administration from the Carlson School of Business at the University of Minnesota. He is a graduate of the University of North Dakota, where he received a Bachelor of Science in Electrical Engineering.



Betsy Meter

Age: 64 • Director Since: 2021 • Independent

Committee(s):

- Audit (Chair)
- Compensation and Talent

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Senior Leadership

Ms. Meter has deep technical accounting expertise specifically in the automotive industry, as an Audit Partner for 24 years focused on automotive OEMs and suppliers. As Managing Partner, Michigan, she has significant senior leadership experience and managed a substantial team at KPMG. The Board has determined that she is an "audit committee financial expert" under SEC rules.

Professional Experience

Retired | Managing Partner, Michigan, KPMG LLP (2018–2020)

Partner-in-Charge of Audit, Michigan, KPMG LLP (2013–2017)

Audit Partner, KPMG LLP (24 years)

Education

Ms. Meter holds a Bachelor's degree in Accounting from Michigan State University. She is a Certified Public Accountant (CPA) and received an Honorary Doctor of Law degree from Walsh College.

Other Public Board Services:
(within last 5 years)

- None



Bill Presley

Age: 55 • Director Since: 2025 • Not-Independent

Committee(s):

• None

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Public Company

 R&D and Commercialization of Technologies

 Senior Leadership

Other Public Board Services:
(within last 5 years)

• None

As our President and Chief Executive Officer, Mr. Presley is responsible for our strategic direction and operational leadership, with extensive knowledge of the day-to-day operations of our business. Mr. Presley also has substantial global experience in the automotive industry, our largest market, including operations, engineering and manufacturing expertise and holds multiple patents in the industry. Further, he has significant management experience for automotive public companies, which provides him with an understanding of our Board's critical oversight responsibilities.

Professional Experience

President & Chief Executive Officer, Gentherm (2025–Present)
– Leads the Company and serves on the Board of Directors.

Vice Chairman & Chief Operating Officer, Aptiv PLC (2023–2024)
– Oversaw and managed all operations and functions of Aptiv's business.

SVP & President, Signal & Power Solutions, Aptiv PLC (2020–2022)

President, Electrical Distribution Systems, Aptiv PLC (2019–2020)

Vice President & Business Unit Leader, Electrical Distribution Systems, Lear Corporation (2008–2019)

Chrysler Corporation (1992–2008)
– Held various positions of increasing responsibility in the automotive industry.

Education

Mr. Presley received a Master of Business Administration from Oakland University, a Master of Electrical Engineering from the University of Detroit, and a Bachelor of Science in Electrical Engineering from Norwich Military University.



John Stacey

Age: 59 • Director Since: 2018 • Independent

Committee(s):

- Compensation and Talent (Chair)
- Nominating and Corporate Governance

Director Qualifications

 Automotive

 Global Management

 Human Resources

 Public Company

 Senior Leadership

Other Public Board Services:
(within last 5 years)

- Powell Industries, Inc. (2022–Present)

Mr. Stacey's broad human resources experience in multi-national environments is extremely valuable, as a substantial portion of our employees are outside of the U.S. His specific experience in the automotive industry provides insight and guidance for managing our workforce, enhancing the skills of our existing employees and cultivating new talent, including our increasing focus on human capital management and sustainability. Additionally, Mr. Stacey has extensive background in executive compensation and pay-for-performance programs.

Professional Experience

Retired | Senior Advisor, Harman International Industries, Inc. (2022–2023)

Executive Vice President & Chief Human Resources Officer, Harman International Industries, Inc. (2008–2022)

Various Senior Human Resource Roles, Anheuser-Busch InBev SA/NV (1990–2008)

– Vice President, People for InBev North America, InBev Central and Eastern Europe (2005–2008)

Education

Mr. Stacey received a Bachelor of Commerce from Memorial University of Newfoundland.



Kenneth Washington

Age: 64 • Director Since: 2023 • Independent

Committee(s):

- Technology (Chair)

Director Qualifications

 Automotive

 Financial & Accounting

 Global Management

 Medical

 Public Company

 R&D and Commercialization of Technologies

 Senior Leadership

Other Public Board Services:
(within last 5 years)

- McKesson Corporation (2019–2021)

Dr. Washington has substantial experience and expertise in leading technology development for global companies across industries, which enables him to provide oversight of critical opportunities and risks for our R&D innovation and growth strategies. He also has significant knowledge of key Board risk oversight areas, including cybersecurity, compliance and general risk management. In addition, his work at Ford provided him with extensive knowledge of the automotive industry. Further, his experience as a member of various boards of directors of public and private technology companies positions Dr. Washington to provide unique and valuable insights regarding strategic planning and governance of high-growth, technology-focused companies.

Professional Experience

Senior Vice President, Chief Technology & Innovation Officer, Medtronic plc (2023–Present)

Vice President of Software Engineering, Consumer Robotics, Amazon Lab126 (2021–2023)

Chief Technology Officer, Ford Motor Company (2017–2021)
– Various technical roles (2014–2017)

Lockheed Martin Corporation (2007–2014)
– Vice President, Advanced Technology Center
– First Chief Privacy Officer

Various Roles at Sandia National Laboratories (21 years)
– Chief Information Officer

Education

Dr. Washington earned his Bachelor's, Master's and Doctorate degrees in Nuclear Engineering from Texas A&M University.

DIRECTOR INDEPENDENCE

Eight of Nine Directors are Independent; All Committees Consist of Independent Directors

The Board recently undertook its annual review of director independence in accordance with the applicable rules of Nasdaq. The independence rules include a series of objective tests, including that the director is not employed by the Company and has not engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, the Board has affirmatively determined that each of Ms. Desormière, Mr. Heinzmann, Mr. Hundzinski, Mr. Kummeth, Ms. Kowalchik, Ms. Meter, Dr. Shaw (through the expiration of his term on May 16, 2024), Mr. Stacey and Mr. Washington are independent under the applicable rules of Nasdaq. Mr. Presley is employed by the Company and therefore is not an independent director, and Mr. Eyler, prior to his departure from the Company and the Board, was employed by the Company and therefore was not an independent director.

Each member of the Audit Committee, the Compensation and Talent Committee, the Nominating and Corporate Governance Committee, the Mergers and Acquisitions Committee and the Technology Committee is independent under Nasdaq rules. In addition, the Board has affirmatively determined that the members of the Audit Committee and Compensation and Talent Committee qualify as independent in accordance with the additional independence rules established by the U.S. Securities and Exchange Commission (the "SEC") and Nasdaq.

In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director's business and personal activities as they may relate to us and our management. In particular, the Board considered Mr. Heinzmann's role as Chief Executive Officer of Littelfuse, Inc., which is a supplier to the Company. In determining that Mr. Heinzmann satisfies the Nasdaq objective independence tests and that his independence was not otherwise impaired under the subjective criteria, the Board determined that the Company's supply relationship with Littelfuse, Inc. would not interfere with Mr. Heinzmann's exercise of independent judgment. In making this determination, the Board considered, among other things, that Littelfuse, Inc. supplies diodes to the Company under a routine, ordinary course supply arrangement, and that the Company selected Littelfuse, Inc. following a request for quotations process. Further, the Company's payments for diodes manufactured by Littelfuse, Inc. (indirectly through distributors) were substantially below 1% of Littelfuse, Inc.'s consolidated gross revenue for each of the last three fiscal years.

Director Compensation

Our non-employee director compensation plan is intended to encourage non-employee directors to continue Board service, further align the interests of the Board and shareholders, and attract new non-employee directors with outstanding skills and qualifications. Directors who are employees or officers of the Company do not receive any additional compensation for Board service.

The Board has delegated to the Compensation and Talent Committee the responsibility, among other things, to review and make recommendations to the Board regarding any proposed changes to the non-employee director compensation program. The Compensation and Talent Committee typically reviews the non-employee director compensation program every other year. In connection with this review, the compensation consultant to the Compensation and Talent Committee provides analysis regarding market trends and benchmarking data.

2024 Director Compensation

A Continuation of Historical Program Design; Increase in Equity Compensation Based on Market Data

In November 2023, the Compensation and Talent Committee reviewed non-employee director compensation for 2024 against peer group benchmarking data, general industry data and related analyses presented by Meridian. Meridian noted that the existing compensation program aligned with the Company's peers and broader market trends from a structure and design perspective. While the peer benchmarking data indicated that the total compensation approximated the median, it also indicated that the annual equity compensation approximated the 25th percentile and that the cash retainer for service as Chair of the Board was approximately 20% below median. As a result, the Compensation and Talent Committee determined to increase equity compensation for Board members by $10,000 and to increase the cash retainer for the Chair of the Board by $20,000, effective as of the 2024 annual meeting.

The following table sets forth the compensation program for non-employee directors in 2024.

Annual Cash Retainer For Board Service:	($)
Chair of the Board	166,000
Other non-employee directors	86,000
Annual Cash Retainers For Board Committee Service	**($)**
Audit Committee - Chair	20,000
Compensation and Talent, Nominating and Corporate Governance, Technology and Mergers and Acquisitions Committees - Chair	15,000
Audit Committee - Member	10,000
Compensation, Nominating and Corporate Governance, Technology and Mergers and Acquisitions Committees - Member	7,500
Annual Equity Retainer	**$135,000**

Consistent with historical practice, the annual cash retainers were paid to all of the directors in advance immediately following the 2024 annual meeting of shareholders.

The restricted stock awards to existing directors were granted on the date of the 2024 annual meeting of shareholders. The number of shares of restricted stock granted to each non-employee director in 2024 was determined by dividing the target dollar value of each restricted stock award by the per share closing price of our common stock on the grant date. The equity retainer vests on the earlier of the first anniversary of the grant date or the date of the next annual meeting of shareholders.

A director will forfeit their restricted stock in the event of termination of service as a non-employee director of the Company before the first anniversary of the grant date. However, in the event of a director termination due to death, disability or retirement, the Compensation and Talent Committee may accelerate the vesting of all or a portion of the restricted stock in its discretion at any time.

During the restricted period, the restricted stock entitles the participant to all of the rights of a shareholder, including the right to vote the shares. Before the end of the restricted period, a participant may not sell, assign, pledge, or otherwise dispose of or hypothecate such person's restricted stock.

The Company does not provide any perquisites to directors but does reimburse directors for out-of-pocket expenses incurred in attending Board and Board Committee meetings, as well as for director onboarding and continuing training related to service for the Company and Board.

2024 Director Compensation Table

The table below sets forth the compensation of each non-employee director in 2024.

Name	Fees Earned Or Paid In Cash ($) (1)	Stock Awards ($) (2)	Total ($)
Sophie Desormière	108,500	135,017	243,517
David Heinzmann	111,000	135,017	246,017
Ronald Hundzinski	183,500	135,017	318,517
Laura Kowalchik	96,000	135,017	231,017
Charles Kummeth	116,000	135,017	251,017
Betsy Meter	113,500	135,017	248,517
Byron Shaw [3]	43,222	—	43,222
John Stacey	108,500	135,017	243,517
Kenneth Washington	98,205	135,017	233,222

(1) Reflects the sum of (a) the pro rata portion of each director's cash retainer for Board and Board Committee service paid on the date of the 2024 annual meeting of shareholders covering the period from January 1 to May 16, 2024 and (b) the pro rata portion of each director's cash retainer for Board and Board Committee service paid on the date of the 2024 annual meeting of shareholders (or upon later appointment) covering the period from May 16 to December 31, 2024.

(2) Reflects restricted stock awards granted under the 2023 Equity Incentive Plan (the "2023 Equity Plan"). The amounts reported represent the grant date fair value of the restricted stock award, which is the closing trading price of a share of our common stock on the grant date multiplied by the number of shares subject to the award. The closing price per share of our common stock on the grant date, May 16, 2024, was $50.72. The Company does not pay fractional shares.

(3) Mr. Shaw determined not to stand for reelection at the 2024 annual meeting and resigned from our Board effective prior to the 2024 annual meeting on May 16, 2024. Given Mr. Shaw's resignation prior to the 2024 annual meeting, he did not receive a restricted stock award in 2024.

At December 31, 2024, each continuing non-employee director held 2,662 shares of unvested restricted stock.

Director Compensation Limit

The 2023 Equity Plan provides that the sum of any cash compensation for service as an outside director of the Company and the grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of all equity awards for service as an outside director of the Company will not exceed $600,000 in any calendar year for any individual outside director.

Director Stock Ownership Guidelines

Reasonable common stock ownership requirement up to five times the base annual cash retainer

Non-executive directors are required to own common stock having a value of at least five times the base annual cash retainer (excluding other additional cash retainers). In August 2021, we amended our guidelines to, among other things, require that all persons covered by the guidelines retain all shares that vest pursuant to equity awards granted by the Company until the ownership level is met. See "Compensation Discussion and Analysis—Compensation Policies—Stock Ownership Guidelines." As of December 31, 2024, two non-executive directors were below the ownership guideline due to joining the Board in 2023 and are expected to satisfy the guideline in reasonable time through director equity awards.

Corporate Governance

KEY POLICIES AND PRACTICES

The Board and management are committed to responsible corporate governance to ensure that we are managed for the benefit of our shareholders. To that end, the Board and management periodically review and update our corporate governance policies and practices and make changes, as appropriate.

Interconnected Governance Processes

The Board has established a thoughtful, interconnected governance process, with enhanced director succession planning and recruitment designed to ensure both short- and long-term strategic goals are met.

01

Active Independent Oversight

- Engaged and highly independent Board and fully independent Board Committees with well-defined duties set forth in Corporate Governance Guidelines and Charters, and open attendance policy
- Independent directors meet privately with the Company's Chief Financial Officer, General Counsel and Chief Human Resource Officer
- Independent directors meet privately in executive session without the CEO or other management present at each regularly scheduled Board meeting
- Board formally reviews CEO and senior management succession and development plan at least once annually, and assess Executive Board Committee members and candidate quarterly

02

Year-Round Self-Assessment

- The Board and Board Committee conduct formal self-assessments annually and drive action plans throughout the year
- The Board and Board Committees establish an annual cadence of topics and routinely request presentation on various operational and strategic topics to address evolving Company needs
- Directors receive shareholder feedback through year-round shareholder outreach and review of proxy advisor service firm evaluations and reports, including periodic formal outreach on compensation, governance, sustainability and human capital management

03

Enhanced Director Succession Planning and Recruitment

- The Board has a director succession planning process and tools designed to promote orderly director succession, as well as strategic refreshment and development, aligned to the Company's strategy and key governance and composition considerations
- The Board annually assess its qualifications, attributes, skills, experience, diversity and independence in view of evolving Board and Company needs to guide director recruitment and succession planning
- The Board maintains an emergency succession plan for the Chair of the Board and Chair of each Committee to ensure continuity
- The Chair of the Board, with assistance from other directors, and senior management lead and effective on-boarding process of new directors

Board Self-Assessments

Process Recommendation and Initiation

The Nominating and Corporate Governance Committee recommends an approach to and scope for the annual self-assessment process, which may include engagement of a third-party consultant every few years for assistance, and initiates the process with assistance from the General Counsel.



Questionnaires and Director Evaluation

The General Counsel distributes questionnaires soliciting each director's input and comments regarding various Board effectiveness topics. The Nominating and Corporate governance Committee Chair may conduct interviews with each director individually regarding such topics and other critical matters.



Presentation and Review of Results

The Nominating and Corporate Governance Committee, with support from the General Counsel, prepares the results in a form designed to promote review and discussion within each Board Committee and among the full Board.



Analysis, Action Plans and Follow-Up

Through rigorous analysis and discussion, improvement opportunities are identified and assigned to Board Committee chairs to develop and drive action plans. Action plans are reviewed periodically to ensure meaningful results.

Impactful Annual Self-Evaluations of Board and Board Committees

The Board is committed to an annual self-assessment process led by the Nominating and Corporate Governance Committee, which is described in the left column. In 2024, the Board solidified its commitment to including Chair interviews with each of the directors in the self-assessment process by conducting such interviews to discuss topics related to development, Board membership ambitions and succession planning. In addition, the Board adopted a template for succession planning for Board membership and leadership roles, which it intends to develop and utilize as part of its routine review and for any emergency considerations.

Director Training and Continuing Education

Our Nominating and Corporate Governance Committee oversees the Company's orientation programs for new directors and continuing education programs for existing directors. Each new director, upon joining the Board, is provided with an orientation session regarding the Board and our unique culture and operations. As part of this orientation, each new director has an opportunity to meet with members of senior management.

Directors are also provided with continuing education on various subjects that will assist them in discharging their duties, including the evolving regulatory and business landscape through a structured annual agenda and ad hoc discussions. This may include presentations by senior management or the Board's advisors on the Company's business, compliance efforts, applicable legal, regulatory or other developments or other matters deemed appropriate by the Board or Nominating and Corporate Governance Committee. The Company provides each director with a paid membership to the National Association of Corporate Directors ("NACD"). As NACD members, directors have access to virtual and in-person training, workshops, events and certifications related to current corporate governance topics. Further, the Board supports and pays for attendance at relevant seminars and conferences. In 2023, certain directors attended NACD Master Classes and certification programs focused on, among other things, sustainability and cybersecurity.

Corporate Governance Guidelines

Provides a structure and practical guidance for the directors to effectively oversee the Company and management for the benefits of our shareholders

The Corporate Governance Guidelines address, among other things, Board and Board Committee structure, composition and procedures, director responsibilities, director board service limits, compensation and continuing training, and shareholder communications with the Board.

No Director Overboarding. The Board encourages directors to serve on additional public company boards because it provides valuable governance and leadership experience that ultimately benefits the Company. The Board also recognizes that public company board service requires a significant commitment of time and attention and therefore limits the number of public boards a director can serve while a director of the Company.

Under the Corporate Governance Guidelines, directors who are active Chief Executive Officers of other public companies may sit on no more than two additional outside public boards (including the board of the company at which he or she is an executive officer), and other directors may sit on no more than four additional outside public boards. Directors must provide notice in advance of accepting an invitation to serve on another public company board. The Board may further limit or grant limited exceptions based upon specific facts and circumstances, including sufficient capacity, unique qualifications, and transition periods in reducing other board service. Further, upon a change of a director's principal occupation, the Nominating and Corporate Governance Committee considers whether the change will adversely impact the director's ability to fulfill the obligations and expectations of such director and recommends to the Board whether the director should continue to serve.

These practices help ensure that the directors can give appropriate time and attention to the affairs of the Company. In addition, when nominating a director for service on the Board, the Nominating and Corporate Governance Committee considers whether the nominee will have adequate time to serve as a director. In making its determination to re-nominate all incumbent directors, the Board concluded that each director has demonstrated strong engagement and high attendance and has appropriate time to devote to the affairs of the Company.

Code of Business Conduct and Ethics

Sets forth basic principles to guide the actions and decisions of officers, directors and other employees, with significant revision in 2023 to enhance its effectiveness

In 2023, the Nominating and Corporate Governance Committee oversaw a significant project to overhaul this policy to address the evolving needs of our business and strategy, governance practices and compliance culture. Management and external advisors conducted significant research regarding peer benchmarks and market trends in such policies, considered stakeholder engagement on policy issues, and identified key policy issues to add or enhance. Thereafter, the policy was drafted with an emphasis on Company culture and tone-at-the top (including our Winning Culture Behavior framework and mission), clear and succinct messaging with practical guidance, and an enhanced design to improve readability. The revised Code of Business Conduct and Ethics addresses, among other things, ethical principles, engagement and inclusion, insider trading, conflicts of interest, compliance with laws and prohibited activities, confidentiality, data protection and privacy of us and third parties, and reporting of concerns and our response process.

Following approval by the Board in January 2024, we initiated a Company-wide rollout plan with significant training and regular communication regarding what we expect from our employees related to behavior and ethics, and will require annual attestations of the policy. Further, in connection with this project, the Board approved additional revised or new policies, with other policies to be addressed in 2024.

Any amendments to the Code of Business Conduct and Ethics, or any waivers that are required to be disclosed by the rules of either the SEC or Nasdaq, will be posted at https://ir.gentherm.com/ under the "Corporate Governance" tab within four business days of any such amendment or waiver.

Securities Trading Policy

Key risk mitigation policy through reasonable prohibitions, limitations and guidance

Our Board has adopted a Securities Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, employees and other specified persons. Our Securities Trading Policy is designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. Our employees (including our NEOs) and directors are subject to the Company's Securities Trading Policy, which applies to their transactions involving any securities of the Company. Except under limited circumstances, persons subject to the policy, their affiliates and certain members of their family may not engage in any transaction of Company securities (or assist or encourage other persons to do so) while aware of material non-public information relating to the Company. The policy also implements quarterly trading blackout periods and pre-clearance requirements, and allows for special blackout periods, for our NEOs and other specified persons to reduce the likelihood of trading at times with significant risk of insider trading exposure.

Further, the policy includes Rule 10b5-1 trading plan guidelines to assist in compliance with the Rule 10b5-1 affirmative defense for insider trading liability, including that such plans can only be adopted or modified when the applicable person is permitted to transact in Company securities under the terms of the policy (including not being aware of any material non-public information), must include the minimum statutory cooling-off period between plan adoption and the first trade under such plan, and must comply with the prohibitions on multiple overlapping plans and limitations on single-trade plans. The adoption, modification or termination of any such plan is subject to pre-clearance requirements.

In addition to the restrictions set forth in SEC regulations, the policy prohibits our employees (including officers) or directors from hedging Company securities or engaging in transactions of Company securities for speculative purposes. The policy also prohibits pledging Company securities or holding Company securities in a margin account. A copy of our Securities Trading Policy is filed as an exhibit to our Annual Report on Form 10-K for 2024.

Board Meetings; Director Attendance

The Board and Board Committees meet throughout the year generally on a set schedule and also hold special meetings and occasionally act by written consent as appropriate. The Board met six times in 2024. The independent directors hold regularly scheduled executive sessions to meet without management present. These executive sessions generally occur around regularly scheduled meetings of the Board. The independent directors also may hold additional meetings periodically as deemed necessary or appropriate.

All directors are expected to attend all meetings of the Board and of the Board Committees on which they serve. In addition, directors who are not members of Board Committees are invited to attend. Directors serving in 2024 (as of and from the date such person joined the Board and applicable Board Committees) attended nearly 100% of the aggregate of all meetings of the Board and the Board Committees of which such person was a member in 2024. The Board has adopted a policy strongly encouraging directors to attend the Company's annual meeting of shareholders. All directors as of such meeting attended the 2024 annual meeting of shareholders.

STANDING COMMITTEES OF THE BOARD

The Board has delegated various responsibilities and authority to Board Committees. Each Board Committee has regularly scheduled meetings and reports on its activities to the full Board. Each Board Committee operates under a written charter approved by the Board, which the applicable Board Committee and the Board review annually. Each charter is available at https://ir.gentherm.com/ under the "Corporate Governance" tab.



Audit Committee

2024 Meetings: 8

Members: Betsy Meter (Chair) • David Heinzmann • Ron Hundzinski • Laura Kowalchik

Information:

The responsibilities and activities of the Audit Committee are described further in this proxy statement, including in "Audit Committee Report" and "Audit Committee Matters," as well as in its charter.

The Board has determined that each Audit Committee member has sufficient knowledge in reading and understanding financial statements to serve on the Audit Committee. The Board has further determined that Mr. Hundzinski, Ms. Kowalchik and Ms. Meter qualify as "audit committee financial experts" in accordance with SEC rules.

Responsibilities:

The Audit Committee's primary duties and responsibilities include:

– Sole authority for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm

– Providing general oversight of accounting, auditing and financial reporting processes, including reviewing the audit results, and monitoring the effectiveness of internal control over financial reporting, disclosure controls and the internal audit function, all together with our independent registered public accounting firm

– Reviewing our reports filed with or furnished to the SEC that include financial statements or results

– Reviewing prior to issuance of any earnings release and any other public disclosures of the Company's financial statements or financial guidance that includes materially new or revised financial information

– Providing general oversight of material non-financial reporting processes and related internal controls, including sustainability reporting

– Monitoring compliance with significant legal and regulatory requirements, and other risks related to financial reporting and internal control over financial reporting

– Reviewing any reports made to the Company's ethics/whistleblower hotlines

– Reviewing the control and enterprise risk management processes established to monitor significant financial, environmental, insurance, legal and other risks or exposures

– Reviewing cybersecurity risk management program, risks and related metrics, any material cybersecurity incidents and data breaches, and overseeing the Company's plans to mitigate cybersecurity and data privacy risks and respond to data breaches or ransomware

– Monitoring our use of derivatives, including foreign currency

– Monitoring insurance and self-insurance policies

– Overseeing the implementation and compliance with the Company's new related person transaction policy, including reviewing and approving any potential related person transactions



Compensation and Talent Committee

2024 Meetings: 5

Members: John Stacey (Chair) • Charles Kummeth • Betsy Meter

Information:

The Compensation and Talent Committee also has the sole authority to engage outside advisors and to establish the terms of such engagement. The Compensation and Talent Committee may form and delegate its authority to subcommittees as appropriate. The responsibilities and activities of the Compensation and Talent Committee are described further in this proxy statement, including in "Compensation Discussion and Analysis," as well as in its charter.

Role of Management. The Compensation and Talent Committee regularly receives significant input from management with respect to the Company's executive compensation program. See "Compensation Discussion and Analysis" for further information.

Responsibilities:

The Compensation and Talent Committee's primary duties and responsibilities include:

– Approving the individual and corporate goals and objectives relevant to the compensation of the Company's executive officers

– Evaluating the performance of the Chief Executive Officer and overseeing the evaluation of the performance of other executive officers, including with respect to established goals and objectives

– Approving the compensation of each executive officer, taking into account, among other things, such executive officer's performance in light of those goals and objectives and the policies of the Compensation and Talent Committee

– Administering the incentive and equity plans of the Company, including approving equity grants for the executive officers and overseeing equity grants made by the CEO pursuant to delegated authority

– Ensuring an appropriate mix of performance-based and at-risk compensation for executive officers

– Reviewing, on at least annual basis, the Company's compensation policies and practices for all employees regarding risk-taking incentives and risk management policies and practices

– Recommending or approving the non-employee director compensation program

– Overseeing management's shareholder engagement on compensation and human capital management matters

– Reviewing compensation disclosures in the Company's proxy statement and other reports filed with or furnished to the SEC, and producing a report of the Compensation and Talent Committee to be included therein

– Administering and enforcing the Company's Clawback Policy

Role of Compensation Consultant. The Compensation and Talent Committee has the sole authority to engage outside advisors and establish the terms of their engagement, including compensatory fees. In connection with any engagement, the Compensation and Talent Committee reviews the independence of each outside advisor, based on the factors specified by Nasdaq as well as any other factors it deems appropriate, and any conflicts of interest raised by the work of the outside advisor. In mid-2023, the Compensation and Talent Committee engaged Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant following a competitive search process. The Compensation and Talent Committee determined to re-engage Meridian in 2024 and approved the terms of such engagement, all of which was made independently from the Company's management. See "Compensation Discussion and Analysis" for further information. Consistent with historical practice, the Compensation and Talent Committee worked with management to determine their responsibilities and direct their work product for 2024, although the Compensation and Talent Committee was responsible for the formal approval of the work plans. Meridian received no compensation for other services provided to the Company in 2024, and the Compensation and Talent Committee determined there were no conflicts of interest raised by the work of Meridian in 2024.



Mergers and Acquisitions Committee

2024 Meetings: 4

Members: Charles Kummeth (Chair) • David Heinzmann • Ron Hundzinski

Information:

The responsibilities and activities of the Mergers and Acquisitions Committee are described in detail in its charter.

Responsibilities:

The Mergers and Acquisitions Committee's primary duties and responsibilities include:

– Reviewing the Company's strategy regarding mergers, acquisitions, investments and dispositions at least annually

– Reviewing annual corporate plans, goals and objectives relevant to the achievement of the Company's strategy and growth aspirations, and performance in executing such plans

– Reviewing, approving or making recommendations to the Board to approve, as appropriate, proposed mergers, acquisitions, investments or dispositions involving a material amount of assets, a portion of any business or total estimated purchase price or investment (with "material" determined by the Board from time to time)

– Together with Board, overseeing certain post-closing integration matters and analyses of such transactions



Technology Committee

2024 Meetings: 4

Members: Kenneth Washington (Chair) • Sophie Desormière • David Heinzmann • Charles Kummeth

Information:

The responsibilities and activities of the Technology Committee are described in detail in its charter.

Responsibilities:

The Technology Committee's primary duties and responsibilities include:

– Reviewing, evaluating and making recommendations regarding the Company's technology roadmap, including research and development activities

– Monitoring the performance of the Company's technology development in support of its overall business strategy

– Overseeing the development and use of technology in current and potential future products, including the long -term strategic goals of the Company's research and development initiatives

– Assessing the Company's risks associated with new product technology or significant innovations to existing product technology, including cybersecurity risks

– Providing guidance and making recommendations to the Board regarding innovation or technology-related products, investments or acquisitions that require Board approval

– Reviewing with management and consultants comprising the technology advisory committee certain new technologies and processes as well as industry and competitive trends that may impact the Company

– Assessing the Company's risks associated with new product technology or significant innovations to existing product technology



Nominating and Corporate Governance Committee

2024 Meetings: 4

Members: Sophie Desormière (Chair) • John Stacey

Information:

The responsibilities and activities of the Nominating and Corporate Governance Committee are described further in this proxy statement and in its charter.

Responsibilities:

The Nominating and Corporate Governance Committee's primary duties and responsibilities include:

– Evaluating the current directors, as well as any candidates nominated or recommended by shareholders, supporting director development plans and recommending the nomination of directors for election or appointment

– Developing a pool of potential director candidates to recommend to the Board in the event of a vacancy on the Board or to enhance the Board

– Review annually the Code of Business Conduct and Ethics

– Reviewing and recommending appropriate changes to, and overseeing compliance with, the Company's charter documents and key governance policies (including the Corporate Governance Guidelines) and policy matters on a periodic basis

– Overseeing the annual self-evaluation process of the Board and Board Committees

– Reviewing director independence and Board Committee membership requirements

– Reviewing shareholder proposals regarding the nomination or appointment of directors or sustainability matters, and overseeing shareholder engagement on related matters

– Overseeing and reviewing the Company's development and implementation of programs related to matters of corporate responsibility and sustainability, including addressing short-and long-term trends and impacts to the Company's business from sustainability issues

– Assisting the Board in overseeing the development and execution of the Company's ESG strategy, including establishing appropriate performance goals and reviewing Company performance against such goals, and recommending to the Compensation and Talent Committee suitable ESG targets as a performance component of the bonus plan for substantially all of the Company's executive officers

– Reviewing certain governance disclosures and proposals in the Company's proxy statement and other reports filed with or furnished to the SEC

BOARD AND BOARD COMMITTEES DEEPLY FOCUSED ON OVERSEEING RISK MANAGEMENT

The Board oversees the Company's risk management directly and through Board Committees:

Full Board	– General risk management oversight, including reputational risks, crisis management and macroeconomic and geopolitical risk (such as supply chain challenges, the impact of various global conflicts, inflation, UAW strike with OEMs and other labor disruption), industry and product and technology evolution, employee safety, product safety and quality controls – Reviews and approves an annual business plan and reviews long-term strategy (including Fit for Growth 2.0), and engages third parties that advise on internal and external competitive dynamics – Reviews material risks and opportunities at each regular Board meeting – Reviews business developments, business plan implementation, liquidity and financial results – Oversees management performance, development and succession planning – Discusses the Compensation and Talent Committee's recommendations for chief executive officer compensation in executive session – Oversees capital spending, financings and cash management (including accelerated share repurchase program initiated in 2023), as well as significant mergers, acquisitions and divestitures – Review developments in shareholder activism and potential impact on the Company at least annually, including engagement with a national investment bank – Interacts with senior business leaders, with access to other key employees – Conducts focused sessions on emerging topics – Directors available for shareholder engagement
Audit Committee	– Oversees significant financial risk exposures (including financing arrangements, credit, liquidity, legal, regulatory and other contingencies), accounting and financial reporting, material non-financial reporting (e.g. sustainability reporting), the internal audit function, and the legal, regulatory and ethical compliance functions (including overseeing the ethics/whistleblower hotline) – Oversees disclosure controls and procedures and internal control over financial reporting, as well as internal controls related to cybersecurity incidents and reporting and sustainability reporting – Oversees the enterprise risk management process and related exposures and trends in the business – Regularly consults with our independent registered public accounting firm and internal audit function regarding risk management controls – Reviews cybersecurity risk management program, risks and related metrics, any material cybersecurity incidents and data breaches, and oversees the Company's plans to mitigate cybersecurity and data privacy risks, respond to data breaches or ransomware and meet disclosure requirements – Reviews and monitors the use of derivatives, including for foreign currency – Monitors insurance and self-insurance policies
Compensation and Talent Committee	– Responsible for executive officer compensation and its alignment with our shareholders, strategy and operations, including through peer group benchmarking – Administers the CEO performance evaluation with input from the independent directors and oversees evaluation of other executive officers – Reviews compensation plans generally and the related incentives, risks and risk mitigation efforts (including key policies, such as the newly adopted clawback policy, as well as the adjustment policy for incentive plans) – Increasing role in overseeing human capital management, including talent acquisition, retention, succession planning, talent development and training, employee engagement, total rewards offerings, corporate culture and diversity, equity, inclusion and belonging – Directors available for shareholder engagement on compensation matters

Nominating and Corporate Governance Committee	– Oversees the Company's governance policies (including the Corporate Governance Guidelines and Code of Business Conduct and Ethics, the latter of which was significantly refreshed in 2023 and approved by the Board in 2024), Board structure, leadership and independence, committee composition, and the annual self-evaluation process of the Board and Board Committees – Considers requisite director qualifications, attributes, skills and experience necessary for directors to oversee critical matters, including alignment with long-term strategy – Oversees director onboarding process and continuing training on core and emerging issues – Leads efforts with Chair of the Board, management and national search firm to address long-term recruiting and director succession planning needs, and oversees the ad hoc Search Committee that implements a specific director search process – Oversees the Company's sustainability program and reporting thereof, and receives regular reports regarding the Company's corporate social responsibility efforts – Directors available for shareholder engagement on governance matters – Oversees the Company's conflict of interest process, remediation of code of conduct matters (including matters reported through the ethics/whistleblower hotline)
Mergers and Acquisitions Committee	– Oversees activities related to mergers, acquisitions, investments and dispositions, including strategy, implementation, integration and post-closing analysis – Approves transactions or reviews and recommends to the Board for approval, subject to limitations of delegation of authority
Technology Committee	– Oversees the development and use of technology in current and potential future products, including the long-term strategic goals of the Company's research and development initiatives – Assesses the Company's risks associated with new product technology or significant innovations to existing product technology, including risks related to cybersecurity and data privacy and protection – Collaborates with consultants on technology advisory committee to gain additional market insights

Enterprise Risk Management

Our Audit Committee oversees our approach to enterprise risk management, which is designed to work across our global business to identify, assess, govern and mitigate significant risks. The Director, Internal Audit, who reports functionally and administratively to our Chief Financial Officer and directly to the Audit Committee, leads regular activities throughout the year and an annual risk assessment process. As part of the regular activities, the Director, Internal Audit interviews identified risk managers at least bi-monthly. Through this process, risks are identified and then prioritized based on quantitative and qualitative factors that consider the likelihood and impact of the risk on our operations, current objectives and long-term strategies. In the annual process, members of the Company's Executive Committee align on the most significant risks and then identify risk owner(s) for each risk among the Executive Committee to oversee risk mitigation plans. Remaining risks are subject to various levels of internal monitoring through the regular activities. The Director, Internal Audit reports on risks, including new and emerging risks, risks that are escalating and de-escalating and risks being monitored to the Audit Committee on a quarterly basis. Overall results of the annual process are reported to and discussed with the Audit Committee annually as well as selectively on an ongoing basis in the quarterly reports. The Audit Committee provides updates to the Board at each quarterly meeting and at least annually with respect to the annual risk assessment process.

Development and Implementation of Company Strategy

One of the most important activities of the Board and Board Committees is to provide guidance and oversight to management regarding establishing, revising and implementing the Company's long-term strategy. The Company's senior management team, consisting of the President and CEO and all of his direct reports, holds periodic meetings to review the Company's strategy and the implementation thereof. The Board receives updates from management and discusses various elements of the strategy at each Board meeting and dedicates meetings periodically to focus solely on strategy. The Board also periodically discusses the Company's strategy and performance with non-executive management to inform its perspective on progress against the long-term strategy and ensure that it is able to perform its oversight responsibilities effectively. Further, the Board seeks recommendations from the Technology Committee related to the performance of the Company's technology and related research and development in support of its overall business strategy. The Board also has engaged third parties that advise on internal and external competitive dynamics.

Cybersecurity

The Board holds oversight responsibility for the Company's strategy and risk management, including material risks, related to information technology, cybersecurity threats and data privacy matters. This oversight is executed directly by the Board and through Board Committees. Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

The Audit Committee oversees the quality and effectiveness of the control and enterprise risk management processes of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee receives reports and engages in regular discussions with management regarding the Company's significant financial risk exposures and the measures implemented to monitor and reasonably manage these risks, including those that may result from material cybersecurity threats. The Audit Committee also receives reports on material cybersecurity and data privacy incidents (if any), which would include plans to mitigate and respond to such incidents, and status on key information security initiatives. These discussions include the Company's enterprise risk assessment and risk management policies.

The Technology Committee oversees the management of risks associated with the Company's products and technologies, including cybersecurity risks related to new product technologies or significant innovations to existing product technologies, in accordance with its charter.

Succession Planning and Talent Management Planning

The Board engages in an annual succession planning process to understand our readiness and the related transition risks for an unplanned loss or an imminent planned transition of one or more key employees. Additionally, the Board and Compensation and Talent Committee, through its oversight of human capital management, identifies the Company's high potential talent and oversee key strategies in talent attraction, development, and retention. The Board has regularly reviewed CEO succession planning separately with each of the CEO and the Chief Human Resources Officer ("CHRO"), as well as in executive session. Historically, the CEO also provides quarterly reviews on each member of senior management, talent management related to succession planning for such roles, as well as potential sources of external candidates. The Board and Board Committees regularly invite senior management to make presentations at meetings as well as meet with directors in an informal setting to allow directors to form a more complete understanding of each executive's skill and character. Board members can further access management as they deem appropriate. In addition, the Board continues to engage in an evergreen director search process to promote Board refreshment.

In 2024, Mr. Eyler and the Board held ongoing discussions in order to implement a successful succession plan that would have a minimal impact on the operations of the Company. In carrying out this process, the Board interviewed several candidates and held various formal and informal discussions amongst the Board and with select members of the management team. After a lengthy search process, the Board determined that Mr. Presley was a highly qualified candidate that presented a valuable perspective and skillset and, as a result, hired Mr. Presley to succeed Mr. Eyler. To further the goal of a smooth transition, Mr. Eyler agreed to remain with the Company as a consultant until June 30, 2025, serving as an advisor to Mr. Presley.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

In 2024, we issued the fifth version of our annual sustainability report and continued to incorporate sustainability into our everyday business operations and future strategies. Historically, our sustainability efforts have been based on three pillars: People, Planet and Places. Beginning in 2025 and going forward, we have modified our three pillars to better reflect the evolving landscape of sustainability, and to better align with the key focus areas of our customers and other stakeholders – People, Planet, and Products.

Our sustainability efforts are based on three pillars:

01	02	03
PEOPLE	**PLANET**	**PRODUCTS**







We continue to believe that our people are the foundation of our success. By providing training, career development opportunities and safe workspaces, we empower them to thrive. This focus extends to the communities where we operate, ensuring Gentherm remains a positive force in such areas.	We strive to minimize our environmental impact through innovative products and operations. Our products are designed to reduce a vehicle's impact on the planet, and we focus on improving our operations through more efficient resource use and reduced emissions and waste.	We consider the impact of our products' full lifecycle, from the materials used, to how they are built and transported, and even how much waste is generated and energy is used during the production process. With an increased focus on product inputs, our sustainability commitment aligns with market requirements.

Sustainability and human capital are key focus areas for our team. Since launching our formal program around environmental, social and governance matters in 2019 and publishing our inaugural sustainability report in April 2020, we have grown our public disclosures and reporting frameworks and further integrated the fundamental values underlying our sustainability and human capital efforts into our everyday business operations and future strategies.

Board Oversight

The Nominating and Corporate Governance Committee oversees the Company's corporate sustainability and social responsibility programs through quarterly updates and discussions with management. The Audit Committee provides additional oversight of significant financial impact and risk exposures related to the Company's reporting on its corporate sustainability and social responsibility programs. The Board receives reports from Ms. Desormière, Chair of the Nominating and Corporate Governance Committee, and from Ms. Meter, Chair of the Audit Committee, and discusses strategic matters related to environmental, social, and governance issues. The foregoing oversight is focused on:

– Ensuring that Company strategies and objectives promote growth that is resilient and sustainable

– Understanding critical matters relevant to the Company's key stakeholders, including shareholders, lenders, insurance underwriters, customers, suppliers and employees

– Reviewing the Company's corporate disclosures of environmental, climate, human capital, community and governance-related information

– Ensuring that Company policies and procedures are developed or adapted to support the Company's strategy, objectives and corporate disclosures regarding corporate sustainability and social responsibility

– Supporting, in cooperation with the Compensation and Talent Committee, Company achievement of objectives by linking compensation plan(s) for executive officers to one or more key sustainability objectives

– Promoting Company achievement of objectives by linking personal performance objectives of certain employees to the Company's sustainability and social responsibility strategy

Key Highlights

The Company's ESG steering committee consists of a team of executive leaders and key employees across legal, human resources, operations and supply chain, environmental, health and safety, corporate strategy and investor relations, and sales, marketing and communications. The ESG steering committee met six times during 2024 to review our progress, consider and develop future goals and objectives and discuss strategies.

Sustainability and human capital are a focus at our core. Since initiating our formal programs in 2019, we have expanded our public disclosures and reporting frameworks, and further integrated the fundamental values underlying our sustainability and human capital efforts into our everyday business operations and future strategies. The automotive industry is undergoing an EV transformation, and our proactive efforts have resulted in a product portfolio that is highly aligned to benefit, including our complete ClimateSense® microclimate solution and our developed technologies that promote increased energy efficiency and driving range by reducing power consumption of electric vehicles.

We are also on a path to reducing our carbon footprint. In 2022, we worked with outside consultants and experts to develop our long-term carbon reduction goals and aspirations, which will guide us for years to come and influence our products, our operations, our purchasing decisions and related matters. In 2023, we defined and committed to our long-term carbon reduction targets for Scope 1 and 2 emissions for 2035. Our Scope 1 and 2 targets are aligned with SBTi guidance, and our plan to achieve them includes leveraging energy efficiency, implementing on-site generation when feasible, renewable energy purchases, infrastructure changes and fuel changes. In 2023, we added a sustainability metric directed to renewable energy share to our Senior Level Bonus Plan for NEOs, and that metric was also applied in 2024, further supporting the progress toward our emissions goal. In 2024, our team expanded our purchases of renewable energy, leveraged external audit results to identify energy efficiency saving opportunities at our locations, and launched a number of products with increased levels of recycled and sustainable materials.

While we are focused on driving our sustainability forward and meeting our commitments, we do so while adhering to some key principles. First, we establish goals and plans for which there is a clear path and vision to achievement. We make it a focus to commit to goals that are attainable and reasonable. Second, we will not set goals or take actions which may materially and adversely affect our financial condition, strategy or future performance goals.

Our team is taking actions to drive our sustainability program forward, including initiatives designed to reduce our carbon footprint. To ensure that our sustainability program aligns with our financial condition and goals, each action taken is reviewed as a business case, including evaluation of solar installation opportunities, conducting energy efficiency audits, and investing in high efficiency equipment. Currently, the financial expense of our sustainability efforts are immaterial to our overall financial performance, and in some cases our efforts are identifying opportunities that drive costs savings. In 2024, in connection with its oversight of our sustainability program, the Nominating and Governance Committee conducted a financial review of our program with a focus on costs directly associated with sustainability as well as cost-savings.

HUMAN CAPITAL MANAGEMENT AND CORPORATE CULTURE

Board Oversight

The Board and Board Committees have a significant role in overseeing our human capital management and corporate culture, including:

- The Board provides oversight of our executive management talent acquisition and development, performance reviews, and succession planning.
- The Compensation and Talent Committee approves the compensation of our executive officers and provides increasing oversight on other human capital matters, including talent acquisition, succession planning, talent development and training, employee engagement, total rewards offerings, pay equity, corporate culture and engagement and inclusion.
- The Audit Committee provides oversight for enterprise risk management, which includes an evaluation of labor, geopolitics, health and safety and human capital risks.
- The Nominating and Corporate Governance Committee oversees the effectiveness of our governance and social responsibility policies, goals and programs.

The Board and Board Committees have access to key leaders and other key talent throughout the organization, primarily through participation in Board and Board Committee meetings, to assist its oversight role.

Key Highlights

Gentherm's human capital strategy focuses on building a strong talent pipeline, having a future-focused culture, building the capability of our teams and ensuring we provide a compelling employee value proposition. Gentherm's Winning Culture Behaviors help shape our culture and our recognition programs. The behaviors are Customer Focus, Global Mindset, Performance & Accountability and Engagement & Inclusion.

In November 2023, we completed our second global engagement survey with a best-in-class response rate of 89%. The results of the survey, in addition to several new listening tools introduced in the last two years, help our managers continue to adapt and meet the needs of our workforce.

Our Employees

At Gentherm, our mission is to "create and deliver extraordinary solutions that make meaningful differences in everyday life, by improving health, wellness, comfort and energy efficiency." Our people are the foundation for making our mission come to life every day. Our global workforce of approximately 14,000 employees creates a competitive advantage and operates in 14 countries in over 30 locations.

Engagement and Inclusion

Our engagement and inclusion mission aligns strongly with our corporate mission, and efforts are based on three pillars: collaborate, connect and cultivate. Our engagement teams have begun creating programming for celebrating and honoring our various cultures as one Gentherm.

Our Mission: *Embracing diversity inspires innovation. We are building an inclusive culture where we value our differences and create a sense of belonging for all to positively impact the lives of our employees, customers and communities.*

The engagement and inclusion efforts focus on three key areas:

Collaborate

Engage with our employees and provide a strong employee experience.

Connect

Enhance our local communities where we operate.

Cultivate

Enrich the capabilities and skills or our employees and acquire diverse talents.

Total Rewards

Gentherm's compensation and benefits programs are designed to attract and retain our employees in the locations where we compete for talent, consistent with employee positions, skill levels, experience, knowledge and geographic location.

– We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location

– We align our executives' and eligible employees' annual bonus opportunity and long-term equity compensation with our shareholders' interests by linking realizable pay with company financial and stock performance

– We have a discretionary severance plan for U.S.-based employees to provide financial assistance to help ease the burden that may result from certain involuntary terminations of employment

– We created a CEO Equity Award for non-executive managers and high performers to further create retention and alignment with shareholders' interests through long-term ownership of the Company

– We are refreshing our overall compensation structure to ensure we are providing contemporary and equitable total rewards across our businesses

Talent Development

Foundational leadership development programs ensure our people leaders are equipped to engage and lead in today's complex business environment. We continue to invest in our high potential talent through our Accelerator Program. This year-long program gives our participants critical on-the-job learning experiences, access to our executive leaders and concluded with a capstone presentation. In 2024, our employees completed over 500,000 hours of training in safety, quality, technical training, leadership, competency skills and personal effectiveness.

!mpact Leadership Model



Deliver Results

Understand the mission and output of your team. Set SMART objectives and deliver.



Drive Change

Focus on agility and commitment to continuous improvement. Understand and act on internal and external drivers of change.



Cultivate Innovation

Openly embrace, create, implement and support new and innovative ideas, processes and technology that deliver business results.



Build Capability

Foster a culture of learning and development. Support individual growth through continuous feedback to achieve personal and professional goals.

Employee Health and Safety

Employee health and safety is a fundamental priority and a core strength developed through the commitment of our leaders and employees. We implemented a Vision Zero strategy that enforces discipline through our Seven Golden Rules. Through our disciplined focus on safety, we have reduced our lost time injury frequency rate dramatically over the last several years.

SHAREHOLDER ENGAGEMENT

Gentherm has implemented a strategic and proactive investor relations program designed to consistently engage with current and prospective investors, research analysts and other interested parties from the capital markets. Our management team proactively engages with these parties throughout the year in one-on-one and group meetings, investor conferences and presentations, technology demonstrations, and more.

The Board of Directors receives regular feedback from management regarding investor sentiment, institutional investor voting and governance policies, and trends in stakeholder issues, which informs the Board's ongoing evaluation of appropriate governance and other practices.

In addition, the Board and management considered such feedback in developing the Board and Board Committee meeting agendas for 2024, reviewing our policies and revising our 2024 Senior Level Bonus Plan and disclosure of environmental and social responsibility goals and strategies. The Company remains committed to proactively and regularly engaging with our investors and keeping an open dialogue to ensure we understand their perspectives.

SHAREHOLDER COMMUNICATION WITH THE BOARD

The Board values regular dialogue with our shareholders and welcomes shareholder feedback and perspectives. Shareholders wishing to send communications directly to the Board or to a specific director are asked to send those communications to Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377. Shareholders sending communications should clearly mark them as intended for delivery to the Board or to a specific director. Our corporate secretary has been instructed by the Board to screen each communication so received only for the limited purposes of ascertaining (A) whether the communication is indeed from a shareholder and (B) whether the communication relates to the Company. Our corporate secretary will promptly forward copies of all such communications that pass this limited screening to each director, in the case of communications to the entire Board, or to the director addressee.

If a shareholder's communication to the Board involves or concerns our corporate secretary, or if a shareholder has another appropriate reason for communicating to the Board through a means other than through our corporate secretary, the shareholder should send the communication to the attention of either the Company's President or the Chair of the Board, in either case at the address above. Any such communication should clearly state that it is a shareholder communication and the reason it was not delivered to our corporate secretary for further delivery to the Board.

EXECUTIVE OFFICERS

The executive officers of the Company serve at the pleasure of the Board. The executive officers of the Company as of March 27, 2025 are set forth below.

Name	Age	Title
William T. Presley	55	President and Chief Executive Officer
Rafael Barkas	54	Senior Vice President, Global Operations and Supply Chain
Jonathan Douyard	45	Executive Vice President, Chief Financial Officer and Treasurer
Wayne Kauffman	55	Senior Vice President, General Counsel and Secretary, Senior Vice President, Corporate Strategy
Barbara J. Runyon	54	Senior Vice President, Chief Human Resources Officer
Thomas Stocker	54	Senior Vice President and General Manager, Europe Automotive
Vishnu Sundaram	42	Senior Vice President, Chief Technology Officer
Leo Wang	45	Vice President and General Manager, Asia Automotive Managing Director, Asia
Jaymi Wilson	48	Senior Vice President and General Manager, North America Automotive, Global Sales and Marketing



William T. Presley

55 | President and Chief Executive Officer

William Presley is President and Chief Executive Officer of the Company. Mr. Presley joined Gentherm in January 2025 and also serves on the Company's Board. Mr. Presley has over 30 years of domestic and international experience in leadership positions within the automotive industry, is an engineer by training and is a holder of multiple patents in the automotive industry. From January 2019 to November 2024, he served at Aptiv PLC (NYSE: APTV), a designer, developer and manufacturer of software and hardware solutions for automotive safety features, electrified architectures, and intelligent connectivity with revenue of over $20 billion. He most recently served as Vice Chairman and Chief Operating Officer, where he was responsible for overseeing and managing all of the operations and functions of Aptiv's business. He also served at Aptiv as SVP & President of Signal & Power Solutions from September 2020 to December 2022, and as President of Electrical Distribution Systems from January 2019 to September 2020. He served in roles of increasing responsibility at Lear Corporation (NYSE: LEA) from June 2008 to January 2019, most recently as Vice President and Business Unit Leader of the Electrical Distribution Systems business unit. Before joining Lear, Mr. Presley began his career in the automotive industry at Chrysler Corporation, holding several positions of increasing responsibility from 1992 to 2008. Mr. Presley served in both the U.S. Army and the Michigan Army National Guard for a combined total of 13 years from 1988 to 2001. Mr. Presley received a Master of Business Administration from Oakland University, a Master of Electrical Engineering from the University of Detroit, and a Bachelor of Science in Electrical Engineering from Norwich Military University.



Rafael Barkas

54 | Senior Vice President, Global Operations and Supply Chain

Rafael Barkas was appointed Senior Vice President, Global Operations and Supply Chain in August 2019. Prior to this role, Mr. Barkas served as Vice President of Battery Thermal Management since October 2018. Mr. Barkas joined Gentherm from Magneti Marelli, a global automotive supplier, where he served as the Head of NAFTA Electronics from March 2018 to October 2018. In that role, he was responsible for leading sales, engineering, project management, purchasing, quality and manufacturing for Magneti Marelli's Electronics Business Line in NAFTA. Prior to Magneti Marelli, Mr. Barkas held various roles of increasing responsibility at Harman International Industries, Inc., a subsidiary of Samsung Electronics Co., Ltd., from September 2004 through March 2018. These roles included responsibility for growth and profitability. He was the Vice President of Operations for the Automotive Audio division, responsible for managing manufacturing and quality across seven sites in North America, China and Europe. Other roles at Harman included Vice President and General Manager of the Automotive Audio division in China, and Director of Business Development and Director of Supply Chain of the Automotive Audio division. Mr. Barkas holds a Bachelor of Science in Mechanical Engineering from New Jersey Institute of Technology and a Master of Business Administration from the Graziadio School of Business and Management at Pepperdine University.



Jonathan Douyard

45 | Executive Vice President, Chief Financial Officer and Treasurer

Jonathan Douyard was appointed Executive Vice President, Chief Financial Officer and Treasurer of the Company in January 2025. From March 2020 to December 2024, Mr. Douyard was the Chief Financial Officer of The Shyft Group, Inc. (Nasdaq: SHYF), the North American leader in specialty vehicle manufacturing and upfit, where he played a key role in driving financial performance, generating cash flow, managing merger and acquisition activities, strengthening corporate controls and processes, and developing the finance organization. From May 2016 to March 2020, Mr. Douyard served as the Chief Financial Officer at Fluke Corporation, a leading global industrial technology company within Fortive Corporation (NYSE: FTV), previously Danaher, where he led the finance and IT functions. Mr. Douyard previously served from May 2012 to May 2016 as CFO, Commercial Systems and Services in the Sikorsky Aircraft division of United Technologies Company (NYSE: UTX) and then Lockheed Martin (NYSE: LM). Mr. Douyard also served in multiple Chief Financial Officer and financial planning roles at divisions of General Electric Company (NYSE: GE) from 2001 to 2012, and he was a graduate of its Financial Management Program and Corporate Audit Staff. Mr. Douyard received a Bachelor of Science in Finance from Bentley University, in Waltham, MA.



Wayne Kauffman

55 | Senior Vice President, General Counsel and Secretary, Senior Vice President, Corporate Strategy

Wayne Kauffman was appointed Vice President, General Counsel and Secretary in July 2019 and promoted to Senior Vice President in March 2021 and further promoted to Senior Vice President, Corporate Strategy in May 2024. Prior to these roles, Mr. Kauffman served as the Chief Intellectual Property Counsel and Associate General Counsel since 2016. He began his legal career with the national IP law firm of Harness, Dickey & Pierce, P.L.C. where he was responsible for assisting clients in securing patent rights. Mr. Kauffman began his career with General Motors, where he held various positions of increasing responsibility over his 17-year tenure in vehicle manufacturing, product development and vehicle safety and integration in both the U.S. and Canada. Mr. Kauffman holds a Juris Doctor in Law from Wayne State University and a Bachelor of Science in Mechanical Engineering from Kettering University.



Barbara J. Runyon

54 | Senior Vice President, Chief Human Resources Officer

Barbara J. Runyon was appointed Senior Vice President, Chief Human Resources Officer in August 2018, where she leads the overall human resources strategy, including total rewards, talent acquisition and talent management, employee engagement and human resources. Prior to joining Gentherm, Ms. Runyon worked as Vice President and Chief Human Resources Officer at La-Z-Boy Incorporated, a global leader in residential furniture, since 2015. Ms. Runyon held roles of increasing responsibility at PepsiCo/The Pepsi Bottling Group for over 14 years. She is also a member of the board of trustees of Michigan College Alliance. Ms. Runyon graduated with a Masters of Business Administration with emphasis in Organizational Development from Wayne State University and a Bachelor of Science in Human Resources from Michigan State University.



Thomas Stocker

54 | Senior Vice President and General Manager, Europe Automotive

Thomas Stocker was appointed Senior Vice President and General Manager, Europe Automotive in April 2021. Previously, he was Senior Vice President and General Manager, Global Automotive since September 2019. Prior to joining Gentherm, Mr. Stocker was the Chief Technology Officer and Head of Engineering at HENSOLDT GmbH, a global defense and security electronics company, beginning September 2018. At HENSOLDT, he led the setup of change programs that established agile and platform development to increase efficiency, time to market and quality across all functions. Prior to HENSOLDT, Mr. Stocker held several senior level business unit leadership positions at Harman International Industries, Inc., a subsidiary of Samsung Electronics Co., Ltd., from September 2013 to August 2018. These roles included responsibility for growth, profitability, and technology execution. He was the Senior Vice President and General Manager, BMW focused business unit, responsible for all global Harman and Samsung business related to BMW. Other roles at Harman included Senior Vice President and General Manager, Connected Car Asia Pacific, where he was based in Shanghai and had responsibility for China, Korea, India, and Japan for the division. He was also responsible for the Connected Car Division in Europe as Senior Vice President and General Manager, Infotainment Europe. Prior to that, Mr. Stocker held various roles of increasing responsibility at BMW where he led the execution of some of the most advanced technology for the automaker. Mr. Stocker holds a Master's degree in Electronics from Ravensburg-Weingarten University of Applied Science.



Vishnu Sundaram

42 | Senior Vice President, Chief Technology Officer

Vishnu Sundaram was appointed Senior Vice President, Chief Technology Officer in September 2023, where he is responsible for leading Gentherm's technology strategy, advanced product engineering, longer term research and development and the Company's partnership ecosystem. Prior to joining Gentherm, Mr. Sundaram served as the Senior Vice President, Head of Cockpit Connected Services at Stellantis N.V. from 2021 until 2023. Prior to Stellantis, he worked at Harman International Industries, Inc., a subsidiary of Samsung Electronics Co., Ltd. from 2012 until 2021, as the Senior Vice President of Telematics. In this role, Mr. Sundaram was the global leader of delivering state of the art product platforms that form the foundation of connected experience inside the car. He began his career at Intel and later moved to Trilogy, where he was Technical Fellow in Predictive Analytics and Machine Learning projects. He has extensive entrepreneurial and startup experience from being a founder of each of Lifeblob and Interchain. Mr. Sundaram holds a Master's degree in Software Engineering from PSG College of Technology and has completed the Executive General Management Program with The Wharton School of the University of Pennsylvania.



Leo Wang

45 | Vice President and General Manager, Asia Automotive Managing Director, Asia

Leo Wang was appointed Vice President and General Manager, Asia Automotive in December 2024. Mr. Wang joined Gentherm in 2022, where he served as China CBU Executive Director until January 2023 when he was promoted to Country Manager, China. Prior to joining Gentherm, from 2010 to 2021, Mr. Wang served in increasing roles of responsibility at Garrett Motion Inc. (Nasdaq: GTX, previously the Transportation Systems business of Honeywell, NYSE: HON), most recently from 2020 to 2021 as General Manager of China PV Gasoline Boosting System with full profit and loss responsibilities. He worked previously for Eaton Vehicle Group from 2006 to 2010 and Shanghai Automotive Brake System from 2005 to 2006. Mr. Wang holds a Master of Science in Mechanical Engineering from Shanghai University and an MBA from Shanghai Jiaotong University, China and KEDGE Business School, France.



Jaymi Wilson

48 | Senior Vice President and General Manager, North America Automotive, Global Sales and Marketing

Jaymi Wilson was appointed Senior Vice President and General Manager, North America Automotive, Global Sales and Marketing in January 2023. Since joining Gentherm in 2013, Ms. Wilson previously assumed roles of increasing responsibility, having most recently served as Senior Vice President of Strategy, Marketing, and Corporate Communications since 2018. Prior to that she was Vice President and General Manager of Gentherm's Medical Business from 2017 to 2018. Her career in the automotive industry has spanned manufacturing, engineering, business planning, sales management, strategy, business, and corporate development at Visteon, SMR Automotive and Gentherm. Ms. Wilson earned a Bachelor of Science degree in Mechanical Engineering from the University of Michigan and a Master of Business Administration from Eastern Michigan University.



PROPOSAL NO. 2 —
ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

PROPOSAL NO. 2 — ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Board proposes that shareholders provide advisory (non-binding) approval of the compensation of our NEOs, as disclosed in this proxy statement in accordance with SEC rules, commonly known as a "say-on-pay" proposal. We recognize the interest our shareholders have in the compensation of our executives and we are providing this advisory proposal in recognition of that interest and as required by Section 14A of the Exchange Act.

In a non-binding advisory vote on the frequency of the say-on-pay proposal held at our 2024 annual meeting of shareholders, a majority of shareholders voted in favor of holding say-on-pay votes annually. In light of this result and other factors, the Board determined that the Company would hold advisory say-on-pay votes on an annual basis until the next required advisory vote on such frequency, which must be held no later than 2029.

At the 2024 annual meeting, approximately 86% of shareholder votes supported our advisory proposal on NEO compensation.

NEO Compensation Philosophy. As described in detail under the heading "Compensation Discussion and Analysis," our compensation program is designed to attract, motivate, and retain our NEOs, who are critical to our success, and to ensure alignment of such persons' interests with those of our shareholders. Under this program, our NEOs are rewarded for their service to the Company, the achievement of specific performance goals and the realization of increased shareholder value. We believe our compensation programs also are structured appropriately to support our business objectives, as well as to support our culture. The Compensation and Talent Committee regularly reviews the compensation programs for our NEOs to ensure the fulfillment of our compensation philosophy and goals.

Enhanced Compensation Design and Structure. Our 2024 NEO compensation program reflected a substantial continuation of our 2023 program design, with revisions to certain performance-based metrics in incentive plans to streamline the program with a focus on core financial metrics that will more closely align our NEOs with shareholder interests and will provide better goal setting in a challenging economic environment. The Compensation and Talent Committee believes that it established reasonable total target compensation for our NEOs based on appropriate benchmarking and other relevant considerations and ensured that performance-based compensation represented a significant portion of total target compensation. See "Compensation Discussion and Analysis" and the "Named Executive Officer Compensation Tables" for additional details about our NEO compensation program, including information related to the NEO compensation determinations for 2024.

Resolution for Approval. We are asking our shareholders to indicate their support for our NEO compensation as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's proxy statement for the 2025 annual meeting of shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

Advisory Vote. The say-on-pay vote is advisory and therefore not binding on the Company, the Compensation and Talent Committee or the Board. We value the opinions of our shareholders, and to the extent there is any significant vote against the compensation of our NEOs as disclosed in this proxy statement, we will consider our shareholders' concerns, and the Compensation and Talent Committee will evaluate whether any actions are necessary to address those concerns.



The Board recommends a vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the rules of the SEC

SHAREHOLDER LETTER FROM CTC

Dear Fellow Shareholders:

On behalf of the Board of Directors, the Compensation and Talent Committee would like to provide important context regarding recent leadership changes at Gentherm and share insights into our executive compensation approach, as detailed in the Compensation Discussion and Analysis.

This Committee's most important responsibility is to ensure our executive compensation programs attract and retain talented executives in a way that aligns with our collective interests and drives long-term business growth. With valuable input from our shareholders, Gentherm has continually refined its approach to executive compensation to ensure alignment with shareholder interests. Over time, we have optimized our compensation structure by balancing fixed and performance-based pay to attract and retain top talent while supporting long-term value creation.

In 2024, Gentherm underwent significant leadership changes, demonstrating our focus on strategic succession planning and operational stability.

- In August, Chief Financial Officer and Treasurer Matteo Anversa voluntarily departed Gentherm to pursue a new opportunity outside the automotive industry, effective September 1, 2024.

- In November, we announced that Phillip Eyler, the Company's President and Chief Executive Officer (and Interim Chief Financial Officer at the time) would depart from the Company and resign as a director of the Board effective December 31, 2024. This transition was part of the Board's planned succession strategy.

- In December, we announced that Hui (Helen) Xu, General Manager Asia Automotive, departed the Company following the completion of her foreign secondment assignment.

In early 2021, the Compensation and Talent Committee initiated a discretionary severance plan, updating the contracts of all Named Executive Officers (NEOs), including Ms. Xu, to provide consistent and transparent treatment of compensation in termination scenarios. Mr. Eyler and Mr. Anversa's employment agreements, which already outlined severance provisions, were reviewed at such time and were not revised because we deemed them aligned with market and best practices. In a reflection of the effort of this Committee to implement standard terms, each of the departures followed the terms of their agreements:

- Mr. Anversa did not receive severance and related benefits in connection with his voluntary resignation.

- In connection with a planned transition process Mr. Eyler entered into a Separation and Consulting Agreement that confirmed specified severance and related benefits from his employment agreement.

- Ms. Hu was eligible to receive the severance benefits specified for a termination without Cause in connection with the completion of her foreign secondment assignment and effective termination.

These agreements facilitated an orderly leadership transition and supported Gentherm's operational stability during this period of change. The Compensation Discussion and Analysis and Named Executive Officer Compensation Tables will outline the terms of these agreements and the applicable severance benefits that were provided as a result.

Through disciplined succession planning and our standard compensation strategies, the Board and management swiftly filled these key leadership roles, maintaining alignment with shareholder interests:

- William (Bill) Presley was appointed as the successor President and Chief Executive Officer and as a Board director of the Company, effective January 1, 2025.

- Jonathan Douyard was appointed as Executive Vice President, Chief Financial Officer and Treasurer of the Company, effective on January 1, 2025.

- Leo Wang, the Company's Country Manager, China, was promoted to the Company's General Manager, Asia Automotive, effective on December 14, 2024.

Though our compensation disclosures in this proxy statement focus on the compensation of our departed NEOs, you will find a summary of the negotiated compensation packages for Mr. Presley and Mr. Douyard in the Compensation Discussion and Analysis (and each will be NEOs in the 2026 proxy statement).

While 2024 brought significant leadership transitions, we are pleased with the orderly process and our internal and external team that partnered with us on these critical matters. Each of these leadership transitions was carefully planned with a focus on strategic succession planning and corresponding severance arrangements that addressed the specific circumstances of each situation. These efforts reflect the Board's commitment to strong governance, thoughtful succession planning, and a focus on sustained performance, all while prioritizing the best interests of our shareholders. We look forward to working with this new talented leadership team as they guide us toward Gentherm's future.

We appreciate your continued trust and support as we execute our commitment to strong governance, thoughtful succession planning, and long-term value creation.

The Compensation and Talent Committee

John Stacey, Chair

Charles Kummeth

Betsy Meter

COMPENSATION DISCUSSION AND ANALYSIS

This section of the proxy statement explains our compensation philosophy, design, objectives and goals of our NEO compensation program as well as the decisions made for 2024 with respect to each of our NEOs. This section also provides certain other information as additional context for the "Named Executive Officer Compensation Tables" that follow.

Our NEOs for 2024 and their titles during such period were:

Name	Title
Phillip M. Eyler	Former President and Chief Executive Officer, and Interim Chief Financial Officer
Matteo Anversa	Former Executive Vice President of Finance, Chief Financial Officer and Treasurer
Thomas Stocker	Senior Vice President and General Manager, Europe Automotive
Jaymi Wilson	Senior Vice President and General Manager, North America Automotive, Global Sales and Marketing
Barbara J. Runyon	Senior Vice President, Chief Human Resources Officer
Hui (Helen) Xu	Former Senior Vice President and General Manager, Asia Automotive

Mr. Eyler, Mr. Anversa and Ms. Xu departed the Company on December 31, September 1 and December 13, 2024, respectively.

In this Compensation Discussion and Analysis, we refer to the Compensation and Talent Committee as the "Committee."

All cash payments reported for Mr. Stocker were paid in Euros and were converted to US Dollars for purposes of this section. For comparability and to better evaluate decisions made for 2024, we neutralized the impact of exchange rates for this section and have used the 2024 averaged exchange rate of EUR 1 = 1.05 USD for all periods presented. However, for the Named Executive Compensation Tables, we used such conversion rate for 2024 dollar amounts, and we used the 2023 average exchange rate of EUR = 1.09 USD for 2023 dollar amounts and the 2022 average exchange rate of EUR = 1.09 USD for 2022 dollar amounts. Therefore, changes between 2024 and 2023 and 2022 will be different among the sections.

EXECUTIVE SUMMARY

2024 Company Performance Highlights

See "Proxy Summary" for a summary of certain performance highlights for 2024.

Compensation Governance

What We Do	☑ Independent Compensation and Talent Committee and independent compensation consultant
	☑ Annually evaluate peer group and review benchmarking and broad industry market data
	☑ Objective Company performance metrics in annual cash bonus plan and PSUs, with evolving metrics and weighting aligned with Company strategy and shareholders
	☑ Utilize formal adjustment policy for incentive programs, and provide transparent disclosure on annual implementation
	☑ Significant performance-based compensation with fixed payout caps, at-risk compensation and long-term performance period for PSUs
	☑ Stock ownership guidelines applicable to our executive officers and directors
	☑ Annual say-on-pay shareholder vote and shareholder outreach on compensation matters
	☑ Conduct annual compensation risk assessment, reviewed by the Compensation and Talent Committee to confirm no undue risk in compensation programs of the Company
	☑ Clawback policy for financial restatements applicable to executive officers
	☑ 2023 equity plan reasonably balances stakeholder interests
	☑ Equity award grant guidelines for annual and one-time equity grants
	☑ Maintain a Securities Trading Policy to reduce trading risk and liability, including requiring directors, executive officers and other key employees to trade only during pre-established periods following pre-clearance procedures, and to establish guidelines for Rule 10b5-1 trading plans
What We Don't Do	⊗ No repricing/replacing underwater stock options and SARs
	⊗ Prohibition on hedging and pledging, and using derivatives
	⊗ No single-trigger change in control benefit for any NEO
	⊗ No excise tax gross-up benefits upon a change in control
	⊗ Historically have not paid guaranteed bonuses, excluding inducement and new hire bonuses
	⊗ Historically have not changed long-term performance metrics in outstanding equity awards in spite of certain impacts from macroeconomic and geopolitical challenges that were not in our control

Compensation Philosophy

The compensation program for NEOs is designed to attract, motivate and retain qualified executives and to provide them incentives to achieve or exceed the Company's annual operational, financial and strategic goals and increase long-term shareholder value. Our NEO compensation program is structured appropriately to support our business objectives, as well as our performance-based culture. The Committee regularly reviews the NEO compensation program to ensure the fulfillment of our compensation philosophy and goals.

The say-on-pay proposal at our 2024 annual meeting regarding the compensation of NEOs in 2023 received approximately 86% approval.

2024 NEO Compensation Program – Majority Of Target Compensation At Risk

In the first quarter of 2024, the Compensation and Talent Committee approved the design of our 2024 NEO compensation program. The Committee approved revisions to the incentive plans that continue the journey of balancing shareholder interests in an environment of continued macroeconomic, geopolitical and industry volatility by reducing the number of metrics and the duplication of metrics. This change allows the management team to focus on core financial metrics that bring shareholder value over the short- and long-term.

The below charts show the mix of target pay for our NEOs (base salary, target 2024 bonus and target equity awards) in 2024 as approved by the Committee in March 2024[(1)].


2024 CEO Target Compensation
Base Salary
15%
Target Bonus
19%
RSUs(2)
20%
PSUs(2)
46%
2024 Other NEO Avg. Target Compensation
Base Salary
30%
Target Bonus
21%
RSUs(2)
20%
PSUs(2)
29%

(1) Excludes deferred compensation for Mr. Eyler and perquisites and other personal benefits provided to our NEOs (disclosed under "All Other Compensation" in the Summary Compensation Table for 2024).

(2) Based on target values determined by the Committee, which were divided by the 30-trading day average closing price of our common stock ending on the day immediately preceding the grant date to determine the target PSUs and actual RSUs awarded.

CEO Realizable Pay – Pay Outcomes Aligned with Shareholder Interests

Our executive compensation program design ensures a strong connection between Company financial performance and pay delivery. This alignment between pay and performance is illustrated through the below chart, which describes the difference between (i) the intended target pay delivered to our CEO over the past three years (referred to as 'target compensation'), and (ii) actual pay, for any completed performance period, and an estimate of actual pay based on performance as of December 31, 2024, for in-flight performance periods (referred to as 'realizable pay'). The realizable pay of our CEO reflects both the impacts of achieving or likelihood of achievement of performance goals for incentive compensation, as well as changes in stock price over the applicable vesting or performance periods, the combination of which has resulted in realizable pay to be significantly reduced from the target pay.

The following chart shows the realizable pay of Mr. Eyler compared to his target compensation as of December 31, 2024. The percentages noted in realizable pay reflect the actual (for 2022) or the estimate of actual (for 2023 and 2024) achievement of the target amount for such compensation component. The amounts included in the "All Other Compensation" column (including deferred compensation) in the Summary Compensation Table for 2024, 2023 and 2022 are not included.



*PSU performance assumed through December 31, 2024 at a closing stock price of $39.92: 2022, 46%; 2023, 100%; and 2024, 100%.

Summary Of 2024 Target Compensation For Other NEOs

The Committee approved the following target compensation for other NEOs in 2024:

BASE SALARY	ANNUAL BONUS	EQUITY AWARDS
Base salary increases of approximately 3-5% effective April 1, 2024	No increases in target bonus (as % of base salary) for NEOs in 2024	Increases in target grant value for NEOs to increase retention and further align the NEOs to the 2026 strategic plan

2024 Compensation Program Overview

The key elements of our compensation program for 2024 were as follows:

Fixed	Cash-based	**Base Salary** • Based on experience, responsibilities, market, and internal pay equity • Annual review focused on merit, promotion, and market	
Performance Based	Cash-based	**Annual Cash Incentive** • Target bonus calculated as a percentage of base salary • Subject to periodic review, generally for increased responsibilities, retention and market • Maximum payout subject to reasonable cap (200% of target) • One-year performance period	**Performance Components** • Adjusted EBITDA (40%) • Revenue (40%) • Strategic goal (20%) further weighted as follows: - *Automotive New Business Awards (40%)* - *New Technology Wins (40%)* - *Sustainability-Related Performance (20%)*
Performance Based	Equity-based	**Performance Stock Units (PSUs)** • Target grant value based on the executive's position, responsibilities, and market • Metrics streamlined from prior year • Maximum payout subject to reasonable cap (250% of target, including impact of modifier) • Weighted 60% (70% for CEO) of total grant value of target PSUs • Three-year performance periods	**Performance Components** • Three-Year Relative Revenue Growth (25% of grant value of target PSUs) • Annual and Three-year Growth in Adjusted EBITDA Margin (75% of grant value of target PSUs) • Relative TSR modifier that can adjust total PSU payout by +/- 25% • Cliff vesting for any earned PSUs
Performance Based	Equity-based	**Restricted Stock Units (RSUs)** • Target grant value based on the executive's position, responsibilities, and market • Weighted 40% (30% for CEO) of total grant value • Three-year ratable annual vesting	

2024 COMPENSATION DETERMINATIONS

Base Salary

In 2024, each NEO received an annual base salary paid in cash and the Committee reviews the base salaries of the NEOs on an annual basis. Historically, base salary increases have been between 3-6%.

For 2024, taking into account individual performance, anticipated individual growth and internal pay equity, as well as market data, the Committee increased the base salaries of the continuing NEOs by approximately 3-5% effective April 1, 2024.

The following table sets forth the annual base salary rate in effect for the NEOs beginning April 1, 2023 and 2024, respectively.

Element	April 2023 ($)	April 2024 ($)	Increase (%)
Phillip M. Eyler	971,000	1,019,550	5.0
Matteo Anversa	600,221	630,232	5.0
Thomas Stocker [1]	481,668	500,934	4.0
Jaymi Wilson	453,600	467,208	3.0
Barbara J. Runyon	449,467	467,446	4.0
Hui (Helen) Xu	971,000	1,019,550	5.0

(1) Amounts reported for Mr. Stocker were paid in Euros and were converted to U.S. Dollars using the 2024 averaged exchange rate of EUR 1 = 1.05 USD.

Senior Level Bonus Plan - Cash Bonus

The Committee reviews and approves each of the target bonuses (as a percentage of base salary) for the NEOs, generally consistent with the process used to determine base salaries. For NEOs who begin employment with the Company during a year, annual performance bonuses are prorated based on the number of days worked during such year.

2024 SENIOR LEVEL BONUS PLAN. The bonus plan for senior level management, including all executive officers, was approved by the Committee in March 2024 (the "Senior Level Bonus Plan"). Pursuant to the Senior Level Bonus Plan, participants earn cash bonuses up to capped amounts based on the achievement of a combination of financial performance metrics and strategic goals for the full year. For all executive officers in 2024, target bonuses were to be earned based solely on the achievement of Company performance metrics and strategic goals.

2024 target bonuses (as a percentage of base salary) were 125% for Mr. Eyler, 80% for Mr. Anversa, 70% for Mr. Stocker and Mses. Wilson and Xu and 60% for Ms. Runyon, each of which was consistent with 2023. Each executive officer's maximum bonus opportunity in 2024 was 200% of target bonus.

In 2024, the Committee approved revisions to the incentive plan to reduce the number of performance metrics within the annual incentive plan and between the annual incentive plan and the long-term incentive program.

The three performance goals pay out independently, each with a payout at threshold (50%), target (100%) and maximum (200%), and interpolation for achievement in-between.

COMPANY PERFORMANCE METRICS (80% WEIGHTED). The two financial performance metrics reflect the Company's focus on overall sales growth, strong margins and profitable operations.

Metric	Weight (%)	Rationale	Period	($ In Millions)			Previous Year Actual Unadjusted
				Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	
Adjusted EBITDA[1]	40	Supplemental measure of the Company's operational performance	Full year goal	$168.0	$187.0	$208.0	2023: $180.7
Revenue	40	Measures management's ability to grow the top line	Full year goal	$1,469.0	$1,500.0	$1,600.0	2023: $1,469

(1) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock based compensation expenses, and other gains and losses not reflective of the Company's ongoing operations and related tax effects, including transaction expenses, debt retirement expenses, impairment of assets held for sale, impairment of goodwill, gain or loss on sale of business, restructuring expense, net, unrealized currency gain or loss, and unrealized revaluation of derivatives. For a reconciliation of Adjusted EBITDA to net income, see our earnings release for the fourth quarter and full year ended December 31, 2024 furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on February 19, 2025.

COMPANY FINANCIAL PERFORMANCE IN 2024. The Company's achievement of the 2024 performance goals and the resulting payout for such weighted factor is set forth below.

– Adjusted EBITDA (40% weighting) was $193.9 million, which corresponded to achievement between target and maximum, or a 132.9% payout.

– Revenue (40% weighting) was $1,473.0 million, which corresponded to achievement between threshold and target, or a 56.5% payout.

COMPANY STRATEGIC GOALS (20% WEIGHTED). The three strategic performance metrics established for 2024 reflect the Company's focus on overall new business, technology growth, and sustainability. Achievement payouts for each performance metric were set at threshold (50%), target (100%) and maximum (200%) with interpolation for achievement in-between.

COMPANY STRATEGIC PERFORMANCE IN 2024. The Company's achievement of the 2024 strategic goals and the resulting payout for such weighted factor is set forth below.

– **Automotive New Business Awards (40% weighting of Strategic Goals)** was $2,400 million, which corresponded to above maximum achievement, or a 200% payout. Automotive new business awards is defined as the aggregate projected lifetime revenue of new automotive awards provided by customers to the Company, with the value based on the price and volume projections received from each customer as of the award date. Gentherm believes that automotive new business awards are an indicator of future revenue.

– **New Technology Wins (40% weighting of Strategic Goals)** was 8, which corresponded to above maximum achievement, or a 200% payout. New technology wins is defined as the number of new business awards provided by customers to the Company related to specified new technologies or other related or novel product at the discretion of the Committee. Gentherm believes that new technology wins are an indicator of future business expansion and revenue growth.

– **Increase in Renewable Energy Share (20% weighting of Strategic Goals)** was 17%, which corresponded to above maximum achievement, or a 200% payout. Increase in renewable energy share is defined as the increase in the Company's renewable energy share as a percentage of total energy usage (including both on-grid and off-grid usage). Renewable energy includes onsite generation, purchased energy that is documented as renewable via REC or the Green Tariff program, and any standard grid-supplied energy that is documented as a renewable share. Gentherm believes that renewable energy share is important to achieving its carbon reduction goal and to meeting customer requirements.

OBJECTIVE BONUS ADJUSTMENT POLICY. The Committee adopts an objective policy each year concurrent with approving the Senior Level Bonus Plan to address the following unusual or extra-ordinary events (to the extent not already captured in the applicable definitions of the metrics), without limiting the Committee's ability to apply adjustments in its discretion, under the Senior Level Bonus Plan. The 2024 policy outlined a consistent and reasonable approach for the Committee's decisions related to the following events: acquisitions, investments and divestitures not addressed in the initially approved annual budget; restructuring costs; regulatory changes; accounting rule changes; changes in foreign exchange rates; and other items of an unusual nature that infrequently occur.

2024 EARNED BONUS. The 2024 earned bonus for each NEO is set forth below.

Name	Base Salary ($) X	Bonus Target as % of Base Salary (%) X	Earned Bonus (%) =	Earned Bonus ($)
Thomas Stocker[1]	500,934	70	115.7	405,706
Jaymi Wilson	467,208	70	115.7	378,392
Barbara J. Runyon	467,446	60	115.7	324,508

(1) Amounts reported in this table for Mr. Stocker were converted from Euros to U.S. Dollars using the 2024 averaged exchange rate of EUR 1 = 1.05 USD.

We pay bonuses approximately two months after the end of the applicable performance period. Unless the Committee provides for an exception, a participant must be employed on the bonus payment date to receive a bonus.

Mr. Eyler, Mr. Anversa and Ms. Xu did not earn a 2024 bonus due to the termination of their respective employment prior to year end. Mr. Eyler and Ms. Xu received severance benefits as a result of such termination, including all or a portion of such earned bonus, respectively. See "Named Executive Officer Compensation Tables–Potential Payments Upon Termination or Change in Control" for information regarding the severance arrangements and benefits for Mr. Eyler and Ms. Xu.

Recognition Cash Bonus

From time to time, the Board of Directors may choose to recognize the efforts of one or more executives based on significant achievements during the year. In 2024, the Board of Directors approved a recognition bonus of $100,000 to Barbara Runyon to reflect significant contributions to the Company over the last few years, including, but not limited to, her leadership throughout the CEO and CFO search processes. The one-time payment was delivered, reduced to cover applicable taxes, in December 2024.

Equity Awards – A Strong Pay-For-Performance Focus (PSUs), With Objective Company Performance Measures, Balanced With Long-Term Time-Based Awards (RSUs)

ANNUAL GRANTS. Equity awards represent a significant portion of our NEOs' compensation, as the Committee continues to regard increasing long-term shareholder value as senior management's primary objective. Our long-term incentive program for senior level participants, including all executive officers, was initially approved in 2018 following significant shareholder engagement and a comprehensive review of our overall compensation program. Generally, the size of the awards depends on the executive's position and current salary, as well as management's recommendations, competitiveness in the market, internal pay equity, and other subjective factors deemed relevant by the Committee. We have granted the annual equity awards during the first quarter since 2019.

The 2024 equity awards included 60% of grant value being delivered via target PSUs and 40% being delivered via RSUs for all NEOs excluding Mr. Eyler. In 2024, Mr. Eyler's equity awards included 70% of grant value being delivered via target PSUs and 30% being delivered via RSUs.

PERFORMANCE-BASED RESTRICTED STOCK UNITS (PSUs). A target number of PSUs was granted to each NEO. PSUs ultimately are earned and vest based on four Company performance metrics, and any PSUs earned on any portion of the award vest three years from the grant date.

In 2024, the Committee approved a revised PSU program, streamlining its focus on financial measures central to shareholder interests and addressing concerns about setting performance goals amidst ongoing macroeconomic, geopolitical and industry volatility.


2023 LTI Performance Metrics
Rel. Rev. Growth 20%
3-YR Adj. EBITDA 40%
Rel. TSR 20%
ROIC 20%
2024 LTI Performance Metrics
Rel. Rev. Growth 25%
3-YR Adj. EBITDA Margin 75%
Relative TSR modifier has the potential to impact overall performance +/- 25%

Metric	% of Grant Value of Target PSUs	Definition
Annual and Three-year Expansion of Adjusted EBITDA Margin	75%	Growth in (1) earnings (losses) before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock-based compensation expense, and other gains and losses not reflective of the Company's ongoing operations and related tax effects (as determined by the Compensation and Talent Committee, in its sole discretion), including transaction expenses, debt retirement expenses, impairment of assets held for sale, gain or loss on sale of business, restructuring expense, unrealized currency gain or loss and unrealized revaluation of derivatives, divided by (2) revenue, each for the same performance period. Adjusted EBITDA Margin aligns with our focus on overall sales growth, strong margins and profitable operations. Growth goals are pre-established for annual 2024 goal and the three-years ended 2026 goal, while using "constant growth" model for 2025 and 2026 annual goals.
Three-Year Relative Revenue Growth	25%	Relative Revenue Growth as defined under the 2023 Senior Level Bonus Plan (see "Senior Level Bonus Plan–Cash Bonus") over three years. Relative Revenue Growth rewards relative performance compared to automotive industry peers, and neutralizes macroeconomic factors beyond management's control
Relative TSR (*modifier*)	+/- 25%	Performance modifier that can increase or decrease the total payout of target PSUs by 25% if Relative TSR performance is at or above the 75th percentile or is below the 25th percentile relative to peer companies, respectively. Defined as stock price appreciation plus reinvested dividends, versus an established peer group at the end of three full years. To avoid drastic impact of a single day of trading, for purposes of 2024 awards, the beginning stock price is equal to the 20-trading day average closing stock price of the Common Stock immediately preceding the first day of the performance period (January 1, 2024) and the ending stock price is equal to the 20-trading day average closing price for the Common Stock on December 31, 2026.

RELATIVE TSR COMPARISON GROUP. The Committee selected the following companies for Relative TSR comparison purposes, with advice from Meridian. The companies chosen reflect companies that are impacted by the same external economic forces as Gentherm. Specifically, companies were identified based on their industry and the correlation of their stock price movement with Gentherm. Given that this comparison group is used for purposes of measuring Relative TSR performance, and not for setting target pay levels, company size was not used as a factor in determining the comparison group. The 2024 peer group was consistent with 2023 and has been generally consistent since it was first utilized in 2018.

Adient plc	American Axle & Manufacturing Holdings, Inc.	Aptiv PLC
BorgWarner Inc.	Cooper-Standard Holdings Inc.	Dana Incorporated
Dorman Products, Inc.	Ford Motor Company	Fox Factory Holding Corp.
General Motors Company	Gentex Corporation	LCI Industries
Lear Corporation	Magna International Inc.	Modine Manufacturing Company
Motorcar Parts of America, Inc.	Sensata Technologies Holding plc	Standard Motor Products, Inc.
Stoneridge, Inc.	The Goodyear Tire & Rubber Company	THOR Industries, Inc.
Visteon Corporation	Winnebago Industries, Inc.	

TIME-BASED RESTRICTED STOCK UNITS (RSUs). RSUs vest ratably over three years, with one third of RSUs vesting on each anniversary of the grant date.

2024 ANNUAL EQUITY TARGET VALUES. The Committee determined the target grant values for equity granted in 2024 primarily based on peer group or survey data for similar positions, retention needs and further alignment with the 2026 strategic plan, as well as the executive's current position and salary. The values listed below represent the target values approved by the Committee and differ from the actual grant date fair values reported in the Summary Compensation Table for 2024.

Element	Target PSUS Adjusted EBITDA Margin ($)	Target PSUS Relative Revenue Growth ($)	RSUS ($)	Total Target Values ($)
Phillip M. Eyler	2,362,500	787,500	1,350,000	4,500,000
Matteo Anversa	765,000	255,000	680,000	1,700,000
Thomas Stocker	405,000	135,000	360,000	900,000
Jaymi Wilson	405,000	135,000	360,000	900,000
Barbara J. Runyon	360,000	120,000	320,000	800,000
Hui (Helen) Xu	405,000	135,000	360,000	900,000

The target values were divided by the 30-trading day average closing price of our common stock ending on the day immediately preceding the grant date to determine the number of target shares of PSUs and the actual number of RSUs awarded. The grant date for the awards to the NEOs was March 15, 2024, and the 30-trading day average closing price for our common stock ending on March 14, 2024 was $53.27.

As a result, the number of target PSUs and actual RSUs awarded was as follows:

Element	Target PSUS Adjusted EBITDA Margin (#)	Target PSUS Relative Revenue Growth (#)	RSUS (#)
Phillip M. Eyler	44,350	14,783	25,344
Matteo Anversa	14,361	4,787	12,768
Thomas Stocker	7,603	2,534	6,759
Jaymi Wilson	7,603	2,534	6,759
Barbara J. Runyon	6,758	2,253	6,009
Hui (Helen) Xu	7,603	2,534	6,759

OBJECTIVE PSU ADJUSTMENT POLICY. The Committee adopts an objective policy each year concurrent with its approval of PSU awards to address the following unusual or extra-ordinary events (to the extent not already captured in the applicable definitions of the metrics), without limiting the Committee's ability to apply adjustments in its discretion. The 2024 policy is set forth below:

– **Adjusted EBITDA and Relative Revenue Growth.** Adjusted EBITDA and Relative Revenue Growth goals (including threshold, target and maximum goals) and Adjusted EBITDA and Relative Revenue Growth achieved will be adjusted by the Committee to reflect the following items: acquisitions, investments and divestitures not addressed in the strategic plan for the performance period; restructuring costs; regulatory changes; accounting rule changes; and other items of an unusual nature that infrequently occur. Unlike the adjustment policy for the Senior Level Bonus Plan, the Committee generally does not adjust the performance metrics or results of PSUs for changes in foreign exchange rates due to the multi-year performance period. However, the Committee reserves the right to make such adjustment in its discretion in the event of a large-scale, macroeconomic event that impacts foreign currency rates.

– **Relative TSR.** A company that is included in the Relative TSR peer group at the grant date will be removed from the Relative TSR calculation for the Relative TSR period in the event of any of the following events during the Relative TSR period: mergers, acquisitions or business combination transactions of a peer group company if the company is not the surviving entity; a peer group going private or a liquidation of a peer group company; and the bankruptcy of a peer group company if the company is not publicly traded at the end of the performance period.

Other Benefits And Perquisites

The following tables sets forth significant benefits and perquisites Gentherm provided its NEOs in 2024:

Element	2024 Information
Defined Contribution Retirement Plan	• The Company maintains the 401(k) Plan to provide all eligible U.S. employees, including the NEOs other than Mr. Stocker, with a means to accumulate retirement savings on a tax-advantaged basis. For 2024, on a discretionary basis, the Company matched 100% of each employee's contributions up to a contribution equal to 4% of the employee's compensation, with such employee contributions subject to IRS limitations. The Company may, but is not required to, make additional discretionary contributions. The Company has not made any discretionary contribution to the 401(k) Plan since its inception. • Mr. Stocker participates in the same standard retirement benefits scheme as all other employees located in Germany.
Automotive Benefit	• The Company believes it is important that our leadership team thoroughly understand our products and are users of our products, in particular since the automotive segment has been and continues to be our primary market and represents a substantial portion of our revenues. • The Company provides each NEO with the use of a Company-leased automobile or an automobile allowance and reimbursement of related expenses in line with the policy covering such benefits located in their country of employment. Pursuant to the terms of her employment contract and in accordance with market practice for executives on international assignment in China, the Company provided Ms. Xu with a Company-leased automobile and the services of a driver.
Assignment-Related Relocation Benefits	• Ms. Xu is a United States resident whose primary work location has been Shanghai, China since her hiring in August 2019. In June 2023, Ms. Xu received an updated assignment contract to more clearly outline the expatriate benefits she received while on assignment in Shanghai. Pursuant to her updated assignment contract, Ms. Xu received additional benefits during the term of her international assignment, including tax services support and tax equalization, home leave, and full reimbursement of education and housing expenses.

Severance And Change In Control Benefits

Severance Plan. In 2021, Gentherm implemented a discretionary severance plan for U.S.-based employees to provide financial assistance to help ease the burden that may result from involuntary termination of employment (the "Severance Plan"). The Severance Plan provides for the payment, as determined by the Company in its sole discretion on a case-by-case basis, of certain benefits to active full-time or part-time employees, including the NEOs, whose employment is terminated by the Company without cause or other specified termination events.

The Committee believes that the Severance Plan and related agreements create a stable work environment by providing our executive officers with certain economic benefits in the event their employment is terminated not for cause and further considered these benefits important to attract executive talent to the Company. The Committee further believed the change in control benefits provided to the NEOs are appropriate to allay the uncertainty that executive officers can experience while the possibility of a change in control exists, reinforcing their need to operate in the best interests of the Company and shareholders, and provide incentive to remain at the Company through the desired retention period. The right to receive payments and benefits is subject to the NEO's delivery and, as applicable, non-revocation of a separation agreement that contains a release of claims against the Company and other third parties.

Terminations in 2024. In connection with his involuntary separation, not for cause, effective December 31, 2024, Mr. Eyler entered into a Separation and Consulting Agreement that confirmed specified severance and related benefits from his employment agreement. His severance benefits were contingent on compliance with non-competition and non-solicitation restrictive covenants through June 30, 2026, as well as non-disparagement restrictive covenant and applicable clawback policies.

Mr. Anversa's departure in September 2024 was a voluntary resignation without Good Reason, and therefore, Mr. Anversa received no severance payments, and all outstanding and unvested equity awards were forfeited.

In connection with the completion of her foreign secondment assignment, on and effective December 13, 2024, the Company terminated Ms. Xu from her role as the Company's Senior Vice President and General Manager, Asia Automotive. Ms. Xu remained as a non-executive employee of the Company through December 31, 2024 to support the orderly transition of her responsibilities. In accordance with her offer letter and the Severance Plan, Ms. Xu was eligible to receive the severance benefits specified for a termination without Cause. Her severance benefits were contingent on compliance with non-competition, non-solicitation and non-disparagement restrictive covenants, and applicable clawback policies.

See "Named Executive Officer Compensation Tables–Potential Payments Upon Termination or Change in Control" for information regarding the severance arrangements and benefits for Mr. Eyler and Ms. Xu, as well as potential severance and benefits to the other NEOs upon termination of employment with the Company (including upon or subsequent to a change in control).

Other than the Deferred Compensation Plan and the 401(k) Plan described below, the Company does not provide or maintain any post-retirement medical benefits, non-qualified deferred compensation plans or retirement or pension plans for the NEOs.

PSU Awards Outstanding During The Year Ended December 31, 2024

The following PSU awards were outstanding during the year ended December 31, 2024, with the percentage representing the percentage of grant value of the target PSUs:

Award	Adjusted EBITDA Margin (75%) Performance Period	Relative Revenue Growth (25%) Performance Period
2024 Award	Annual periods in 2024, 2025 and 2026 (each 25% weighted) and pre-established three-year period ending 12/31/2026 (25% weighted)* *At end of performance period, aggregate payout of two metrics will be subject to achievement of rTSR modifier, which is calculated over a three-year period ending 12/31/2026	Three-year period ending 12/31/2026*

Award	Relative TSR (20%) Performance Period	ROIC (20%) Performance Period	Adjusted EBITDA (40%) Performance Period	Relative Revenue Growth (20%) Performance Period
2023 Award	Three-year period ending 3/14/2026	2025	Three-year period ending 12/31/2025	Three-year period ending 12/31/2025

Award	Relative TSR (20%) Performance Period	ROIC (40%) Performance Period	Adjusted EBITDA (40%) Performance Period
2022 Award	Three-year period ending 3/11/2025	2024	Three-year period ending 12/31/2024

Determination Of Earned 2022 PSU Awards (ROIC, Adjusted EBITDA And Relative TSR)

As of the determination date by the Committee, 2022 PSUs were held by all continuing NEOs. In first quarter of 2025, the Committee determined that (i) 85.0% of the ROIC PSUs granted in 2022 were earned based on actual ROIC performance of 12.8%, which was between threshold and target; (ii) 0% of the Adjusted EBITDA PSUs granted in 2022 were earned based on actual performance of $493 million, which was below threshold; and (iii) 0% of the Relative TSR PSUs granted in March 2022 were earned based on Relative TSR performance at the 21st percentile of the applicable Relative TSR peer group during the three-year performance period, which was 20th out of 25 companies.

Deferred Compensation Plan

On December 31, 2018, the Company adopted the Gentherm Incorporated Deferred Compensation Plan, amended and restated effective January 1, 2019 (the "Deferred Compensation Plan"). The Deferred Compensation Plan is intended to provide retirement income benefits to participants, but is not a supplemental executive retirement program or a traditional executive pension plan.

The Deferred Compensation Plan is unfunded and permits participants to make annual elections to defer all or a portion of their base salary and annual bonus for the subsequent year, and to receive employer contributions, which such participants would have been able to make and receive under the Company's existing Retirement Savings Plan (the "401(k) Plan") but for certain salary reduction and related limitations of the Internal Revenue Code of 1986, as amended (the "Code"). The Deferred Compensation Plan provides that key executive employees selected by the Company will be eligible to participate in such plan. All NEOs of the Company other than Mr. Stocker (not a resident of the U.S.) are eligible employees to participate. Accordingly, each eligible NEO was able to defer all or a portion of base salary and annual bonus as was eligible (at the Company's election) to receive employer contributions, if any, under the Deferred Compensation Plan for the 2024 plan year.

Additionally, NEOs, including Mr. Eyler, who elected to participate in the Deferred Compensation Plan received employer contributions representing amounts they would have been able to receive as matching contributions under the 401(k) Plan but for certain salary reduction and related limitations of the Code. Employer contributions in 2024 were as follows: Mr. Eyler, $26,497; Mr. Anversa, $2,706, Ms. Runyon $4,718, Ms. Wilson, $4,752, and Ms. Xu, $5,758.

Distribution of employee and employer contributions do not commence until the earlier of death, disability, date of separation from employment or a specified date selected by the participant at least two years in the future from the commencement of deferral (applies only in the case of elected participant deferrals and does not apply to the company contributions).

PERFORMANCE-BASED DEFERRED COMPENSATION AGREEMENT In addition to the above program, the Company and Mr. Eyler entered into a Deferred Compensation Agreement effective January 1, 2019, pursuant to which Mr. Eyler is eligible to receive a performance-based award under the Deferred Compensation Plan (the "Eyler DC Agreement"). The Eyler DC Agreement provides that Mr. Eyler is eligible to receive annual incentive contributions based on Company achievement of year-over-year growth in Adjusted EBITDA, defined in the same manner as the Senior Level Bonus Plan, compared to target, and that Mr. Eyler's maximum annual incentive compensation award under the Eyler DC Agreement is 30% of his base salary in the immediately preceding calendar year.

Mr. Eyler is fully vested in all awards under this program due to his achievement of four years of continuous service from the effective date of the Eyler DC Agreement. Similar to the above, performance-based contributions made on behalf of Mr. Eyler may commence only in the following circumstances: death, disability, or date of separation from employment.

The Company contributed $332,362 to the Deferred Compensation Plan for Mr. Eyler in March 2025, comprised of $305,867 (30% of his 2024 base salary, based on the Committee's determination of 132.9% payout of Adjusted EBITDA for 2024, aligned the approved payout for the 2024 Senior Level Bonus Plan) and the $26,497 of employer contributions noted above.

2025 INITIAL COMPENSATION DECISIONS

2025 Senior Level Bonus Plan And Equity Award Design

In 2025, the Committee approved revisions to the incentive plans that continue the journey of balancing shareholder interest in an environment of continued macroeconomic, geopolitical and industry volatility. The changes outlined below allow the management team to focus on core financial metrics that bring shareholder value over the short- and long-term.

The 2025 Senior Level Bonus Plan includes three performance goals that pay out independently, each with a payout at threshold (50%), target (100%) and maximum (200%), and interpolation for achievement in between, with the following weighting:

- **Adjusted EBITDA (50% weighted)** – increased weighting from 40% in 2024

- **New Business Wins, or bookings (30% weighted)** – new metric replacing prior revenue metric. Reported to shareholders on a quarterly basis in the Company's SEC filings and, beginning with the first quarter of 2025, represents the lifetime sales of awards during the fiscal year for the automotive business, orders obtained within the plan year for the medical business, and adjacent market growth, inclusive of conquest awards on our core technology platforms in other industries

- **Adjusted Free Cash Conversion (20% weighted)** – new metric replacing the prior strategic metrics for executive management. Defined as cash flow from operating activities (excluding cash restructuring costs and one-time non-operational matters) plus proceeds from asset sales less CAPEX, divided by Adjusted EBITDA as defined and calculated within the annual plan



2024 Senior Level Bonus Plan

- Strategic Goals 20%
- Revenue 40%
- Adj. EBITDA 40%

2025 Senior Level Bonus Plan

- Adj. Free Cash Flow Conversion (as a % of Adj. EBITDA) 20%
- New Business Awards 30%
- Adj. EBITDA 50%

The PSU program in 2025 includes two performance goals that payout independently, each with a payout at threshold (50%), target (100%), and maximum (200%), and interpolation for achievement in between, with the following weighting:

- Annual and three-year growth in three-year Adjusted EBITDA Margin (75% weighting) – no change compared to 2024
    - Goals are set and measured each year using a constant growth methodology over three years (with 25% weighting for 2025, 2026, and 2027 and a pre-set goal for 2027)
- Year-over-year Revenue Growth (25% weighting) – replaces Relative Revenue Growth
    - Goals are set and measured each year using a constant growth methodology over three years (with 25% weighting for 2025, 2026, and 2027 and a pre-set goal for 2027)
- Continue to use a PSU payout modifier based on the Company's actual TSR performance against the Company's TSR peer group (no change)
    - If performance is below the 25th percentile, the total PSU award payout will be downward modified by 25%
    - If the performance is at or above the 75th percentile, the total PSU award payout will be upward modified by 25%
    - There is no modification if performance is greater than the 25th percentile and less than the 75th percentile
    - Maintains definition of Relative TSR and the current TSR peer group



2024 LTI Performance Metrics

- Rel. Rev. Growth 25%
- 3-YR Adj. EBITDA Margin 75%

Relative TSR modifier has the potential to impact overall performance +/- 25%

2025 LTI Performance Metrics

- Absolute Revenue Growth 25%
- 3-YR Adj. EBITDA Margin 75%

Relative TSR modifier has the potential to impact overall performance +/- 25%

Target Compensation for Continuing NEOs

- **Base Salaries.** The Committee approved no increase for the continuing NEOs (and all executive committee members), to show solidarity with the full workforce, whom received reduced increases as precaution in anticipation of volatility within the automotive industry.

- **Target Bonus.** The Committee maintained the target bonuses (as a percentage of base salary) for the continuing NEOs for 2025.

- **Target Equity Grant Value.** The Committee reduced target annual equity grant values to revert NEOs back to standard levels after years of retention-based increases. 2025 targets continue to align with market data. The 2025 target annual equity awards include 60% of target value being delivered via PSUs and 40% being delivered via RSUs for the continuing NEOs (no change as compared to 2024).

New Hire Compensation for Future NEOs

Mr. Presley and Mr. Douyard each entered into respective offer letters with the Company, specifying their total target compensation for 2025.

Name and Principal Position	Salary ($)	Target Bonus (% of Base Salary)	Make Whole Bonus ($) (1)	2025 Equity Grant Value ($)(2)	Make Whole RSU Grant Value ($)(3)	Automobile Allowance ($)
William Presley President and Chief Executive Officer	950,000	125	2,700,000	4,000,000	4,700,000	—
Jonathan Douyard Executive Vice President, Chief Financial Officer and Treasurer	600,000	80	1,300,000	1,100,000	2,000,000	12,000

(1) Paid in two equal installments. For Mr. Presley the first installment was paid in January 2025 and the second installment will be paid within 45 days of January 1, 2026; and for Mr. Douyard, the first installment was paid in March 2025 and the second installment will be paid within 45 days of July 1, 2025.

(2) Mr. Presley's equity grant value will be delivered in PSUs (target PSUs weighted at 70% of grant value) and RSUs (weighted at 30% of grant value). Mr. Douyard's equity grant value will be delivered in PSUs (target PSUs weighted at 60% of grant value) and RSUs (weighted at 40% of grant value).

(3) Vesting pro rata annually on each of the first three anniversaries of the grant date, which was February 24, 2025.

The foregoing make-whole bonuses and RSU grants are subject to specified termination and clawback terms, as set forth in their respective offer letters with the Company.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

Management Recommendations on Non-CEO Compensation Matters

In determining the compensation of executive officers other than the CEO, the Committee receives significant input and recommendations from the CEO and the Company's Chief Human Resources Officer ("CHRO"). These persons have the most involvement in, and knowledge of, the Company's business goals, strategies and performance, the overall effectiveness of the management team, each person's individual contribution to the Company's performance and appropriate alignment with additional human capital management considerations. No executive officer provides input or participates in the deliberation of the Committee with respect to such person's own compensation. Management also provides the Committee with information regarding the individual's experience, current performance, potential for advancement and other subjective factors. The Committee retains the discretion to modify the recommendations of management and reviews such recommendations for their reasonableness based on individual and Company performance, retention and incentive needs, internal pay equity, shareholder and strategic considerations, succession planning and market information.

The Committee works with management to set the agenda for Committee meetings and regularly invites the CEO and CHRO to attend such meetings. The Committee also meets regularly in executive session to discuss compensation issues generally outside the presence of management and to review the performance and determine the compensation of the CEO.

Continuing Use of Independent Third-Party Consultant

The Committee re-engaged Meridian as its independent compensation consultant for the 2024 NEO compensation program, including to: evaluate and assist in selecting an appropriate peer group; benchmark our executive compensation programs against the peer group and general market survey data; provide input on our executive compensation plan design and equity usage and allocation; assist with the Committee's compensation risk assessment; and provide information regarding general compensation market trends.

Use Of Peer and Survey Data To Ensure Reasonable Compensation

The Committee utilizes peer group and general market survey data to benchmark the Company's executive and non-employee director compensation (including for new hires or appointments), as well as for incentive plan design. The peer group companies are generally those determined to be comparable to Gentherm based on revenue (the primary variable since it is viewed as the leading predictor of executive pay), enterprise value and industry. The Committee added two companies to its peer group, Belden Inc. and Columbus McKinnon Corporation, for purposes of evaluating such matters for 2024 based on the advice of its compensation consultant that it is preferable to have a peer group of at least 15 companies. In approving such change, the Committee confirmed that such addition did not have a material impact on the median revenue and market capitalization of the full peer group. The Committee's peer group for 2024 matters consisted of the following companies.

Belden Inc. (BDC)	Columbus Mckinnon Corporation (CMCO)	CTS Corporation (CTS)
Dorman Products, Inc. (DORM)	Fabrinet (FN)	Fox Factory Holding Corp. (FOXF)
Gentex Corp. (GNTX)	Kimball Electronics, Inc. (KE)	LCI Industries (LCII)
Littelfuse, Inc. (LFUS)	Methode Electronics, Inc. (MEI)	Modine Manufacturing Company (MOD)
Standard Motor Products, Inc. (SMP)	Stoneridge, Inc. (SRI)	Visteon Corporation (VC)

ADDITIONAL COMPENSATION POLICIES

Stock Ownership Guidelines

Our Chief Executive Officer is required to own shares of our common stock having a value equal to 300% of base salary, and other executive officers and designated employees are required to own shares of our common stock have a value equal to 100% of base salary. Non-executive directors are required to own common stock having a value of at least five times the base annual cash retainer (excluding other additional cash retainers).

The guidelines require that all designated participants retain all shares that vest pursuant to equity awards granted by the Company until the ownership level above is met.

Shares included for compliance include shares held by such person individually, jointly or indirectly with such person's family members, or in a trust for the economic benefit of such person or family members, and the value of unvested restricted stock, RSUs and earned (but unvested) PSUs also are included for purposes of the compliance test.

The Committee is responsible for reviewing any non-compliance with the stock ownership requirements and has the discretion to enforce the requirements. Compliance with the stock ownership requirement is computed on or about May 31 each year and is based on the 30-trading day average closing price of our common stock on such date. As of May 31, 2024, no executive officer as of such date was below the ownership guideline.

Compensation Risk Assessment

The Committee oversees a risk assessment of the Company's compensation programs. In 2024, management and Meridian reviewed all Company-wide programs and policies, discussed the design features, assessed the levels of risk of such programs and presented key findings and observations to the Committee. The Committee concluded, based on the assessment, that our compensation programs and policies do not encourage excessive risk-taking behaviors that are reasonably likely to have a material adverse effect on the Company. The Committee believes that the Company's incentive compensation programs contain appropriate risk mitigation and governance features to align executives with long-term shareholder value creation, including implementation of a clawback policy, stock ownership guidelines and prohibitions on hedging and pledging.

Timing And Pricing of Equity Grants

In March 2025, the Committee adopted Equity Grant Guidelines to establish a reasonable and consistent process for the grant timing and pricing of equity awards in order to ensure the integrity and efficiency of the Company's equity award plans and programs, although the Committee retains authority to make grants outside of the guidelines if it determines it is in the best interest of the Company and the shareholders.

Timing

Under the guidelines, the Committee intends to grant annual equity awards to all participants in an open trading window, generally in mid-March following the issuance of the Company's annual earnings release and Annual Report on Form 10-K, provided that stock options or stock appreciation rights will only be granted during an open trading window.

For new hires and other one-time equity awards for existing or promoted executive officers, the Committee will approve a grant date to occur (a) in an open trading window if available within 60 days of the start date, retention program approval date or promotion date or (b) if the trading window is not expected to be open during such period, on or about the closing of the first business day of the month immediately following such date. For other participants receiving new hire or one-time equity awards, such equity awards will be granted on a date once per month around a common hire date that is pre-determined at the beginning of each calendar year.

In addition, the Committee will not grant equity awards to executive officers within the period starting four business days before the filing of a periodic report on Form 10-Q or 10-K or the filing or furnishing of a current report on Form 8-K that discloses material non-public information and ending one full business day after such filing.

Under the guidelines, the Committee confirms it (or its delegate, if any, for grants to non-executive officers) will not take into account material non-public information likely to materially impact the price of the Company's common stock when determining the timing and terms of equity award grants, and will not coordinate the timing of equity award grants with the release of material non-public information likely to materially impact the price of the Company's common stock.

Pricing

In accordance with the 2023 Equity Plan, the exercise or base price of stock option or stock appreciation rights ("SAR") awards will be at least 100% of the fair market value of our common stock on the grant date (which is not earlier than the date the Committee approves such award). The Committee is authorized to modify, extend or renew outstanding stock options or SARs or accept the cancellation or surrender of such awards. However, the 2023 Equity Plan prohibits direct repricings (lowering the exercise price of a stock option or the base price of a SAR) and indirect repricings (cancelling an outstanding stock option or SAR and granting a replacement or substitute stock option or SAR with a lower exercise or base price, or otherwise exchanging such awards for cash, stock options, SARs or other awards).

Prohibition On Hedging And Pledging

In addition to the restrictions set forth in SEC regulations, the Company's Securities Trading Policy prohibits our employees (including officers) or directors from hedging Company securities or engaging in transactions of Company securities for speculative purposes. The policy also prohibits pledging Company securities or holding Company securities in a margin account. See "Corporate Governance— Key Policies and Practices" for detailed information regarding our Securities Trading Policy.

Clawback Policy

PRIOR POLICY (EFFECTIVE THROUGH NOVEMBER 8, 2023). While the Company adopted a new Clawback Policy in 2023, the Company's prior Clawback Policy still applies to any compensation received by executives prior to October 2, 2023. Under the Company's prior Clawback Policy, in the event the Company is required to make an accounting restatement to correct an error under applicable securities laws that is material to its previously issued financial statements prior to October 2, 2023, and the Committee determines that any bonus, retention award, or incentive compensation has, based on the erroneous financial statements, been paid to any executive officer who knowingly or through gross negligence engaged in the activity that caused such restatement to be necessary, or who knowingly or through gross negligence failed to prevent such activity, the Committee has the discretion to take such action as it deems necessary to recover the compensation so paid, remedy the misconduct, and prevent its recurrence. The prior Clawback Policy gives the Committee authority to seek reimbursement of bonuses, retention awards, and other incentive compensation paid to an affected executive officer, cancellation of any equity awards granted to such officer, and reimbursement of any gains realized by such officer on the exercise of rights attributable to such awards. The amount recoverable in each case is limited to the extent to which such bonus, retention award, or amount of incentive compensation is calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement. The recovery period under the prior Clawback Policy is three full years preceding and including the date the Board concluded, or reasonably should have concluded based on evidence available to it, that the Company's financial statements contained a material error.

CURRENT POLICY (EFFECTIVE BEGINNING NOVEMBER 9, 2023). As required by the listing standards adopted by Nasdaq as a result of SEC rulemaking, the Board adopted a Policy for the Recovery of Erroneously Awarded Compensation. The policy provides that the Company must promptly recover specified incentive-based compensation that is received by our executive officers on or after October 2, 2023, regardless of fault or misconduct, upon specified accounting restatements of the Company's financial statement that resulted in such persons receiving an amount that exceeded the amount that would have been received if based on the restated financial statements. There are limited exceptions to the recovery requirement as set forth in the listing standards. Incentive-based compensation is defined as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. The subject compensation will be determined without regard to any net settlement of, or taxes paid or payable or withheld on, such compensation, but there will not be any duplicative recovery by the Company. As specified in the listing standards, the Company cannot indemnify, or pay or reimburse for insurance for, an executive officer for recoveries under this policy.

The recovery period under the policy is three full years preceding the date the Board or a Board Committee concludes, or reasonably should have concluded, that an accounting restatement is required. If applicable, the Company will provide the current or former executive officer with a written demand for repayment or return and the method thereof. If such repayment or return is not made when due, the policy provides that the Company will take all reasonable and appropriate actions to recover such erroneously awarded compensation from such person.

Deductibility Of Executive Compensation

Section 162(m) of the Code provides that annual compensation in excess of $1 million paid to a "covered employee" (which generally includes the chief executive officer, chief financial officer and certain other current or former NEOs) is not deductible by the Company for federal income tax purposes. To maintain flexibility in compensating the Company's executive officers to meet a variety of objectives, the Committee reserves the right to compensate Company executives in amounts deemed appropriate and competitive, regardless of whether such compensation is deductible for federal income tax purposes. Section 162(m) of the Code is expected to prevent the Company from deducting a portion of the compensation paid to our NEOs in 2025.

Nonqualified Deferred Compensation

Section 409A of the Code provides that amounts deferred under non-qualified deferred compensation arrangements will be included in an employee's income when paid, as well as be subject to additional taxes, penalties and interest, unless certain requirements under Section 409A are complied with. The Company believes that its compensation arrangements satisfy, or are exempt from, the requirements of Section 409A.

Change In Control Payments

If a company makes "parachute payments," Section 280G of the Code prohibits the company from deducting the portion of the parachute payments constituting "excess parachute payments" and Section 4999 of the Code imposes on the payee a 20% excise tax on the excess parachute payments. For this purpose, parachute payments generally are defined as payments to specified persons that are contingent upon a change in control in an amount equal to or greater than three times the person's base amount (i.e., the five-year average Form W-2 compensation). The excess parachute payments, which are non-deductible and subject to a 20% excise tax, equal the portion of the parachute payments that exceed one times the payee's base amount. If a covered employee receives excess parachute payments in any year, the $1 million deduction limitation applicable to the covered employee for such year under Section 162(m) of the Code is reduced (but not below zero) by the amount of the excess parachute payments.

The employment contracts with our NEOs and the Company's equity incentive plans may entitle participants to receive payments in connection with a change in control that may result in excess parachute payments. The Company is not obligated to pay any tax gross ups with respect to the excise tax imposed on any person who receives excess parachute payments.

COMPENSATION AND TALENT COMMITTEE REPORT

The Compensation and Talent Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") in this proxy statement with management, including Messrs. Presley and Douyard. Based on such review and discussion, the Compensation and Talent Committee recommended to the Board that the CD&A be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and the proxy statement for the 2025 annual meeting.

The Compensation and Talent Committee

John Stacey, Chair

Charles Kummeth

Betsy Meter

The foregoing report is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

NAMED EXECUTIVE OFFICER COMPENSATION TABLES

SUMMARY COMPENSATION TABLE FOR 2024, 2023 AND 2022

The table below summarizes the total compensation paid to or earned by the NEOs in 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Phillip M. Eyler[5] Former President and Chief Executive Officer, and Interim Chief Financial Officer	**2024**	1,007,412	—	4,938,265	—	370,762	6,316,439
	2023	959,500	—	4,694,643	1,566,951	351,397	7,572,491
	2022	911,250	—	3,499,553	786,250	205,733	5,408,566
Matteo Anversa[5] Former Executive Vice President of Finance, Chief Financial Officer and Treasurer	**2024**	412,652	—	1,842,052	—	25,573	2,280,277
	2023	592,940	—	1,451,862	619,908	36,839	2,701,549
	2022	555,511	300,000	693,348	306,335	37,025	1,892,219
Thomas Stocker[6] Senior Vice President and General Manager, Europe Automotive	**2024**	496,117	—	975,165	405,706	29,298	1,906,286
	2023	492,941	—	726,034	451,865	30,639	1,701,479
	2022	467,178	—	520,002	210,620	36,827	1,234,864
Jaymi Wilson Senior Vice President and General Manager, Europe Automotive, Global Sales and Marketing	**2024**	460,212	—	975,165	378,392	31,152	1,844,921
Barbara J. Runyon Senior Vice President, Chief Human Resources Officer	**2024**	462,951	100,000	866,887	324,508	32,118	1,786,464
	2023	426,263	—	622,308	348,157	24,477	1,421,205
	2022	427,035	150,000	433,484	193,184	25,800	1,229,503
Hui (Helen) Xu[5][7] Former Senior Vice President and General Manager, Asia Automotive	**2024**	488,955	—	975,165	—	1,945,486	3,409,606
	2023	470,150	—	726,034	428,999	633,967	2,259,149
	2022	442,442	—	520,002	204,036	498,043	1,664,523

(1) Amount in 2024 reflects a one-time, discretionary cash bonus, including for significant efforts undertaken regarding the executive transitions in 2024.

(2) Amounts reported reflect the aggregate grant date fair value of RSUs and PSUs granted to the NEOs under the 2023 Equity Plan. For Mr. Eyler, 30% of the grant value of the awards are time-vested RSUs and 70% of the grant value are target PSUs. For all other NEOs, 40% of the grant value of the awards are time-vested RSUs and 60% of the grant value are target PSUs. For 2024, target PSUs are earned based on achievement of Relative Revenue Growth (25% of target PSU grant value), and based on achievement of Adjusted EBITDA Margin (75% of target PSU grant value).

Under FASB ASC Topic 718, the provisions of the PSUs that vest upon the achievement of Relative Revenue Growth and Adjusted EBITDA Margin are considered a market condition because of the Relative TSR modifier, and therefore the effect of that market condition is reflected in the grant date fair value for this portion of award. A third party was engaged to complete a Monte Carlo simulation to account for the market condition. That simulation takes into account the beginning stock price of our common stock, the expected volatilities for the TSR comparator group, the expected volatilities for the Company's stock price, correlation coefficients, the expected risk-free rate of return and the expected dividend yield of the Company and the comparator group. The single grant-date fair value computed by this valuation method is recognized by the Company in accounting for the awards regardless of the actual future outcome of the Relative TSR feature. Therefore, there is no separate maximum grant-date fair value reported with respect to the Relative Revenue Growth PSUs and Adjusted EBITDA Margin PSUs.

The grant date fair value of the RSUs are calculated as the closing price of our common stock as quoted on Nasdaq on the grant date multiplied by the number of shares subject to the award.

(3) Amounts reported for each year reflect non-equity incentive compensation earned in that year, although paid in the subsequent year. Bonuses under the 2024 Senior Level Bonus Plan were paid in March 2025. Mr. Eyler, Mr. Anversa and Ms. Xu did not earn a bonus for 2024 due to their termination of employment. All amounts reported for 2024, 2023 and 2022 represent payments under the Senior Level Bonus Plan for such year.

(4) The table below details the amounts reported as all other compensation for 2024.
In connection with her international assignment in China, Ms. Xu's automobile amount below also includes the services of a driver, and the amounts reported as temporary relocation benefits include tax preparation services and reimbursement for education and housing expenses. Ms. Xu also received temporary relocation benefits, in alignment with her assignment contract, of $178,809, which includes tax preparation services and reimbursement for education and housing expenses, and total tax benefits (in accordance with Gentherm's tax equalization policy) of $1,681,577, which includes $1,585,059 in foreign tax obligations and $96,517 in tax equalization payments to Ms. Xu related to her international assignment.

Name	Deferred Compensation Plan ($)	Retirement and HSA Matching ($)	Automobile Lease or Allowance ($)	Mobile Phone Allowance ($)
Phillip M. Eyler	332,362	13,800	24,000	600
Matteo Anversa	2,706	14,467	8,000	400
Thomas Stocker	—	15,067	13,007	1,224
Jaymi Wilson	4,752	13,800	12,000	600
Barbara J. Runyon	4,718	14,800	12,000	600
Hui (Helen) Xu	5,758	13,800	64,942	600

(5) Mr. Anversa and Ms. Xu departed the Company in September 2024 and December 2024, respectively; as a result, their salaries were prorated for the partial year and they did not earn a bonus. Mr. Eyler departed the Company in December 2024 and did not earn a bonus.

(6) All cash payments reported for Mr. Stocker were paid in Euros and were converted to US Dollars for purposes of this table. In 2024, 2023 and 2022, we used the average exchange rate of EUR 1 = 1.05 USD, EUR 1 = 1.09 USD and EUR 1 = 1.09 USD, respectively.

(7) Reflects a revised "Total" amount for Ms. Xu for 2022, which was 1,664,523 but was inadvertently disclosed as 1,644,523 in Summary Compensation Table of our previously filed Definitive Proxy Statement on Schedule 14A.

Narrative Discussion of Summary Compensation Table

Terminations in 2024 and Severance

In connection with his departure, Mr. Eyler entered into a Separation and Consulting Agreement that confirmed specified severance benefits from his employment agreement. In connection with her departure, Ms. Xu was eligible to receive the severance benefits specified for a termination without Cause in accordance with the Severance Plan. Notwithstanding such severance benefits, the Summary Compensation Table does not reflect any such amounts under SEC rules because such benefits were contingent on compliance with specified conditions as of December 31, 2024.

Mr. Anversa did not receive severance and related benefits in connection with his resignation in September 2024.

Employment Contracts

We typically enter into employment contracts with our NEOs that summarize basic terms of their employment, including their initial base salaries, sign-on bonus, if any, benefits and participation in the Senior Level Bonus Plan and long-term incentive program. The employment contracts do not provide for a fixed duration, and our NEOs are at-will employees of the Company.

In 2021, we implemented the Severance Plan for U.S.-based employees, and we amended the employment contracts with our NEOs then employed (other than Mr. Eyler) to address severance and change in control termination benefits. The Company did not amend its terms of employment with Mr. Eyler since his employment contract includes severance benefits and enhanced severance benefits upon termination following a change in control (i.e., a double trigger). See "Named Executive Officer Compensation Tables – Potential Payments Upon Termination or Change in Control" for information regarding the potential payments and benefits payable to our NEOs following a termination of employment under their employment agreements, including as a result of such amendments.

NEO	Employment Agreement or Offer Letter
Mr. Eyler	• On September 18, 2017, the Company and Mr. Eyler entered into a written agreement concerning Mr. Eyler's employment (the "Eyler Contract"). • The Eyler Contract provides for an initial annual base salary of $750,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 100% of annual base salary, and other ancillary benefits, such as paid vacation, use of a Company-leased automobile and health and welfare benefits, generally consistent with those provided to other Company executive officers.
Mr. Anversa	• On October 22, 2018, the Company and Mr. Anversa entered into a written agreement concerning Mr. Anversa's employment (the "Anversa Contract"). • The Anversa Contract provides for an initial annual base salary of $500,000, subject to periodic review and increase, eligibility for bonus compensation, with a target bonus of 60% of annual base salary, and other ancillary benefits, such as paid vacation, use of a Company-leased automobile and health and welfare benefits, generally consistent with those provided to other Company executive officers. • The Company reimbursed Mr. Anversa for the costs of relocating his principal residence to the Northville, Michigan area in accordance with the Company's policy applicable to other Company executive officers. Under the terms of the Anversa Contract, Mr. Anversa received a make-whole bonus of $550,000.
Mr. Stocker	• On July 5, 2019, Gentherm GmbH and Mr. Stocker entered into a written agreement concerning Mr. Stocker's employment (the "Stocker Contract"). • The Stocker Contract provides for an initial annual base salary of €400,000 (approximately $436,000, based on the 2022 average Euro to U.S. Dollar exchange rate of 1.09 in 2022), eligibility for bonus compensation, with a target bonus of 50% of annual base salary and other ancillary benefits, such as paid vacation and use of a Company-owned automobile, generally consistent with those provided to other Company executive officers.
Ms. Wilson	• On November 11, 2013, the Company extended a letter of employment to Ms. Wilson. In connection with her promotion to a vice president role on July 11, 2018 and again in connection with her promotion to an executive officer role on September 14, 2021, the Company extended amendments to such letter of employment (collectively, the "Wilson offer letter"). • The Wilson offer letter, at the time of her promotion to an executive officer role, provided an initial annual base salary of $350,000, eligibility for bonus compensation, with a target bonus of 50% of annual base salary, eligibility for equity compensation at the discretion of the Board, generally on the same terms and conditions as other executive officers, other ancillary benefits, including benefits under the Company's welfare benefit programs, paid vacation, use of a Company-owned automobile, generally consistent with those provided to other Company executive officers. • Ms. Wilson also received a promotional equity grant of RSUs in the amount of $100,000, which vest equally over the first three year of Ms. Wilson's employment without performance conditions.
Ms. Runyon	• On June 18, 2018, the Company extended a letter of employment to Ms. Runyon (the "Runyon offer letter"). • The Runyon offer letter provided an initial annual base salary of $370,000, eligibility for bonus compensation, with a target bonus of 50% of annual base salary, eligibility for equity compensation at the discretion of the Board, generally on the same terms and conditions as other executive officers, other ancillary benefits, including benefits under the Company's welfare benefit programs, paid vacation, use of a Company-owned automobile, generally consistent with those provided to other Company executive officers. • Ms. Runyon also received a signing and retention bonus of $250,000 and an initial equity compensation grant of RSUs in the amount of $400,000, 60% of which vest based on company financial measures over the first three years of Ms. Runyon's employment and 40% of which vest equally over the first three year of Ms. Runyon's employment without performance conditions.

Ms. Xu

- On August 6, 2019, the Company extended a letter of employment to Ms. Xu (the "Xu offer letter").

- The Xu offer letter provided an initial base salary of $385,000, eligibility for bonus compensation, with a target bonus of 50% of annual base salary, eligibility for equity compensation at the discretion of the Board, generally on the same terms and conditions as other executive officers, other ancillary benefits, including benefits under the Company's welfare benefit programs generally as provided to other executive officers.

- In June 2023, Ms. Xu received an updated assignment contract to more clearly outline the expatriate benefits she receives while on assignment in Shanghai. Pursuant to her updated assignment contract, Ms. Xu receives additional benefits during the term of her international assignment, including tax services support and tax equalization, home leave, and full reimbursement of education and housing expenses.

GRANTS OF PLAN-BASED AWARDS IN 2024

The following table provides information about equity and non-equity awards granted to the NEOs in 2024. All equity awards were made under the Gentherm Incorporated 2023 Equity Incentive Plan ("2023 Equity Plan").

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Phillip M. Eyler	—	(1)	25,489	1,274,438	2,548,876	—	—	—	—	—
	3/15/2024(2)	3/15/2024	—	—	—	7,392	14,783	29,566	—	897,032
	3/15/2024(3)	3/15/2024	—	—	—	22,175	44,350	88,700	—	2,691,158
	3/15/2024(4)	3/15/2024	—	—	—	—	—	—	25,344	1,350,075
Matteo Anversa	—	(1)	10,084	504,186	1,008,372	—	—	—	—	—
	3/15/2024(2)	3/15/2024	—	—	—	2,394	4,787	9,574	—	290,475
	3/15/2024(3)	3/15/2024	—	—	—	7,181	14,361	28,722	—	871,425
	3/15/2024(4)	3/15/2024	—	—	—	—	—	—	12,768	680,151
Thomas Stocker	—	(1)	7,013	350,654	701,308	—	—	—	—	—
	3/15/2024(2)	3/15/2024	—	—	—	1,267	2,534	5,068	—	153,763
	3/15/2024(3)	3/15/2024	—	—	—	3,802	7,603	15,206	—	461,350
	3/15/2024(4)	3/15/2024	—	—	—	—	—	—	6,759	360,052
Jaymi Wilson	—	(1)	6,541	327,046	654,092	—	—	—	—	—
	3/15/2024(2)	3/15/2024	—	—	—	1,267	2,534	5,068	—	153,763
	3/15/2024(3)	3/15/2024	—	—	—	3,802	7,603	15,206	—	461,350
	3/15/2024(4)	3/15/2024	—	—	—	—	—	—	6,759	360,052
Barbara J. Runyon	—	(1)	5,609	280,473	560,946	—	—	—	—	—
	3/15/2024(2)	3/15/2024	—	—	—	1,127	2,253	4,506	—	136,712
	3/15/2024(3)	3/15/2024	—	—	—	3,379	6,758	13,516	—	410,075
	3/15/2024(4)	3/15/2024	—	—	—	—	—	—	6,009	320,099
Hui (Helen) Xu	—	(1)	6,912	345,592	691,184	—	—	—	—	—
	3/15/2024(2)	3/15/2024	—	—	—	1,267	2,534	5,068	—	153,763
	3/15/2024(3)	3/15/2024	—	—	—	3,802	7,603	15,206	—	461,350
	3/15/2024(4)	3/15/2024	—	—	—	—	—	—	6,759	360,052

(1) Represents possible payouts under the Company's 2023 Senior Level Bonus Plan. Threshold performance reflects earned performance at the threshold level solely for the Increase in Renewable Energy Share, which equals 2% of the target bonus. Actual bonuses earned for 2024 are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2024.

(2) PSUs that are earned and vest based on Relative Revenue Growth metric.

(3) PSUs that are earned and vest based on Adjusted EBITDA Margin performance metric.

(4) Time-vested RSUs.

(5)   Under FASB ASC Topic 718, the PSUs that vest based on Relative Revenue Growth and Adjusted EBITDA Margin are considered a market condition because of the Relative TSR modifier, and therefore, the effect of that market condition is reflected in the grant date fair value for these PSUs. The PSUs granted on March 15, 2024 had a grant-date fair value of $60.68 per target share, as computed under FASB ASC Topic 718 using a Monte Carlo simulation. The RSUs granted on March 15, 2024 that are time-vested have a grant-date fair value of $53.27 per share, which was the closing price of our common stock as quoted on NASDAQ on the grant date.

Narrative Discussion Of Grants Of Plan-Based Awards In 2024

2024 Awards

PSUs – Adjusted EBITDA Margin. 75% of the grant value of target PSUs awarded to the NEOs in 2024 will be earned and vest based upon annual and three-year growth of Adjusted EBITDA Margin, provided such person's employment continues on such earning and vesting date. The Adjusted EBITDA Margin PSUs are earned from 50% to 200% of target based on actual performance.

PSUs – Relative Revenue Growth. 25% of the grant value of target PSUs awarded to the NEOs in 2024 will be earned and vest based upon achievement of a targeted three-year average of the annual year-over-year relative automotive product revenue growth, adjusted for foreign currency translation, compared to the S&P Global light vehicle production in the Company's relevant markets, which include North America, Europe, China, Japan and Korea.

PSUs – Relative TSR Modifier. The total amount of PSUs awarded may be modified based on the Company's Relative TSR performance against the Company's TSR peer group. If Relative TSR performance is below the 25th percentile, the total amount of PSUs awarded will be downward modified by 25%. If the Relative TSR performance is at or above the 75th percentile, the total amount of PSUs awarded will be upward modified by 25%. There is no modification if Relative TSR performance is between the 25th and 75th percentiles.

Time-Vested RSUs. The time-vested RSUs awarded to the NEOs in 2024 vest in three equal installments on the first through third anniversaries of the grant date, provided such person's employment continues on the applicable vesting date. Each time-vested RSU represents the right to receive one share of the Company's common stock upon vesting.

2023 Equity Incentive Plan

In May 2023, our shareholders approved the adoption of the Gentherm Incorporated 2023 Equity Plan. The 2023 Equity Plan allows the Company to continue to offer equity awards to employees (including officers and directors who are also employees), non-employee directors, consultants and advisors of the Company and its subsidiaries (each a "Participant" and collectively the "Participants") in the best interests of the Company and its shareholders. Equity awards are an important component of our compensation programs and allow us to recruit and retain Participants in a competitive market. The Share Limit (defined below) was aligned with our peer group and broad market practices and allows us to make awards for the next few years.

Design Features. The term of the plan is ten years from shareholder approval, or May 23, 2033.

Award Types	Stock options (including nonqualified stock options and incentive stock options), stock appreciation rights, restricted stock, restricted stock units, performance stock units, performance units, and other awards based on or related to shares of common stock (each an "Award" and collectively the "Awards").
Available Shares	The number of shares of common stock that may be issued pursuant to Awards under the 2023 Equity Plan is (i) 3,730,000 shares of common stock, plus (ii) shares of common stock subject to outstanding Awards under the 2013 Equity Plan (as of the effective date of the 2023 Equity Plan) that, after such effective date, are forfeited, surrendered, terminated (other than by exercise), cancelled, lapsed or reacquired by the Company prior to vesting, without the delivery of any shares of common stock, and otherwise comply with the recycling provisions of the 2013 Equity Plan and 2023 Equity Plan (the "Share Limit").
Share Counting	Awards of stock options and stock appreciation rights count against the Share Limit as 1.00 share of common stock for each share of common stock covered by such Awards and all other Awards payable in shares of common stock will count against the Share Limit as 1.85 shares of common stock for each share of common stock covered by such Awards.
No Dividends Or Dividend Equivalents	No dividend or dividend equivalent payments are paid on any unvested Awards, stock options or SARs. Generally, restricted stock, RSUs and PSUs only will receive dividends or dividend equivalent payments upon vesting of the Awards. Stock options and SARs are not eligible to receive dividends or dividend equivalents.
Minimum Vesting	New Awards have a minimum vesting period of one year from the grant date, with an exception for shares representing 5% of the Share Limit and substitute awards from an acquisition.
No Liberal Share Recycling	The following shares will not be added back to the Share Limit: (i) shares that are delivered to or withheld by the Company to pay the exercise price or strike price of stock options or SARs, respectively, or used to cover withholding taxes for any Award; (ii) shares repurchased on the open market with the proceeds of a stock option exercise; and (iii) shares not issued upon the net settlement or net exercise of stock options or SARs.
No Evergreen Increase Of The Share Limit	The 2023 Equity Plan does not include an automatic share replenishment feature, and therefore the Company will continue to seek shareholder approval for future increases in the Share Limit.
Shareholder Approval For Repricing	The 2023 Equity Plan prohibits repricing or exchange of underwater stock options without shareholder approval.
No Discounted Stock Options Or SARs	The 2023 Equity Plan prohibits granting stock options or SARs with an exercise price or strike price, respectively, less than the fair market value of our common stock on the grant date.
Certain Awards Subject To Clawback Policy	Any Awards granted under the 2023 Equity Plan are subject to the Company's clawback policy, which is applicable to our executive officers and overseen by the Compensation and Talent Committee.
No Transferability Of Awards Generally	Awards generally cannot be transferred except by will or the laws of descent and distribution, subject to limited approvals that may be approved by the Compensation and Talent Committee; provided, unless approved by shareholders, no Award can be transferred for value and no stock option or SAR can be transferred to a third-party financial institution.
No Liberal Change In Control Definition	The definition of Change in Control in the 2023 Equity Plan does not include events where an actual change in control of the Company may not occur (e.g., commencement or announcement of a tender offer or shareholder approval of a merger).

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2024

The following table presents information on the unvested stock awards held by the specified NEOs as of December 31, 2024; such persons did not have any outstanding stock options as of such date. None of Mr. Eyler, Mr. Anversa, or Ms. Xu had any unvested equity awards on December 31, 2024.

Mr. Eyler departed the Company as of December 31, 2024. In accordance with his employment agreement, all outstanding equity awards that were scheduled to vest within 12 months of December 31, 2024, vested upon such date, and all other equity awards were forfeited. The PSUs that vested on December 31, 2024, remained subject to the Compensation and Talent Committee's determination of earned PSUs in March 2025.

Mr. Anversa and Ms. Xu departed the Company as of September 1, 2024 and December 13, 2024, respectively. In accordance with their employment agreements and the 2023 Equity Plan (and related awards agreements), all outstanding equity awards were forfeited as of such dates, respectively.

Name	Grant Date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
			Stock Awards		
Thomas Stocker	3/11/2022	953	38,044	1,458	58,193
	3/14/2023	2,726	108,822	7,356	293,652
	3/15/2024	6,759	269,819	10,137	404,669
Jaymi Wilson	3/11/2022	795	31,736	1,215	48,489
	3/14/2023	2,726	108,822	7,356	293,652
	3/15/2024	6,759	269,819	10,137	404,669
Barbara J. Runyon	3/11/2022	795	31,736	1,215	48,489
	3/14/2023	2,333	93,253	6,306	251,736
	3/15/2024	6,009	239,879	9,011	359,719

(1) RSUs granted to the NEOs in 2022, 2023 and 2024 vest ratably over three years, with one third vesting on each anniversary of the grant date, in each case provided such person's employment is continuing on such applicable vesting date.

(2) Based on the closing price of our common stock as quoted on Nasdaq on December 31, 2024, which was $39.92.

(3) Represents outstanding Relative TSR, ROIC, Adjusted EBITDA, Adjusted EBITDA Margin and Relative Revenue Growth PSUs with performance conditions that have not yet been satisfied. The number of PSUs has been calculated for purposes of this table based on the assumption that (i) 0% performance, 85% performance and 0% performance will be achieved for the 2022 Relative TSR, ROIC and Adjusted EBITDA PSUs, respectively, (ii) Target performance, Maximum performance, Target performance and Target performance will be achieved for the 2023 Relative TSR, ROIC, Adjusted EBITDA and Relative Revenue Growth PSUs, respectively, and (iii) Target performance and Target performance will be achieved for the 2024 Adjusted EBITDA Margin and Relative Revenue Growth PSUs, respectively (assuming no rTSR modifier). The number of shares reported for PSU grants in 2022 are based on actual performance for the applicable performance period. In the first quarter of 2025, the Committee determined that (i) 85.0% of the ROIC PSUs granted in 2022 were earned based on actual ROIC performance of 12.8%, which was between threshold and target; (ii) 0% of the Adjusted EBITDA PSUs granted in 2022 were earned based on actual performance of $493 million, which was below threshold; and (iii) 0% of the Relative TSR PSUs granted in March 2022 were earned based on Relative TSR performance at the 21st percentile of the applicable Relative TSR peer group during the three-year performance period, which was 20th out of 25 companies. For additional information on the actual performance and payout of the award, please see the "Compensation Discussion and Analysis" section.

OPTION EXERCISES AND STOCK VESTED IN 2024

The following table provides information on the value realized by the NEOs on the vesting of stock awards in 2024. The number of shares acquired and the value realized for each award excludes the payment of any fees, commissions or taxes.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of shares acquired on vesting (#)	Value realized on vesting ($)(2)
Phillip M. Eyler	134,684	6,771,182	42,544	2,046,958
Matteo Anversa	—	—	6,139	340,804
Thomas Stocker	—	—	4,102	227,832
Jaymi Wilson	—	—	3,632	196,091
Barbara J. Runyon	—	—	3,392	188,389
Hui (Helen) Xu	—	—	3,745	207,989

(1) Based on the number of stock options exercised multiplied by the difference between (A) the purchase price received upon sale of the underlying shares and (B) the exercise price.

(2) Based on the number of RSUs and PSUs vested multiplied by the closing price of our common stock as quoted on Nasdaq on the date of vesting.

NONQUALIFIED DEFINED CONTRIBUTION AND OTHER NONQUALIFIED DEFERRED COMPENSATION PLANS FOR 2024

The following table provides information on the contributions, earnings, and withdrawals/distributions under the Deferred Compensation Plan. Mr. Stocker does not participate in such plan. See "Compensation Discussion and Analysis—Deferred Compensation Plan."

Name	Executive Contributions in 2024 ($)	Registrant Contributions in 2024 ($)(1)	Aggregate Earnings in 2024 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2024 ($)(2)
Phillip M. Eyler	41,915	316,940	207,951	—	1,828,697
Matteo Anversa	65,649	10,809	31,051	—	295,481
Jaymi Wilson	130,254	4,944	18,471	—	237,762
Barbara Runyon	174,079	4,779	16,790	—	304,890
Hui (Helen) Xu	650,445	5,779	157,771	—	1,477,513

(1) Represents Company contributions for the benefit of each NEO to the Deferred Compensation Plan reflecting amounts each NEO would have been able to receive as matching contributions under the 401(k) Plan but for certain salary reduction and related limitations of the Code. For Mr. Eyler, the amount reported also includes $305,865 of Company contributions for the benefit of Mr. Eyler to the Deferred Compensation Plan pursuant to the Eyler DC Agreement for 2024 performance and credited to Mr. Eyler's account in 2025.

(2) The reported amounts do not take into account the amounts in the "Registrant Contributions in 2024" column in the table above that were accrued during 2024 but were credited to each participant's account in 2025, but does include the following Company contributions included in the Summary Compensation Table for 2022 and 2023, respectively: $163,550 and $316,940 for Mr. Eyler.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL AT DECEMBER 31, 2024

Employment Contracts – Stocker, Wilson and Runyon

We have employment contracts with each of our NEOs that were in effect as of December 31, 2024 and provide for potential payments upon a termination or change in control and, in some cases, acceleration of vesting and extended exercisability of equity awards upon specified events.

For each person, receipt of severance is conditioned upon execution of a general release of claims, which becomes irrevocable, for the benefit of the Company and are subject to continued compliance with non-competition and non-solicitation requirements for 12 months after the termination of employment.

Name and Principal Position	Termination without "cause" or by person for "good reason"				Termination without "cause" or by person for "good reason" from signing agreement to 12 months following change in control			
	Lump-sum Cash Payments	Health & Welfare Benefits	Outplacement Services ($)	Acceleration of Unvested Equity	Lump-sum Cash Payments	Health & Welfare Benefits	Outplacement Services ($)	Acceleration of Unvested Equity
Thomas Stocker	Pro-rata current bonus at actual[1]	—	—	—	24 months of salary + 2 years of target bonus	—	—	—
Jaymi Wilson	1 year of salary + pro-rata current bonus at target	1 year	—	—	24 months of salary + 2 years of target bonus	18 months	—	—
Barbara J. Runyon	1 year of salary + pro-rata current bonus at target	1 year	—	—	24 months of salary + 2 years of target bonus	18 months	—	—

(1) Mr. Stocker's employment contact (governed by German law) provides that he is entitled to a prorated bonus in the year of termination and provides for a six-month notification period for a termination of employment. Upon any such termination, he will receive severance in accordance with German law, which is negotiated at the time of termination and is dependent on the specific facts and circumstances at the time of departure.

2024 Senior Level Bonus Plan

Under the terms of the 2024 Senior Level Bonus Plan, NEOs are eligible for the following bonus payments upon a termination for the following events:

Death	Disability (more than 30 days)	Voluntary (no qualified retirement)	Voluntary (qualified retirement)	Cause	Without Cause
Pro rata	Pro rata - for quarters working more than 60 days	None	Committee has discretion to pay either none or pro rata	None	Committee has discretion to pay either none or pro rata

If there is a "change in control" and an NEO is terminated within six months of such change in control for any reason other than for intentional acts of material misconduct or omission in carrying out the duties and responsibilities of such person's position, a bonus will be paid equal to the target bonus percentage for the performance period in which the change in control occurred multiplied by the greater of the annual base salary in effect on the date of employment termination or the date of the change in control.

Equity Compensation Plans and Award Agreements

Outstanding awards of restricted stock, PSUs, RSUs and stock options as of December 31, 2024 were granted under the 2013 Equity Plan and 2023 Equity Plan and the related award agreements, which provide for specified treatment upon a termination for the following events:

2023 Equity Plan

ANY TERMINATION EXCEPT DEATH (unvested equity)	Forfeited (except per employment agreement or offer letter)

If the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" (each as defined in the award agreement) within 12 months of the change in control, the outstanding RSUs will vest as of the termination date. In the event of a "change in control" of the Company (as defined in the 2023 Equity Plan), the number of PSUs that will vest will be calculated based on actual performance through the change in control for PSUs subject to a stock price or total shareholder return performance measure, and will be calculated at target for PSUs subject to any other performance measure. Such PSUs will vest on the earlier of (i) the anniversary of the grant date and (ii) the termination date if the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" within three months prior to or any time after the change in control.

If the NEO's employment is terminated due to death or disability prior to the normal vesting date, the unvested RSUs and target PSUs will become vested as of the date of termination of employment.

Notwithstanding the foregoing, the Compensation and Talent Committee retains discretionary authority to accelerate the vesting of outstanding equity awards, in whole or in part, as of or prior to any cancellation or forfeiture.

2013 Equity Plan

Any Termination Except Death (unvested equity)	Termination Other Than "For Cause" (vested stock options)	Termination "For Cause" (vested stock options)
Forfeited (except per employment agreement or offer letter)	Exercisable for 90 days after termination (or shorter period for expiration date)	Forfeited

If the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason" (each as defined in the award agreement) within 12 months of the change in control, the outstanding RSUs will vest as of the termination date. In the event of a "change in control" of the Company (as defined in the 2013 Equity Plan), the number of PSUs that will vest will be calculated based on actual performance through the change in control for PSUs based on Relative TSR and will be calculated at target for PSUs based on ROIC or Adjusted EBITDA. Such PSUs will vest on the earlier of (i) the normal vesting date or (ii) the termination date if the NEO's employment is terminated by the Company without "cause" or by the NEO for "good reason".

If the NEO's employment is terminated due to death or disability prior to the normal vesting date, the unvested RSUs and target PSUs will become vested as of the date of termination of employment.

Notwithstanding the foregoing, the Compensation and Talent Committee retains discretionary authority to accelerate the vesting of outstanding equity awards, in whole or in part, (A) if a termination is due to a participant's death, permanent disability or retirement, is by the Company or a subsidiary of the Company without cause, or is by agreement of the parties; or (B) upon or in anticipation of a change in control.

Change Of Control/Severance Payment Table – Stocker, Wilson and Runyon

The following table estimates the potential payments and benefits from the Company or its successor (or, in the case of Mr. Stocker, Gentherm GmbH) to the NEOs upon termination of employment or a change of control, assuming such event occurred on December 31, 2024. These estimates do not reflect the actual amounts that the Company would pay to such persons, which would be calculable only at the time that they become eligible for payment and would be payable only if the specified event occurs.

ITEMS NOT REFLECTED IN TABLE. The table below does not include (1) accrued salary, accrued bonus and paid time off and (2) amounts outstanding under the Company's 401(k) Plan.

Other Notes Applicable to Table

01

The value of the acceleration of PSUs and RSUs is calculated as the closing price of our common stock on Nasdaq on December 31, 2024 ($39.92) multiplied by the number of unvested shares of common stock underlying such awards at December 31, 2024.

02

The value of the acceleration of stock options is calculated as (A) the difference between (i) the closing price of our common stock on Nasdaq on December 31, 2024 ($39.92) and (ii) the exercise or base price of the stock options (B) multiplied by the number of unvested shares of common stock underlying such awards at December 31, 2024 (with negative amounts treated as having zero value).

03

Under the 2023 Senior Level Bonus Plan, the Compensation and Talent Committee has discretion to pay pro rata bonuses in certain circumstances. Under the 2013 Equity Plan and the 2023 Equity Plan, the Compensation and Talent Committee has the authority to accelerate in full the vesting of the unvested portion of outstanding equity awards held by the NEOs.

The table assumes the Compensation and Talent Committee does not utilize such discretion.

Executive	Payments Upon Termination	Termination without Cause or for Good Reason ($)	Change in Control Plus Termination Without Cause or For Good Reason ($)
Thomas Stocker[4]	Severance amount	350,654 [1]	1,703,176 [2]
	Equity incentives (vesting accelerated)	—	1,173,199 [4]
	Total	350,654	2,876,375
Jaymi Wilson	Severance amount	1,121,299[1]	1,588,507 [2]
	Equity incentives (vesting accelerated)	—	1,157,187 [3]
	Total	1,121,299	2,745,694
Barbara J. Runyon	Severance amount	1,048,897 [1]	1,526,599 [2]
	Equity incentives (vesting accelerated)	—	1,024,812 [3]
	Total	1,048,897	2,551,412

(1) Represents cash severance benefits per the employment contracts.

(2) Represents enhanced cash severance in the event of a termination in the first 12 months following a change in control per the employment contracts.

(3) Reflects accelerated vesting of RSUS and PSUs in the event of a termination in the first 12 months following a change in control under the award agreements, with the number of PSUs based on actual performance through the change in control for PSUs subject to a stock price or total shareholder return performance measure and at target for PSUs subject to any other performance measure.

(4) Amounts reported in this table for Mr. Stocker were converted from Euros to US Dollars using the 2024 average exchange rate of EUR 1 = 1.05 USD.

Actual Severance Benefits for Termination Events in 2024 – Eyler, Anversa and Xu

Mr. Eyler. In connection with his involuntary separation, not for cause, effective December 31, 2024, Mr. Eyler entered into a Separation and Consulting Agreement that confirmed specified severance benefits from his employment agreement. His severance benefits were contingent on compliance with non-competition and non-solicitation restrictive covenants through June 30, 2026, as well as non-disparagement restrictive covenant and applicable clawback policies.

His separation benefits in cash include: (1) a lump sum of $2,295,000, representing one year base salary and one year of target bonus, payable within 60 days of the separation date (which was paid on January 30, 2025), (2) his earned cash bonus for 2024 based on actual performance of the Company (with a minimum of target payout), which amount was $1,474,524 (which was paid on March 14, 2025, concurrently with other executive officers of the Company), (3) outplacement services for one year up to $50,000 (which services must commence by June 30, 2026), and (4) COBRA continuation coverage for up to 12 months, or a maximum of $29,341.

In addition, Mr. Eyler was entitled to specified treatment with respect to equity awards scheduled to vest within 12 months of his separation date: (1) the applicable RSUs vested immediately upon separation (which had a value of $789,697, based on the Company's stock price of $39.92 as of December 31, 2024) and were delivered promptly, and (2) the applicable PSUs vested immediately upon separation, and remained subject to Company performance through the end of the full performance period (which earned PSUs had a value of $452,653, based on the Company's stock price of $39.92 as of December 31, 2024). Any outstanding and unvested equity awards that vest on or after December 31, 2025, are forfeited.

Mr. Anversa. Mr. Anversa's departure in September 2024 was a voluntary resignation without Good Reason, and therefore, Mr. Anversa received no severance payments and all outstanding and unvested equity awards were forfeited.

Ms. Xu. In connection with the completion of her foreign secondment assignment, on and effective December 13, 2024, the Company terminated Ms. Xu from her role as the Company's Senior Vice President and General Manager, Asia Automotive. Ms. Xu remained as a non-executive employee of the Company through December 31, 2024, to support the orderly transition of her responsibilities. In accordance with her offer letter and the Severance Plan, Ms. Xu was eligible to receive the severance benefits specified for a termination without Cause. Her severance benefits were contingent on compliance with non-competition, non-solicitation and non-disparagement restrictive covenants, and applicable clawback policies.

Her separation benefits in cash include (1) a lump sum of $839,294 representing one year of her base salary and a pro rata portion of her 2024 target bonus (which was paid on February 27, 2025) and (2) COBRA continuation coverage for up to 12 months, or a maximum of $25,223.

All of her outstanding and unvested equity awards were forfeited.

Deferred Compensation Arrangements

The Eyler DC Agreement provides that Mr. Eyler would become immediately vested in all performance-based awards granted under the Deferred Compensation Plan upon his death or "disability" (as defined in the Deferred Compensation Plan) or upon a "change in control" (as defined in the Deferred Compensation Plan). Due to his achievement of four years of continuous service from the effective date of the Eyler DC Agreement, Mr. Eyler was fully vested in all performance-based awards ($1,828,697 as of December 31, 2024) granted under the Deferred Compensation Plan on January 1, 2024.

PAY VERSUS PERFORMANCE

We are providing the following information about the relationship between executive compensation actually paid (CAP) and certain financial performance of the Company as required by SEC rules. Please see "Compensation Discussion and Analysis" for discussion of our compensation philosophy and how the Compensation and Talent Committee structures our compensation program with performance-based and at-risk target compensation to motivate and reward the achievement of performance-based financial and other goals that align with our operational and strategic objectives. The SEC-defined CAP data set forth in the table below does not reflect amounts actually realized by our NEOs, and the Compensation and Talent Committee has not used or considered CAP previously in establishing the NEO compensation program. A significant portion of the CAP amounts shown relate to changes in values of unvested awards over the course of the reporting year. These unvested awards remain subject to significant risk from forfeiture conditions and possible future declines in value based on changes in our stock price. As described in detail in the "Compensation Discussion and Analysis" section above, the PSUs are subject to multi-year performance conditions tied to relative and absolute performance metrics and all of the RSUs and PSUs are subject to time vesting conditions. The ultimate values actually realized by our NEOs from unvested equity awards, if any, will not be determined until the awards fully vest.

Pay Versus Performance Table

| | | | | | Value Of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total For PEO ($)(1)	Compensation Actually Paid To PEO ($)(2)	Average Summary Compensation Table Total For Non-PEO NEOs ($)(3)	Average Compensation Actually Paid To Non-PEO NEOs ($)(4)	Total Shareholder Return ($)(5)	Peer Group Total Shareholder Return ($)(6)	Net Income ($ In Millions) (7)	Adjusted EBITDA ($ In Millions) (8)
2024	6,316,439	(1,929,161)	2,245,511	1,010,140	89.94	80.91	64.9	182.9
2023	7,572,491	3,969,782	2,141,593	1,831,339	117.95	104.54	40.3	180.6
2022	5,408,566	(1,128,864)	1,505,277	520,649*	147.08	104.59	24.4	129.8
2021	5,972,977	10,669,937	1,470,524	1,525,029	195.76	142.18	93.4	157.0
2020	4,320,573	10,386,393	1,437,158	2,363,731	146.92	117.51	59.7	139.9

(1) Reflects the amount reported in the "Total" column of the Summary Compensation Table for our Principal Executive Officer ("PEO"), Mr. Eyler, for each corresponding year. See "Named Executive Officer Compensation Tables – Summary Compensation Table for 2024, 2023 and 2022".

(2) Amounts reported reflect CAP for Mr. Eyler, as computed in accordance with Item 402(v) of Regulation S-K, for each corresponding year, which amounts do not reflect the actual amount of compensation earned by or paid to Mr. Eyler during the applicable year. The adjustments below were made to Mr. Eyler's total compensation for each year to determine the CAP for such year in accordance with the requirements of Item 402(v) of Regulation S-K. No amounts were reported in the "Change in Pension and Nonqualified Deferred Compensation" column of the Summary Compensation Table for any applicable year, so no defined benefit and actuarial pension plan adjustments were made for any applicable year.

Year	Reported Summary Compensation Table Total For PEO ($)	Less	Reported Value Of Equity Awards ($)(A)	Plus	Equity Award Adjustments ($)(B)	Equals	Cap For Peo ($)
2024	6,316,439	-	4,938,265	+	(3,307,335)	=	(1,929,161)
2023	7,572,491	-	4,694,643	+	1,091,934	=	3,969,782
2022	5,408,566	-	3,499,553	+	(3,037,877)	=	(1,128,864)
2021	5,972,977	-	3,801,502	+	8,498,462	=	10,669,937
2020	4,320,573	-	2,650,016	+	8,715,836	=	10,386,393

(a) Amounts reflect the grant date fair value of equity awards as reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year. No amounts were reported in the "Option Awards" column in the Summary Compensation Table for any applicable year.

(b) The equity award adjustments were calculated in accordance with Item 402(v) of Regulation S-K and include: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior year) in fair value; and (iv) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior year. No awards were granted and vested in same year for any applicable year and no dividends or other earnings were paid on awards in any applicable year. The fair values of RSUs and PSUs included in the CAP to our PEO and the Average CAP to our other NEOs are calculated at the required measurement dates, consistent with the approach used to value the awards at the grant date as described in our Annual Report on Form 10-K for 2024. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. Any changes to the RSU and PSU fair values from the grant date (for current year grants) and from prior year-end (for prior year grants) are based on our updated stock price at the respective measurement dates, and for PSUs (ROIC/Adjusted EBITDA), updated Company performance metric projections. The amounts deducted or added in calculating the equity award adjustments for Mr. Eyler are as follows:

Year	Year End Fair Value Of Equity Awards Granted In The Year And Outstanding And Unvested At Year End ($)	Year Over Year Change In Fair Value Of Outstanding And Unvested Equity Awards ($)	Change In Fair Value To The Vesting Date Of Equity Awards Granted In Prior Years That Vested In The Year ($)	Fair Value At The End Of The Prior Year Of Equity Awards That Failed To Meet Vesting Conditions In The Year ($)	Total Equity Award Adjustments ($)
2024	—	(295,174)	296,386	(3,308,547)	(3,307,335)
2023	3,514,950	(1,595,072)	(827,944)	—	1,091,934
2022	3,301,437	(4,762,949)	(1,576,365)	—	(3,037,877)
2021	4,220,264	3,095,408	1,182,790	—	8,498,462
2020	5,177,167	2,644,193	894,476**	—	8,715,836

(3) Reflects the average amount reported in the "Total" column of the Summary Compensation Table for our other NEOs as a group (excluding Mr. Eyler) for each corresponding year. See "Named Executive Officer Compensation Tables – Summary Compensation Table for 2024, 2023 and 2022". The names of each of the other NEOs (excluding Mr. Eyler) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, Mr. Anversa, Mr. Stocker, Ms. Wilson, Ms. Runyon and Ms. Xu; (ii) for 2023, Mr. Anversa, Mr. Stocker, Mr. Sundaram and Ms. Xu; (iii) for 2022, Mr. Anversa, Ms. Runyon, Mr. Stocker and Ms. Xu; (iv) for 2021, Mr. Anversa, Matthew Fisch, Mr. Stocker, Ms. Xu and Paul Giberson; and (v) for 2020, Mr. Anversa, Mr. Fisch, Mr. Giberson and Yijing Brentano.

(4) Amounts reported reflect CAP for the other NEOs as a group (excluding Mr. Eyler), as computed in accordance with Item 402(v) of Regulation S-K, for each corresponding year, which amounts do not reflect an average of the actual amount of compensation earned by or paid to the other NEOs as a group (excluding Mr. Eyler) during the applicable year. The adjustments below were made to the average total compensation for the NEOs as a group (excluding Mr. Eyler) for each year to determine the CAP for such year in accordance with the requirements of Item 402(v) of Regulation S-K. No amounts were reported in the "Change in Pension and Nonqualified Deferred Compensation" column of the

Summary Compensation Table for any applicable year, so no defined benefit and actuarial pension plan adjustments were made for any applicable year.

Year	Average Reported Summary Compensation Table Total For Non-PEO Neos ($)	Less	Average Reported Value Of Equity Awards ($)	Plus	Average Equity Award Adjustments ($)(A)	Equals	Average Cap For Non-PEO Neos ($)
2024	2,245,511	-	1,126,887	+	(108,484)	=	1,010,140
2023	2,141,593	-	725,982	+	415,728	=	1,831,339
2022	1,505,277	-	541,709	+	(442,919)	=	520,649*
2021	1,470,524	-	546,528	+	601,033	=	1,525,029
2020	1,437,158	-	459,696	+	1,386,269	=	2,363,731

(a) See note (b) to footnote (2) above for an explanation of the equity award adjustments made in accordance with Item 402(v) of Regulation S-K. The amounts deducted or added in calculating the total average equity award adjustments for the other NEOs as a group (excluding Mr. Eyler) are as follows:

Year	Average Year End Fair Value Of Equity Awards Granted In The Year And Outstanding And Unvested At Year End ($)	Year Over Year Average Change In Fair Value Of Outstanding And Unvested Equity Awards ($)	Average Change In Fair Value To The Vesting Date Of Equity Awards Granted In Prior Years That Vested In The Year ($)	Average Fair Value At The End Of The Prior Year Of Equity Awards That Failed To Meet Vesting Conditions In The Year ($)	Total Average Equity Award Adjustments ($)
2024	389,715	(112,465)	17,474	(403,208)	(108,484)
2023	715,503	(182,326)	(117,449)	—	415,728
2022	511,662	(722,490)	(232,091)	—	(442,919)
2021	501,219	364,738	65,858	(330,782)	601,033
2020	925,406	457,209	3,654	—	1,386,269

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. Historical stock performance is not necessarily indicative of future stock performance.

(6) Represents the TSR for the Dow Jones US Auto Parts Index, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated.

(7) Amounts reflect the net income as reported in the Company's audited consolidated financial statements for the applicable year.

(8) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock based compensation expenses, and other gains and losses not reflective of the Company's ongoing operations and related tax effects, including transaction expenses, debt retirement expenses, impairment of assets held for sale, impairment of goodwill, gain or loss on sale of business, restructuring expense, unrealized currency gain or loss, and unrealized revaluation of derivatives. Beginning in 2023, the Company excluded the impact of non-cash stock-based compensation from Adjusted EBITDA results; prior years have not been restated. We may calculate Adjusted EBITDA differently in future years.

*The Company identified a mathematical error in the calculation of "Average CAP for Non-PEO NEOs" conducted for 2022, resulting in the understatement of such amount in our previously filed Definitive Proxy Statement on Schedule 14A. The Company has corrected this inadvertent error to reflect the accurate amount.

** The Company identified a mathematical error in the calculation of "Change in Fair Value to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year" conducted for the PEO for 2022, resulting in the understatement of such amount in our previously filed Definitive Proxy Statement on Schedule 14A. The Company has corrected this inadvertent error to reflect the accurate amount. This error did not affect the previously disclosed or actual "Total Equity Award Adjustments" for 2022.

Company Selected Measure

We have presented Adjusted EBITDA as the Company-selected measure in the table above in accordance with Item 402(v) of Regulation S-K. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure used by the Company to link CAP for the Company's NEOs to Company performance for the most recently completed year that is not otherwise required to be disclosed in the pay versus performance table above. In identifying Adjusted EBITDA as the most important performance measure used by the Company to link CAP for the NEOs to performance for 2024, we considered that (1) the cash bonuses earned by our NEOs under the 2024 Senior Level Bonus Plan were based on the achievement of three financial performance metrics— Adjusted EBITDA, revenue and relative revenue growth—along with a strategic goals measurement, with Adjusted EBITDA being weighted the greatest at 40% and (2) 60-70% of the grant value of the 2024 equity awards granted to our NEOs was delivered via target PSUs, with 75% of the grant value of such target PSUs being earned based on our three-year growth of Adjusted EBITDA Margin. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Financial Performance Measures

As described in "Compensation Discussion and Analysis," a significant portion of the NEO pay is performance-based and at-risk, consistent with the compensation philosophy established by the Compensation and Talent Committee. Our NEO compensation program rewards the achievement of specific short-term (annual) and long-term financial and other goals, which are aligned with our operational and strategic goals. The most important financial performance measures used by the Company to link CAP for the Company's NEOs to the Company's performance for the most recently completed year are shown below.

MOST IMPORTANT PERFORMANCE MEASURES	
Adjusted EBITDA	Relative Revenue Growth
Adjusted EBITDA Margin	Relative TSR*
Revenue	

*Reflects the Company's TSR compared to a peer group established by the Compensation and Talent Committee.

Analysis Of Information Presented In The Pay Versus Performance Table

The Company is providing the following graphs regarding the relationships between information presented in the Pay Versus Performance table, including CAP, as required by Item 402(v) of Regulation S-K. The Compensation and Talent Committee utilizes several performance measures to align executive compensation with Company performance, and only some of those Company measures are presented in the pay versus performance table above and the graphs below. The Compensation and Talent Committee has not used or considered CAP previously as computed in accordance with Item 402(v) of Regulation S-K to set target compensation amounts or align our NEO compensation to Company performance. See "Compensation Discussion and Analysis" for a discussion of how the Compensation and Talent Committee designs our compensation program and sets target compensation amounts.

Cap And Cumulative TSR

The CAP for Mr. Eyler and the average CAP for the Company's other NEOs as a group (excluding Mr. Eyler) for 2020, 2021, 2022, 2023 and 2024 is presented in comparison to the Company's cumulative TSR for the four years presented in the Pay Versus Performance Table above in the table below.



Cap And Net Income

The CAP for Mr. Eyler and the average CAP for the Company's other NEOs as a group (excluding Mr. Eyler) for 2020, 2021, 2022, 2023 and 2024 is presented in comparison to the Company's net income over such periods in the table below.



Cap And Adjusted EBITDA

The CAP for Mr. Eyler and the average CAP for the Company's other NEOs as a group (excluding Mr. Eyler) for 2020, 2021, 2022, 2023 and 2024 is presented in comparison to the Company's Adjusted EBITDA over such periods in the table below.



Cumulative TSR Of The Company And The Dow Jones Us Auto Parts Index

The Company's cumulative TSR for the four years presented in the Pay Versus Performance Table above is presented in comparison to the Dow Jones US Auto Parts Index (the peer group presented for this purpose) for the same periods in the table below.



This pay versus performance section is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

CEO PAY RATIO

Gentherm Employee Pool

The general profile of our global workforce is largely based on our manufacturing footprint. Approximately 97% of our workforce is located outside of the United States, with 90% of our workforce located in countries with relatively low prevailing wages. In addition, most of our employees are direct labor workers, meaning they work on our assembly lines or otherwise on the factory floor. We strive to create a competitive compensation program for each position in each of our geographic locations, so our compensation program varies significantly depending on pay practices in each local market.

As of December 31, 2024, our employee population was distributed as follows (all numbers are approximate):

China	1,734
Czech Republic	318
North Macedonia	2,416
Mexico	5,478
Morocco	52
Ukraine	1,520
Vietnam	1,244
Total of Above Low Prevailing Wage Countries	12,762
All Other Countries	1,484
Total	14,246

As a result, the factors that influence the target and earned compensation of our Chief Executive Officer are significantly different from the factors that generally influence the compensation of our workforce. Our compensation practices vary from country to country to ensure alignment with local regulatory and market practices where we operate. Within each country, compensation is driven by responsibilities and accountabilities, skill level and other job-based factors. Given the large majority of our employees are performing jobs requiring lower-skill sets within countries having relatively low prevailing wages, we consistently find that our median employee necessarily is part of that group.

CEO Annual Total Compensation

Mr. Eyler's annual total compensation for 2024 was $6,316,439 as reported in the "Total" column of our Summary Compensation Table for 2024.

Pay Ratio

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions. As a result, our reported pay ratio may not be comparable to the pay ratio reported by other companies.

For 2024, our last completed year, the annual total compensation of the median employee of the Company (other than our Chief Executive Officer) was $9,078; consequently, for 2024 the ratio of the annual total compensation of Mr. Eyler, our Chief Executive Officer, to the annual total compensation of our median employee was 696 to 1.

Our median employee in 2024 was a full-time employee located in Mexico who remained in the same position for all of 2024.

The form and amount of our Chief Executive Officer's annual total compensation is largely influenced by prevailing compensation practices in the United States, as well as the competitive market for senior executive talent in the United States. We believe it is useful to understand the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our median employee solely based on full-time employees in the United States.

For 2024, the annual total compensation of such median United States full-time employee (other than our CEO) was $115,690 and the ratio of the 2024 annual total compensation of Mr. Eyler to the total annual total compensation of such United States full-time employee was 55 to 1.

Methodology Used To Determine Median Employee And Annual Total Compensation Of Median Employee/CEO

The rules pertaining to this CEO Pay Ratio disclosure permit us to use that same median employee for up to three years. We previously reevaluated and identified our median employee in 2023 following significant changes in employee population. During 2024, there were no material changes in our employee population or employee compensation arrangements that we believed would significantly impact our pay ratio disclosure. Consequently, we did not identify a new median employee for 2024.

We are required to identify our median employee based on our worldwide workforce, without regard to their location, compensation arrangements or full-time or part-time employment status. For 2023, to identify our median employee, our Human Resources departments at each of our locations gathered employment data on every employee as of December 31, 2023. We used target total cash compensation (base cash compensation plus target bonus for eligible employees) and converted all amounts from each employee's local currency to U.S. Dollars, without making cost-of-living adjustments. We determined that using annual base salary and target bonus level was a reasonable and appropriate compensation measure because cash-based compensation is distributed widely to our entire employee population. We generated a list of employees with the same level of target total cash compensation at the median. From that subset, we excluded employees who are no longer with the Company, at retirement age or were not employed by the Company for the full year. We further reduced that group to 10 employees using random sampling, ultimately identifying the median of that subset.

We applied the same methodology to identify our median United States full-time employee, except that we limited our employee population to full-time employees based in the United States and, on that basis, only one employee was identified at the median based on target total cash compensation.

For 2024, we gathered all other compensation elements, including overtime pay, position and shift premiums, productivity and other site-specific bonuses, allowances, and benefit payments made directly to our median employee and our median United States full-time employee in 2024, then calculated each such employee's annual total compensation in the same manner used to calculate the amounts reported in the "Total" column of our Summary Compensation Table for 2024 for our NEOs.

RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES

Related Person Transaction Policy

In January 2024, the Board adopted a Related Person Transaction Policy (the "RPT policy"), which addresses the review, approval, ratification and disclosure of all related person transactions by the Audit Committee (or other specified persons). In accordance with the RPT policy, the Audit Committee has overall responsibility for the implementation of, and compliance with, the RPT policy.

For purposes of the RPT policy, a related person transaction is a transaction or series of transactions in which the Company or a subsidiary is, was or will be a participant, in which the amount involved exceeds $120,000 and in which any related person (as defined in the RPT policy) had, has or will have a direct or indirect material interest as well as any material amendment or modification to an existing related person transaction regardless of whether such transaction was previously approved in accordance with the RPT policy. A related person transaction does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from such employment relationship or transaction that has been disclosed pursuant to Item 402 of Regulation S-K of the Exchange Act.

The RPT policy requires that notice of a proposed related person transaction be provided to our General Counsel prior to entry into such transaction. If our General Counsel has a potential interest in any related person transaction, that related person transaction must be submitted directly to the Audit Committee. If our General Counsel determines that such transaction is a related person transaction, the proposed transaction will be submitted for consideration (a) to the Audit Committee at its next meeting, (b) if our General Counsel, in consultation with our Chief Executive Officer or our Chief Financial Officer, determines that it is not practicable or desirable to wait until the next Audit Committee meeting, to the Chair of the Audit Committee.

The Audit Committee or the Chair of the Audit Committee, as applicable, may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our shareholders. Any member of the Audit Committee who has a potential interest in any related person transaction must recuse themselves and abstain from voting on the approval of the transaction. In the event that the Company becomes aware of a related person transaction that has not been previously reviewed, approved or ratified under the RPT policy and that is ongoing or is completed (including any transaction that was not considered a related person transaction at the time it was entered into, but subsequently is), the transaction will be submitted to the Audit Committee or the Chair of the Audit Committee, as applicable, so that it may determine whether to continue, modify or terminate the related person transaction.

2024 RELATED PERSON TRANSACTIONS

There were no related person transactions required to be reported for 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of our common stock as of March 11, 2025 by (A) each of the directors, director nominees and NEOs, (B) all of the directors and executive officers as a group, and (C) to our knowledge, beneficial owners of more than 5% of our common stock. As of March 11, 2025, there were 30,797,129 shares of our common stock outstanding. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment powers with respect to the securities listed below.

Name	Shares Owned (1)	Right to Acquire (2)	Total	Aggregate Percent of Class
Sophie Desormière	32,936	—	32,936	*
David Heinzmann	11,998	—	11,998	*
Ronald Hundzinski	25,896	—	25,896	*
Laura Kowalchik	4,028	—	4,028	*
Charles Kummeth	16,570	—	16,570	*
Betsy Meter	10,297	—	10,297	*
William Presley	—	—	—	*
John Stacey	17,745	—	17,745	*
Kenneth Washington	4,190	—	4,190	*
Phillip Eyler	139,663	—	139,663	*
Matteo Anversa	47,523	—	47,523	*
Thomas Stocker	3,499	5,074	8,573	*
Jaymi Wilson	16,367	4,831	21,198	*
Barbara J. Runyon	19,419	4,386	23,805	*
Hui (Helen) Xu	18,947	—	18,947	*
Executive officers and directors as a group (20 persons)	395,123	41,936	437,059	1.4%
BlackRock, Inc. (3) 55 East 52nd Street New York, NY 10055	5,345,096	—	5,345,096	17.4%
The Vanguard Group (4) 100 Vanguard Blvd. Malvern, PA 19355	3,651,904	—	3,651,904	11.9%
Trigran Investments, Inc. (5) 630 Dundee Road, Suite 230 Northbrook, IL 60062	1,887,857	—	1,887,857	6.1%

(1)   Amounts include the following number of unvested shares of restricted stock as of March 11, 2025: Ms. Desormière, Mr. Heinzmann, Mr. Hundzinski, Ms. Kowalchik, Mr. Kummeth, Ms. Meter, Mr. Stacey and Dr. Washington: 2,662 shares each; and all executive officers and directors as a group, 21,296 shares.

(2)   Amounts reflect the number of shares that such holder could acquire the RSUs and PSUs scheduled to vest within 60 days of March 11, 2025.

(3)   Based on Schedule 13G/A filed with the SEC on January 22, 2024. This report includes holdings of various subsidiaries of the holding company, and includes ownership of more than 5% of our common stock by Blackrock Fund Advisors. BlackRock, Inc. has sole power to vote 5,345,096 shares and sole power to dispose 5,286,568 shares.

(4)   Based on Schedule 13G/A filed with the SEC on February 13, 2024. The Vanguard Group, Inc. has shared power to vote 60,572 shares, sole power to dispose 3,557,356 shares and shared power to dispose 94,548 shares.

(5)   Based on Schedule 13G filed with the SEC on February 9, 2024. Trigran Investments, Inc. has shared power to vote 1,807,860 shares and shared power to dispose 1,887,857 shares.

*Less than one percent.

PROPOSAL NO. 3 —
RATIFICATION
OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING
FIRM FOR 2025

PROPOSAL NO. 3—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025

In accordance with applicable law, the Audit Committee has ultimate authority and responsibility to appoint, compensate, evaluate and, when appropriate, replace our independent registered public accounting firm.

The Audit Committee annually conducts a formal assessment of the performance of its independent registered public accounting firm, including soliciting the perspective of its management team. The Audit Committee conducted a competitive process to select the Company's independent registered public accounting firm for the Company's year ending December 31, 2020, and the Audit Committee ultimately selected and appointed Ernst & Young and such relationship continued through 2024. At the 2024 annual meeting, shareholders voted more than 99% in favor of the proposal to ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for 2024.

For the reasons noted below, the Audit Committee has reappointed Ernst & Young as the Company's independent registered public accounting firm for the year ending December 31, 2025.

SUPPORT FOR RECOMMENDATION

In determining that retaining Ernst & Young for 2025 was in the best interests of the Company and its shareholders, the Audit Committee reviewed:

Efficiencies Of Continued Engagement

The Audit Committee, management and Ernst & Young have invested significant time, resources and money to ensure a successful ongoing engagement and to establish extensive familiarity with our business.

Audit Effectiveness

Ernst & Young's performance on the Company's audit and non-audit work for 2024 and management's assessment of such performance.

Expertise And Industry Knowledge

Ernst & Young's qualifications, independence, capabilities, and expertise, evident through its audit planning and reports, industry knowledge, resources and staffing, objectivity and professional skepticism.

External Data On Audit Quality And Performance

Results of recent PCAOB reports on Ernst & Young and peer firms and improvements made from period to period.

Reasonableness Of Fees

The terms of the audit engagement, including the reasonableness of audit and non-audit fees charged taking into account the breadth and complexity of services provided, as well as the efficiency achieved in performing such services.

Communication

The quality of Ernst & Young's communications to and interactions with the Audit Committee at meetings and the Chair of the Audit Committee between meetings.

Ratification Proposal At 2024 Annual Meeting

At the 2024 annual meeting, over 99% of shareholder votes supported the ratification of the appointment of Ernst & Young to serve as our independent registered public accounting firm for 2024.

Auditor Independence

Ernst & Young employs a rigorous process for monitoring and maintaining independence, and its transparent disclosure regarding related considerations.

ADVISORY VOTE

As the Audit Committee appoints our independent registered public accounting firm, your ratification of the appointment of Ernst & Young is not necessary. However, the Audit Committee will take your vote on this proposal into consideration when appointing our independent registered public accounting firm in the future. Even if the shareholders ratify the appointment of Ernst & Young, the Audit Committee may in its sole discretion terminate the engagement of Ernst & Young and direct the appointment of another independent auditor at any time during the year, although it has no current intent to do so.

Representatives of Ernst & Young will attend the annual meeting, will have the opportunity to make a statement, if they desire to do so, and will be available to answer appropriate questions from shareholders.



The Board recommends that you vote **FOR** the ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31st, 2025

AUDIT COMMITTEE REPORT

The Board has determined that each member of the Audit Committee is independent under the applicable rules and regulations of Nasdaq and the SEC. The Audit Committee operates under a written charter approved by the Board, which the Audit Committee and the Board review annually. The charter is posted at https://ir.gentherm.com/ under the "Corporate Governance" tab.

As described more fully in its charter, the Audit Committee's purpose is to assist the Board in generally overseeing the Company's financial reporting and internal control functions, to review our reports filed with or furnished to the SEC that include financial statements or results, to monitor compliance with significant legal and regulatory requirements and other risks related to financial reporting and internal control, and to appoint, retain, compensate, and oversee the work of our independent registered public accounting firm. See "Audit Committee Matters" below for a description of the Audit Committee's pre-approval policies regarding the services of our independent registered public accounting firm.

The Audit Committee further has the authority to engage independent advisors as it determines appropriate, apart from counsel or advisors hired by management. The Audit Committee relies on the expertise and knowledge of management, the independent registered public accounting firm and other advisors hired by management in carrying out its oversight responsibilities. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and compliance with applicable laws and regulations. Our independent registered public accounting firm is responsible for performing independent audits of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB") and for expressing its opinions thereon.

KEY RESPONSIBILITIES

Ernst & Young LLP ("Ernst & Young") was the Company's independent registered public accounting firm for 2024. Relating to the Company's financial statements for 2024, among other matters, the Audit Committee:



Reviewed and discussed with management and Ernst & Young the unaudited quarterly financial statements included in Form 10-Qs filed with the SEC.



Periodically reviewed and discussed with management and Ernst & Young the Company's earnings press releases, earnings guidance and the use of non-GAAP information.



Reviewed and discussed with Ernst & Young the overall scope and plans for its audit for 2024.



Reviewed and discussed with management and Ernst & Young the audited consolidated financial statements, and Ernst & Young's opinion thereon, included in the Form 10-K for 2024 filed with the SEC and the 2024 annual report to shareholders.



Reviewed and discussed with management the Company's significant accounting policies and key judgments, and changes in the Company's accounting practices, principles, controls or methodologies, or in its financial statements.



Reviewed with management and Ernst & Young significant risks and exposures identified by management and the overall adequacy and effectiveness of the Company's legal, regulatory and compliance programs.



Reviewed and discussed with management its assessment and report, and reviewed and discussed with Ernst & Young its opinion, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.



Discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the PCAOB and the SEC.



Received the written disclosures and the letter from Ernst & Young required by the applicable requirements of the PCAOB regarding Ernst & Young's communications with the Committee concerning independence, and discussed with Ernst & Young its independence with respect to the Company, including any relationships which may impact its objectivity and independence and whether the provision of specified non-audit services was compatible with the auditors' independence under current guidelines.

RECOMMENDATION OF AUDIT COMMITTEE

Based on the foregoing matters, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company be included in the Company's Annual Report on Form 10-K for 2024, which was filed with the SEC on February 19, 2025. The Audit Committee also appointed Ernst & Young to serve as the Company's independent registered public accounting firm for 2025.

This report has been furnished by the members of the Audit Committee.

Audit Committee

Betsy Meter, Chair

David Heinzmann

Ronald Hundzinski

Laura Kowalchik

AUDIT COMMITTEE MATTERS

PRE-APPROVAL POLICIES AND PROCEDURES

In recognition of the importance of maintaining the independence of the independent registered public accounting firm, both in fact and appearance, it is the Audit Committee's policy and practice to review and approve in advance all services and fees, audit and non-audit, to be rendered by the Company's independent registered public accounting firm. In pre-approving such services, the Audit Committee must consider whether the provision of services is consistent with maintaining the independence of the Company's independent registered public accounting firm. The Audit Committee does not delegate the pre-approval of services (or any other Audit Committee function) to Company management. The Audit Committee also pre-approves all fees, except the Chief Financial Officer has been delegated authority to commit up to $50,000 between Audit Committee meetings for audit-related services only, which must be reported to the Audit Committee no later than the next scheduled Audit Committee meeting. If a product or service arises that has not been pre-approved by the Audit Committee, the Audit Committee has delegated to the Chair of the Audit Committee the authority to consider and pre-approve any such product or service between regular meetings of the Audit Committee. Any interim approvals granted by the Chair of the Audit Committee are reported to the entire Audit Committee at its next regularly scheduled meeting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee retained Ernst & Young to audit the Company's consolidated financial statements and the effectiveness of internal control over financial reporting, as of and for the years ended December 31, 2024 and 2023. The following table sets forth the fees that Ernst & Young billed for their audit and other services in 2024 and 2023. The Audit Committee approved all of the services described below in conformity with its pre-approval policies and procedures described above.

	2024 ($)	2023 ($)
Audit Fees (1)	1,827,887	1,938,614
Audit-Related Fees (2)	26,435	279,550
Tax Fees (3)	478,957	559,469
All Other Fees (4)	—	—
Total Fees	2,333,280	2,777,633

(1) Audit fees in 2024 and 2023 consisted of fees related to the annual audit of our financial statements, the audit of the effectiveness of internal control over financial reporting, the review of quarterly financial statements and for services provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees in 2024 and 2023 consisted of fees related to accounting for accounting matters related to unique transactions occurring throughout the year related to the United States and Europe.

(3) Tax fees in 2024 and 2023 consisted primarily of fees related to tax compliance and tax advice.

(4) All other fees in 2024 and 2023 consisted of fees for services not contained in the above categories and include permissible advisory services.

ABOUT THE ANNUAL MEETING

WHO IS SOLICITING MY VOTE?

The Board is soliciting your proxy, as a holder of our common stock, for use at the annual meeting and any adjournment or postponement of such meeting. We will hold our annual meeting in a virtual-only format at www.virtualshareholdermeeting.com/THRM2025 on Thursday, May 8, 2025, at 8:30 a.m., Eastern Daylight Time. You will not be able to attend the annual meeting in person.

The live webcast of the annual meeting will begin promptly at 8:30 a.m. Eastern Daylight Time on Thursday, May 8, 2025. We recommend that you log in at least 15 minutes before the annual meeting to ensure ample time to complete the check-in procedures. All shareholders may attend and listen to the live webcast of the annual meeting. You may electronically vote your shares and submit questions at the annual meeting by using the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials ("Internet Notice") or proxy card (if you received a printed copy of the proxy materials). If you lose your 16-digit control number, you may join the annual meeting as a "Guest," but you will not be able to vote, ask questions or access the list of shareholders as of the record date. If your shares are held in street name and you did not receive a 16-digit control number, you may be able to gain access to and vote at the annual meeting by logging into your bank or brokerage firm's website and selecting the shareholder communications mailbox to access the meeting. Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website, please call the technical support number that will be posted on the annual meeting log-in page.

You do not need to attend the annual meeting to vote. Even if you plan to attend the annual meeting, please submit your vote in advance as instructed in this proxy statement.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

At the annual meeting, you will be voting on:

PROPOSAL

01	To elect nine directors named in this proxy statement, each to serve for a one-year term until the 2026 annual meeting of shareholders and until a successor has been duly elected and qualified, or until such director's earlier resignation, retirement or other termination of service.
02	To approve (on an advisory basis) the compensation of our named executive officers.
03	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025.

The Board recommends a vote **FOR** each of the director nominees listed in this proxy statement, **FOR** the advisory approval of the compensation of our NEOs and **FOR** the ratification of the appointment of Ernst & Young. We are not aware of any other matters that will be brought before the shareholders for a vote at the annual meeting. If any other matter is properly brought before the meeting and you are a shareholder of record of our common stock, your signed proxy card gives authority to your proxies to vote on such matter in their best judgment; proxy holders named in the proxy card will vote as the Board recommends or, if the Board gives no recommendation, in their own discretion.

WHO IS ENTITLED TO VOTE?

You may vote if you owned shares of our common stock at the close of business on March 11, 2025, the record date, provided such shares are held directly in your name as the shareholder of record or are held for you as the beneficial owner through a broker, bank or other nominee. As of March 11, 2025, we had 30,797,129 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND A BENEFICIAL OWNER?

SHAREHOLDERS OF RECORD. If your common shares are registered directly in your name with our transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you by us.

BENEFICIAL OWNERS. Many of our shareholders hold their common shares through a broker, bank or other nominee rather than directly in their own names. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner with respect to those shares, and these proxy materials (including a voting instruction card) are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, if you do not direct your broker, bank, or other nominee how to vote your shares, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank, or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered "broker non votes." Therefore, it is very important for you to vote your shares for each proposal.

MAY I VOTE MY SHARES DURING THE ANNUAL MEETING?

Even if you plan to attend the virtual annual meeting, we encourage you to vote your shares prior to the meeting.

SHAREHOLDERS OF RECORD. If you are a shareholder of record and log in to the virtual annual meeting, you may vote electronically during the annual meeting. Have available the information that is printed in the box marked by the arrow provided in your Internet Notice or, if you requested a printed copy of the proxy materials, proxy card or voting instruction card in hand when you access the website and follow the instructions to vote during the annual meeting.

BENEFICIAL OWNERS. If you hold your common shares through a bank, broker or other nominee and want to vote such shares electronically at the annual meeting, you must direct your broker, bank or other nominee on how to vote. However, since you are not the shareholder of record, if you do not direct your broker, bank, or other nominee how to vote your shares, the broker, bank, or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, if you are a beneficial owner, your broker, bank, or other nominee only has discretion to vote on certain "routine" matters without your voting instructions. The proposal to ratify the appointment of Ernst & Young as our independent registered public accounting firm is considered a routine matter. For all other matters at the annual meeting, your broker, bank, or other nominee will be unable to vote on your behalf if you do not instruct them how to vote your shares and, if you do not provide voting instructions, your shares will be considered "broker non votes." Therefore, it is very important for you to vote your shares for each proposal.

CAN I VOTE MY SHARES WITHOUT VIRTUALLY ATTENDING THE ANNUAL MEETING?

You may vote your shares via the internet, by telephone, or by completing, signing and returning a proxy card or voting instruction card. If you are a shareholder of record, and requested printed copies of the proxy materials and a postage-paid envelope is missing, please mail your completed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. Please do not mail in the Internet Notice, as it is not intended to serve as a voting instrument.

CAN I CHANGE MY VOTE?

SHAREHOLDERS OF RECORD. You may change your vote at any time before the proxy is exercised by voting electronically at the virtual annual meeting, or by filing with our corporate secretary either a notice revoking the proxy or a properly signed proxy. In each case, such notice or proxy must bear a later date than your prior proxy. If sent by mail, it must be received by our corporate secretary no later than 5:00 p.m., Eastern Daylight Time, on May 7, 2025. Your attendance at the virtual annual meeting will not revoke your prior proxy unless you electronically vote at the annual meeting or file the proper documentation to revoke it.

BENEFICIAL OWNERS. If you hold your shares through a bank, broker or other nominee, you should contact such person prior to the time such voting instructions are exercised.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE INTERNET NOTICE, PROXY CARD OR VOTING INSTRUCTION CARD?

If you receive more than one Internet Notice, proxy card or voting instruction card, it means that you have multiple accounts with banks, brokers, other nominees and/or our transfer agent. Please sign and deliver, or otherwise vote, each Internet Notice, proxy card and voting instruction card that you receive. We recommend that you contact your nominee and/or our transfer agent, as appropriate, to consolidate as many accounts as possible under the same name and address.

HOW CAN I ACCESS THE COMPANY'S PROXY MATERIALS?

As noted above, many shareholders will receive an Internet Notice with instructions on how to view the proxy materials through the Internet (*www.proxyvote.com*). The Internet Notice includes a control number that must be entered on the Internet in order to view the proxy materials. The Internet Notice also describes how to receive the proxy materials by paper delivery or e-mail. You can elect to receive future proxy materials by e-mail at no charge by voting using the Internet and, when prompted, indicating you agree to receive or access shareholder communications electronically in future years.

Additional copies of the 2024 annual report to shareholders (excluding certain exhibits or documents incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2024) are available to shareholders at no charge upon written request to: Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377 or at https://ir.gentherm.com/ under the "Financial Info – Annual Reports" tab.

WHAT IF I DO NOT VOTE FOR SOME OF THE ITEMS LISTED ON MY PROXY CARD OR VOTING INSTRUCTION CARD?

SHAREHOLDERS OF RECORD. If you indicate a choice with respect to any matter to be acted upon on your proxy card, the shares will be voted in accordance with your instructions. Proxy cards that are signed and returned, but do not contain voting instructions with respect to certain matters, will be voted in accordance with the recommendations of the Board on such matters or if the Board gives no recommendation, then in the discretion of the proxy holders.

BENEFICIAL OWNERS. If you indicate a choice with respect to any matter to be acted upon on your voting instruction card, the shares will be voted in accordance with your instructions. If you do not indicate a choice or return the voting instruction card, the bank, broker or other nominee will determine if it has the discretionary authority to vote on each applicable matter. Under applicable law, a bank, broker or nominee has the discretion to vote on routine matters, including the ratification of the appointment of an independent registered public accounting firm. For all other matters at the annual meeting, brokers and certain banks and nominees will be unable to vote on your behalf if you do not instruct them how to vote your shares in the manner set forth on your voting instruction card. Therefore, it is very important for you to vote your shares for each proposal.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM OF BUSINESS?

PROPOSAL		REQUIRED APPROVAL	HOW DO VOTES IMPACT APPROVAL OF PROPOSAL			
			FOR	WITHHOLD / AGAINST	ABSTENTION	BROKER NON-VOTES
01	Election of Nine Directors	Plurality of votes cast*	For the proposal	Against the proposal	—	Not a vote cast
02	Advisory Vote on NEO Compensation	Majority of votes cast	For the proposal	Against the proposal	Not a vote cast	Not a vote cast
03	Ratification of Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2025	Majority of votes cast	For the proposal	Against the proposal	Not a vote cast	—

*Notwithstanding that directors will be elected by a plurality of votes cast at the annual meeting, Gentherm has a voting policy that has the effect of a majority voting policy that ensures the Board can address shareholder concerns. In the event any director nominee receives a greater number of votes "withheld" than votes "for" such person's election, our voting policy requires such director to promptly provide a resignation notice, conditioned on Board acceptance.

If any other matter is properly submitted to the shareholders at the annual meeting, its adoption generally will require the affirmative vote of holders of a majority of votes cast at the annual meeting. The Board does not propose to conduct any business at the annual meeting other than as stated above.

Although the advisory votes in Proposal Nos. 2 and 3 are not binding on the Company, the Board and/or respective Board Committee will consider your vote in determining future activities.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to conduct the annual meeting, a majority of the outstanding shares entitled to vote at the annual meeting as of March 11, 2025 must be present in person or by proxy at the meeting. This is known as a quorum. Abstentions, withheld votes and broker non-votes will be considered present for purposes of determining a quorum.

IS A REGISTERED LIST OF SHAREHOLDERS AVAILABLE?

The names of shareholders of record entitled to vote at the annual meeting will be available to such shareholders at the annual meeting for any purpose reasonably relevant to the meeting.

WHO WILL COUNT THE VOTES AND WHERE CAN I FIND THE VOTING RESULTS?

The Inspector of Elections appointed at the annual meeting will tabulate the voting results. We intend to announce the preliminary voting results at the annual meeting and, in accordance with rules of the SEC, we intend to publish the final results in a Current Report on Form 8-K within four business days of the annual meeting.

ADDITIONAL INFORMATION

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 31, 2024 concerning our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B) ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))(C)
Equity compensation plans approved by security holders	762,343	—	3,448,234
Equity compensation plans not approved by security holders	—	—	—
Total	762,343	—	3,448,234

(a) Consists of the following: (A) 55,531 shares reserved for issuance upon vesting of RSUs issued under the 2013 Equity Plan; (B) 291,084 shares reserved for issuance upon vesting of PSUs under the 2013 Equity Plan; (C) 147,130 shares reserved for issuance upon vesting of RSUs issued under the 2023 Equity Plan; and (D) 268,598 shares reserved for issuance upon vesting of PSUs under the 2023 Equity Plan. The maximum number of shares issuable upon the vesting of such PSUs has been reserved by this amount, the actual number of shares issuable will be determined at the time of vesting and could be less.

(b) Excludes RSUs and PSUs, which have no exercise price.

(c) Consists of shares of common stock that may be issued pursuant to awards under the 2023 Equity Plan. To the extent awards were, or in the future are, made in the form of full-value shares, the number of shares available for future issuance has been and will be reduced by 1.85 multiplied by the number of shares awarded. For purposes of this calculation, PSUs are assumed to be issuable at the maximum award.

As of December 31, 2024, there were 21,296 shares of unvested restricted stock outstanding.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, statements in this proxy statement are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our goals, beliefs, plans and expectations about our prospects for the future and other future events, such as the statements regarding our expectations for future compensation programs and considerations, our commitments regarding our human capital management and sustainability initiatives and outcomes, and the components of and our ability to execute our strategic plan.

The forward-looking statements included in this proxy statement are made as of the date hereof or as of the date specified herein and are based on management's reasonable expectations and beliefs. Such forward-looking statements are subject to a number of important assumptions, significant risks and uncertainties (some of which are beyond our control) and other factors that may cause our actual results or performance to differ materially from that described in or indicated by the forward-looking statements, including:

– macroeconomic, geopolitical and similar global factors in the cyclical Automotive industry;

– increasing U.S. and global competition, including with non-traditional entrants;

– our ability to effectively manage new product launches and research and development, and the market acceptance of such products and technologies;

– the evolution and recent challenges of the automotive industry towards electric vehicles, autonomous vehicles and mobility on demand services, and related consumer behaviors and preferences;

– our ability to convert automotive new business awards into product revenues;

– the recent supply-constrained environment, and inflationary and other cost pressures;

– the production levels of our major customers and OEMs in our key markets and sudden fluctuations in such production levels;

– our business in China, which is subject to unique operational, competitive, regulatory and economic risks;

– the impact of our global operations, including our global supply chain, operations within Ukraine, and foreign currency and exchange risk;

- the impact of global economic and trade policies, including increases in duties, tariffs and taxation on the import or export of our products related to U.S. trade disputes;

- our ability to attract and retain highly skilled employees and wage inflation;

- a tightening labor market, labor shortages or work stoppages impacting us, our customers or our suppliers, such as recent labor strikes among certain OEMs and suppliers;

- our achievement of product cost reductions to offset customer-imposed price reductions or other pricing pressures;

- our product quality and safety and impact of product safety recalls and alleged defects in products;

- our ability to execute efforts to optimize our global supply chain and manufacturing footprint, including opening new facilities and transferring production;

- our ability to integrate our recent acquisitions and realize synergies, as well as to consummate additional strategic acquisitions, investments and exits, and achieve planned benefits;

- any security breaches and other disruptions to our information technology networks and systems, as well as privacy, data security and data protection risks, including risks associated with use of artificial intelligence capabilities in our business operations;

- any loss or insolvency of our key customers and OEMs, or key suppliers;

- our ability to project future sales volume based on third-party information, based on which we manage our business;

- the protection of our intellectual property in certain jurisdictions;

- our compliance with global anti-corruption laws and regulations;

- legal and regulatory proceedings and claims involving us or one of our major customers;

- the extensive regulation of our patient temperature management business;

- risks associated with our manufacturing processes;

- the effects of climate change and catastrophic events, as well as regulatory and stakeholder-imposed requirements to address climate change and other sustainability issues;

- our product quality and safety;

- our borrowing availability under our revolving credit facility, as well ability to access the capital markets, to support our planned growth;

- our indebtedness and compliance with our debt covenants; and

- other risks, uncertainties and other factors set forth in "Item 1A. Risk Factors" and elsewhere in our Annual Report on Form 10-K for 2023, and subsequent reports filed with or furnished to the U.S. Securities and Exchange Commission.

In addition, with reasonable frequency, we have entered into business combinations, acquisitions, divestitures, strategic investments and other significant transactions. Such forward-looking statements do not include the potential impact of any such transactions that may be completed after the date hereof, each of which may present material risks to our business and financial results.

Except as required by law, we expressly disclaim any obligation or undertaking to update any forward-looking statements to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors, our executive officers and persons who beneficially own more than 10% of a registered class of our equity securities ("insiders") to file reports with the SEC regarding their pecuniary interest in our equity securities and any changes thereto. Three transactions reported on a Form 4 filed on February 25, 2025 for Phillip Eyler involving the withholding of shares of our common stock upon the vesting of RSUs was filed after the required deadline of January 3, 2025, and one holding reported on a Form 3 filed on January 2, 2025 for Leo Wang was filed after the required deadline of December 26, 2024 and was then subsequently amended via a Form 3/A that was filed on January 10, 2025 to report ownership of shares that had been omitted from the original Form 3 filing. Based on our review of the insiders' forms filed with the SEC during 2024 and representations made by the directors and executive officers, all other transactions were timely reported.

SOLICITATION BY BOARD; EXPENSES

We will bear the entire cost of preparing, assembling, and mailing the proxy materials. We may supplement our solicitation of proxies by mail with telephone, e-mail or personal solicitation by our officers or other regular employees. We will not pay any additional compensation to any of our employees for their supplemental solicitation services. We have requested banks, brokers and other nominees to forward the proxy materials to, and to obtain proxies from, the beneficial owners and we will reimburse such record holders for their reasonable out-of-pocket expenses in doing so upon request.

REQUIREMENTS FOR SUBMISSION OF SHAREHOLDER PROPOSALS AND NOMINATIONS FOR 2026 ANNUAL MEETING

Under SEC rules, if a shareholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2026 annual meeting of shareholders (pursuant to Rule 14a-8 of the Exchange Act), we must receive the proposal at our principal executive office (Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377) by the close of business on November 26, 2025 (because November 27, 2025 is a federal holiday and therefore not a business day). As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Any shareholder director nomination or proposal of other business intended to be presented for consideration at the 2026 annual meeting, but not intended to be considered for inclusion in our proxy statement and form of proxy relating to such meeting (i.e., not pursuant to Rule 14a- 8 of the Exchange Act), must be received by us at the address stated above not less than 90 days and not more than 120 days before the first anniversary of the date of the 2025 annual meeting. Therefore, such notice must be received between January 8, 2026 and the close of business on February 6, 2026 (since February 7 is not a business day) to be considered timely. However, if our 2026 annual meeting occurs more than 30 days before or 60 days after May 8, 2026, we must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2026 annual meeting or the 10th day following the day on which public announcement is made of the date of the 2026 annual meeting, and (B) not earlier than the 120th day prior to the 2026 annual meeting.

The above-mentioned proposals must also comply with our Bylaws and the proxy solicitation rules of the SEC and Nasdaq, including but not limited to the information requirements set forth in our Bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19(b) of the Exchange Act, to the extent applicable. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the foregoing and other applicable requirements.

HOUSEHOLDING FOR SHAREHOLDERS SHARING THE SAME ADDRESS

The Company has elected to send a single copy of the Internet Notice or, to the extent a paper copy is requested, a single copy of the annual report and proxy statement to any household at which two or more shareholders reside unless one of the shareholders at such address provides notice that he or she desires to receive individual copies. This "householding" practice reduces the Company's printing and postage costs. Shareholders may request to discontinue or re-start householding, or request a separate copy of the 2024 annual report to shareholders and this proxy statement, as follows:

– If you hold your common shares through a bank, broker or other nominee, you should contact such record holder directly.

– If you are a shareholder of record, you should contact Computershare, P.O. Box 30170, College Station, TX 77842-3170 or (800) 962-4284.

The Company undertakes to deliver promptly, upon written or oral request, a separate copy of the Internet Notice and, if applicable, copies of such additional proxy materials to a shareholder that previously elected to receive a single copy of materials with one or more other shareholders.

AVAILABILITY FOR 2024 ANNUAL REPORT TO SHAREHOLDERS

Copies of the 2024 annual report to shareholders (excluding certain exhibits or documents incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2024) are available to shareholders at no charge upon written request to: Corporate Secretary, Gentherm Incorporated, 28875 Cabot Drive, Novi, MI 48377 or at https://ir.gentherm.com/ under the "Financial Info – Annual Reports" tab. The content of our website or the websites of other third parties noted herein are not incorporated by reference in this proxy statement.

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Your cooperation in giving this matter your immediate attention and in voting your proxies promptly is appreciated.

By Order of the Board of Directors

Wayne Kauffman

Senior Vice President, General Counsel and Secretary

Technology to the next degree™

HEADQUARTERS

28875 Cabot Dr.
Novi MI, USA 48377

(248)504.0500 | www.gentherm.com